





Annual Report 2006

AMERICAN BANK NOTE HOLOGRAPHICS, INC.

To Our Shareholders

We are pleased to report we concluded 2006 successfully and are continuing to build on this success in 2007. We faced significant challenges in early 2006 and we are proud of how our entire organization rose to these challenges, and effectively resolved the issues of uncertainty while implementing the major growth and value creation initiatives to deliver on our commitment of maximizing value for our stockholders. Significant highlights include:

Transaction Card Market Leadership Strengthened

ABNH continues to be the world's leading supplier of optical security devices for the transaction card industry and maintains deep relationships with the major payment brands as well as the certified card manufacturers worldwide that produce cards on behalf of over 20,000 financial institutions. In late 2004, we started to lead a transition for many of the major cards to our integrated holographic magnetic stripe, HoloMag™, that provides security, design, branding and functional advantages to the industry. HoloMag contributed significantly to our growth until early 2006 when Visa announced the occurrence of a rare problem at certain retail locations in which certain types of payment terminals were vulnerable to electro-static discharge (ESD) when cards with HoloMag were swiped in those terminals. Visa terminated the HoloMag program in March 2006, and put ABNH on notice of its intention to seek indemnification. This posed tremendous challenges for us and it had a significant impact on the year. We are proud of how our entire organization rose to these challenges resulting in the following positive outcomes: (i) we worked with Visa in assisting them to transition their card designs to incorporate alternative holographic security and design elements that ABNH supplies, (ii) we recently entered into an agreement with Visa releasing both parties from any liability relating to HoloMag and confirming both parties' mutual intention to continue to work together, (iii) we invented a solution to eliminate ESD and incorporated it into our Generation 2 version of HoloMag, and (iv) we strengthened existing relationships and initiated new relationships among the major card manufacturers worldwide. We are relieved that the distractions relating to ESD and the first generation of HoloMag are now behind us, and we are building upon our strong relationships with Visa as well as all the other major payment card associations and card manufacturers worldwide to expand upon our leadership position in the card industry. HoloCard™, ABNH's full-faced holographic card, is another major program that has recently proven to be a great success. This innovative product is becoming increasingly popular among major retailers and banks issuing both proprietary branded cards as well as cards under the Visa, MasterCard, and American Express networks. The global transaction card market is expected to grow significantly over the coming years with the penetration of emerging markets, and the positive impact of gift cards, debit cards, smart cards, loyalty programs, bank mergers and alternative form factor cards. We expect ABNH to continue to lead this dynamic industry with the highest quality card authentication and branding programs worldwide.

"We have strengthened our market, technology, operating and financial position while the market for effective authentication technologies is poised to expand significantly."

Secure Identity Document Market Expands

Issuers of government credentials such as identity documents have traditionally not been as sensitive to concerns about counterfeiting as issuers of payment cards and other financial documents since the issuer of the identity document does not typically experience a direct financial loss if the document is counterfeited. Recent concerns regarding terrorism and identity theft have significantly heightened the sensitivity to the security of identity documents. ABNH has adapted its experience as the leading global supplier of optical security devices protecting transaction cards, to address the increasing need for improved security in the identity document market. Many of our customers in the transaction card market are also increasing their presence in the identity market and we are building closer, mutually beneficial relationships with these organizations. We have also invented and patented innovative technologies that help to enhance the security of these documents while facilitating a wide range of application conditions. As a result, we have built a strong position both domestically, as the supplier to the US Department of Homeland Security, Secret Service and Department of Defense for the credentials they issue, and internationally, for the national ID cards for countries that are particularly sensitive to counterfeiting such as Colombia and Pakistan. We believe we will see continued increase in demand for secure credentials both domestically and internationally, and ABNH is well positioned to address this growing need.

Product Authentication Market Growing

We have also strengthened our position in the growing market for authentication devices to protect branded consumer and industrial products. According to the International Chamber of Commerce, global businesses are losing $600 billion per year due to counterfeiting and this is expected to increase to $1.2 trillion by 2009. As a result, governments and major corporations are addressing this issue more extensively than ever before. ABNH is providing a variety of authentication programs to address increasing customer needs in the pharmaceutical, industrial packaging, electronics, apparel and high value consumer product markets. In 2006, we established new programs for major pharmaceutical and food companies, and strengthened our prospects in the apparel market with an innovative, washable holographic label. We believe we are well-positioned to capitalize on the increasing demand for improved security for consumer and industrial branded products.

Operational Improvements

In 2005-2006, we implemented and completed the facilities consolidation program that has resulted in over 80% increase in the size of our facilities while substantially reducing our facilities overhead and improving operational efficiencies. The economic benefits of this consolidation were partially masked in 2006 by the inevitable transition costs and start-up inefficiencies of phasing in a new facility. We expect to see more significant economic benefits resulting from the efficiencies of the facilities consolidation starting in 2007. The facilities consolidation also gave us the opportunity to strengthen our management, operational and technical teams. We now have an outstanding team comprised of both dedicated long-term ABNH employees and great new talent, all working well together to capitalize on significant opportunities for growth and value creation.

Financial Strength

2006 was also a strong year from a financial perspective, and laid the groundwork for continued financial success going forward. Despite the unexpected challenges we faced and resolved, we achieved record financial performance. Some highlights include:
Revenue - $32.5 million, a new record.
Net Income - $3.6 million, also a new record.
Net Income Margin – 11.1% of revenue, also a new record.
Cash – Increased from $9.1 million at year-end 2005 to $15.3 million in 2006, another new record. The major investments in our facilities and operations are now behind us, and we continue to have no debt.

Strategic Opportunities

We are at an exciting time in the company's history. We have resolved the issues of uncertainty with Visa and strengthened our market, technology, operating and financial positions at the same time as the market for effective authentication technologies is poised to expand significantly. To most effectively capitalize on the substantial growth opportunities we have going forward, we have commenced a thorough evaluation of our strategic alternatives. We are excited to be working with Morgan Keegan & Co. as our advisor to review various financial and strategic alternatives to maximize the value of the company for our stockholders.

Our Board of Directors

We are also pleased to have recently expanded and strengthened our Board. We welcome Randy Bassett and Eric Haskell who both bring a wealth of insight and perspective to the Board. Together with Jordan Davis, Fred Levin, Richard Robbins and ourselves, we have a dynamic Board with a diverse range of experience, all committed to strong corporate governance and maximizing stockholder value.

Thank you for your continued confidence in ABNH. We look forward to a prosperous and secure future.



Kenneth H. Traub
President & CEO



Salvatore F. D'Amato
Chairman

July 20, 2007

FINANCIAL HIGHLIGHTS



Cash & Short-Term Investments
Dollars in Thousands
$17,500
$15,000
$12,500
$10,000
$7,500
$5,000
$2,500
$0
2002
2003
2004
2005
2006



Revenue
Dollars in Thousands
$35,000
$30,000
$25,000
$20,000
$15,000
$10,000
$5,000
$0.0
2002
2003
2004
2005
2006

"2006 was a strong year from a financial perspective, and laid the groundwork for continued financial success going forward."



Net Income
Dollars In Thousands
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
($500)
($1,000)
2002 (1)
2003
2004
2005 (2)
2006



Net Income
As a Percent of Revenue
12.50%
10.00%
7.50%
5.00%
2.50%
0%
-2.50%
2002 (1)
2003
2004
2005 (2)
2006

(1) Excludes $9.3 million (pre-tax) of non-cash impairment charges for goodwill and fixed assets which were included in operating expenses.

(2) Includes $2.8 million (pre-tax) of costs related to the facility relocation and consolidation and $5.0 million (pre-tax) of costs associated with Visa's cessation of the Visa HoloMag program.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period of to

Commission File No. 1-14227

AMERICAN BANK NOTE HOLOGRAPHICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE **(State or Other Jurisdiction of Incorporation or Organization)**	**13-3317668** **(I.R.S. Employer Identification Number)**
2 APPLEGATE DRIVE **ROBBINSVILLE, NJ** **(Address of Principal Executive Offices)**	**08691** **(Zip Code)**

(609) 632-0800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class)

Indicate by check mark if the registrant is a well know seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports, and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by checkmark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. (See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).

YES ☐ NO ☒

The aggregate market value of the common stock, $0.01 par value, held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 30, 2006, was approximately $32,863,000. Shares of common stock held by each officer and director and by each person who controls 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The aggregate number of shares of common stock, $.01 par value, outstanding on March 23, 2007 was 19,034,138.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this Annual Report on Form 10-K will be filed with the Commission within 120 days after the fiscal year ended December 31, 2006.

AMERICAN BANK NOTE HOLOGRAPHICS, INC.

2006 Form 10-K

Table of Contents

Part I.

Item 1. BUSINESS.

American Bank Note Holographics, Inc. ("ABNH" or the "Company") originates, produces, markets and sells holograms and products incorporating holograms. Our mission is to address the escalating global problem of product and document counterfeiting with high quality authentication devices and related products and services for brand owners and governments. Our products are used primarily in security applications including authentication of transaction cards, identity documents, documents of value and various consumer products. We operate in one reportable industry segment. Our ability to create distinctive, secure optically variable devices, to reproduce them with high quality and to distribute them securely has enabled us to become a market leader in security holography. Our products are used by over 200 companies worldwide, including MasterCard, VISA, American Express, Discover, Diners Club, Citicorp, Sears, Nordstrom, Janssen-Cilag, Eli Lilly, Genomma, Quaker State, Roshfrans, Sony, Oki Data, Raytheon, Nike, Reebok and Prince as well as the United States government and other governments and companies. We also produce non-secure holograms for design and promotional applications.

We believe we have a number of strengths that provide us with a competitive advantage in the security sector of the holography industry, including:

- our reputation as a quality supplier of secure holograms with over 20 years of experience in the industry,
- our expertise in holographic technology and production techniques which enables us to offer effective security solutions for a variety of end use markets and application environments,
- our secure production and distribution processes and capabilities which qualify us to meet the stringent requirements of security conscious customers,
- our origination laboratories, which enable us to produce distinctive holograms with a variety of security features that make them difficult to counterfeit, and
- our integrated manufacturing facilities, which allow us to mass produce our products in accordance with the highest quality standards.

The Holography Industry

A hologram is a unique type of image that is created through the diffraction of light at pre-determined angles to create various visual effects. Holograms are created with special laser configurations and do not use ink, thereby enabling a holographic image to be easily distinguished from a traditionally printed or copied image. When a hologram is viewed from different angles, the viewer is able to see features such as depth and movement, which would not typically be possible in most two-dimensional images. Holograms can also include information that is detectable only with the aid of special devices.

The holography industry is divided into two main sectors: security and non-security.

Security

The security sector of the holography industry includes products that protect and authenticate transaction cards, documents of value, consumer and industrial products and identification cards. Using holography, and other techniques, we can develop a unique holographic security device for each customer with which to identify and protect the customer's products. Holograms provide the following major benefits as security devices:

- difficult to copy—holograms cannot be copied with conventional copying equipment such as color copiers or scanners. The unique properties and high resolution of a security hologram make it extremely difficult to replicate even with specialized equipment and expertise.

- overt features—the unique visual aspects of a hologram are easily recognizable, making authentication of products and documents practical for the general public without special machinery, equipment or training. Overt features that we offer include:
  - 3-D Imagery—an image that has three dimensions and gives the illusion of depth or varying distances.
  - TrueColor—a holographic image that gives the illusion of color.
  - Parallax—images created on different planes that move in relation to one another when viewed from different angles.
  - Secondary Flip Image—an image that appears and disappears when viewed at certain angles.
  - Diffractive Mercurial—a bright, sharp, color shifting two-dimensional image.
  - Animation—a two or three-dimensional image that gives the illusion of motion.
- covert features—hidden features that can only be detected with high-powered microscopes or specialized readers can be incorporated into a hologram to make it more difficult to counterfeit, facilitate verification in the field and support forensic investigation. Covert features that we offer include:
  - Hidden Latent Image—a hidden element within a holographic image that is machine-readable only with a proprietary reader.
  - HoloScan™—our hidden machine readable code within a holographic image that can be read with special readers.
  - Micro Imagery—text or a logo within a holographic image that is visible only under magnification.
  - Nano Imagery—microscopic text or a logo within a holographic image that is visible only with high-powered magnification.
- physical features—features that can be combined with holographic materials to increase the security of the holographic product. Physical features that we offer include:
  - HoloMag™—an integrated hologram and magnetic stripe.
  - Micro-demetallization—a feature whereby a designed portion of the vacuum deposited aluminum materials are removed from the holographic film to create additional unique features that can be used to differentiate and authenticate the materials. This can be used to create see through screens, additional micro text in the metallization layer, and images that are only visible under magnification.
  - Tamper Apparent—an invisible feature used in labels which when combined with the holographic image will act as a self destructive layer and produce a predictable release pattern that indicates that a product has been tampered with or altered. This release pattern can be in the form of a customized or generic design.
  - Taggants—unique features which are added during the manufacturing process to the holographic films or coatings that are verifiable by specialized equipment.

The security sector of the holography industry addresses concerns relating to counterfeiting, diversion, tampering and fraud. The cost of the hologram is generally relatively small compared to the value of the item being protected and the risk of loss. Consequently, customers typically select suppliers primarily based on the effectiveness of their security solutions, quality, reliability and price.

Our research, product development, marketing and sales activities are primarily focused on the security sector of the holography industry. We offer a diverse set of security, authentication and design features. Based on customer specific needs and applications, we can combine these techniques creating a unique set of effects in a well-constructed and effective holographic security product.

Non-Security

The non-security sector of the holography industry includes design, packaging and other decorative applications.

The unique visual appeal of holograms makes them attractive for use on consumer products. Holograms are used to enhance the design of a wide variety of products including greeting cards, decorative clothing, point-of-purchase displays, and for other promotional uses. Holograms are also used for packaging of food and other products. These holograms are generally used on consumer product packaging for their eye-catching appeal, including packaging for candy, beer, toothpaste, soft drinks and other consumer products. Non-secure holograms are generally not as complex, secure or proprietary as security holograms. Since there are more companies capable of producing non-secure holograms than there are qualified to produce and market security holograms, the competition is more intense in the non-security sector, and the margins are typically lower than in the security market. Customers in the non-security sector of the holographic industry typically distinguish between suppliers primarily based upon price, quality and production capacity.

Markets and Products

We have five target markets, and we market various products to meet the needs of these markets:

Transaction Cards. In the early 1980's, we began marketing our secure holograms for use on transaction cards and, as a result, helped to create and expand the security sector of the holography market. Since that time, holograms have been established as an important fraud prevention device on transaction cards. They are also commonly used to enhance the brand image of a transaction card issuer. Our products include:

Holographic Hot-Stamp Patch. Our largest source of revenue since our inception has been security holograms embossed into hot-stamp foil for transaction card authentication. Holographic hot-stamp patches can also enhance the design and branding of a card. Our customers for this product include the issuers or manufacturers of MasterCard, VISA, American Express, Diners Club, Sears and various other retail and payment cards. We are the market leader in this segment and have developed a secure, global distribution system for secure holograms to the payment card industry.

HoloMag™. HoloMag is an integrated holographic magnetic stripe. HoloMag significantly enhances the security of a card with overt, covert and machine readable security features. HoloMag also can support the branding objectives of card issuers with attractive imagery on the magnetic stripe while freeing up space on the front of cards.

HoloCard™. HoloCard incorporates a hologram on a card's entire face, creating a customized marketing tool and a counterfeit deterrent. A full-faced hologram can support brand recognition, product enhancement campaigns, customer retention and overall product differentiation efforts.

Identification Documents. We provide secure holographic laminates and patches for identity documents such as national ID cards, passports, government credentials, military credentials and drivers' licenses. We have patents on demetallized holograms which are transparent and used to see printed information under the holograms.

We believe there are significant security advantages for demetallized holograms used on ID cards and other documents. We currently supply demetallized laminates for certain secure U.S. government credentials as well as national IDs for certain foreign countries. We believe there is a need to improve the security of many identity documents used in the United States and other countries, and we are proposing security holograms as a component of the security enhancements that are being considered by major issuers of identification documents.

Product Authentication and Security Packaging. The use of holograms for product authentication and security packaging is driven by concerns regarding counterfeiting, piracy, pilfering, diversion and other infractions that can result in lost sales, lost goodwill and product liability claims. Holograms are used as authentication devices in, among others, pharmaceuticals, licensed consumer products and high value consumer and industrial products. Product authentication holograms are either machine or hand-applied to individual products. A holographic label that is tampered with can become permanently damaged, leaving a visible footprint on the product. Our products for this market segment include:

Holographic Labels. Our pressure-sensitive label is available with a broad array of authenticating features such as demetallizing, latent imagery, machine readability and other overt and covert features. By combining multiple security techniques, we achieve higher levels of security and make the entire product or package easier to authenticate and difficult to simulate.

HoloSeal™. HoloSeal integrates several key security features into one innovative device. A high security hologram, customized tamper-apparent break pattern, black light verification system and machine-readable embedded code are all features of this security label. In addition, HoloSeal can be manufactured to be transparent or semi-transparent so that printed regulatory or marketing copy can be seen through the hologram.

HoloCap™. HoloCap is our innovative approach to sealing bottles or containers with a higher level of security. Utilizing an induction seal process, this application provides for authentication, tamper-resistance and branding. A holographic layer becomes part of the seal itself. HoloCap can be combined with other security features to create an effective approach for the security needs of a wide range of sealed products.

Holographic Shrink Sleeves. We have developed a heat-shrink seal with an integrated holographic stripe that can be applied to the lids of bottles to deter product fraud and tampering. By including overt and covert security features within the hologram, a customized tamper-apparent break pattern and an embedded black light verification system, our holographic shrink sleeves provide manufacturers of bottled goods with a tool to combat criminals that, at the same time, can be easily integrated into a customer's existing manufacturing operations.

Documents of Value. Concerns over counterfeiting and copying have led to an increased use of holograms produced by international suppliers for international markets for currency, checks, gift certificates, tax stamps and other financial instruments. While this market may provide a future growth opportunity for the Company, we have had minimal sales in this market to date. Holographic products for paper documents of value include:

Holographic Thread. A holographic thread is a security device made up of a narrow-strip hologram, approximately 2-5 millimeters wide, and is typically incorporated into the paper substrate at the security paper mill. The hologram is often partially embedded into the paper creating a window or serpentine-thread. This holographic product offers both visual and covert security features and helps raise the recognition and perceived value of the document it is embedded into. We produce holographic material for security threads with our proprietary process, which we believe provides significant advantages for brighter and more durable holographic threads compared to other methods of holographic replication.

Holographic Ribbons. A holographic ribbon is an anti-counterfeiting device that can be used on documents of value such as checks and currency. The system is comprised of a narrow strip hologram made of hot-stamp foil and slit into ribbons that are applied on security paper by either the paper maker or the printer.

Holographic Patch. A holographic patch is created by embossing a hologram into hot-stamp foil, and is used for authenticating currency and other secure documents. It is machine applied for registered placement and quality. Depending on the design of the document, patches can be created to meet specific size, shape, creative and security requirements. A holographic patch is applied with heat and pressure forming a distinctly recognizable, security component of the document.

Commercial. We also produce holographic imagery for decorative and promotional purposes. Our products for this market include pressure sensitive labels with a rich array of designs and wide web holographic patterns for flexible packaging applications.

Strategy

Protect and Enhance Our Position in Our Core Transaction Card Business. We hold a leadership position in the market for holograms on transaction cards as a result of our relationships with leading transaction card companies and many of the major security card manufacturers. We intend to maintain our leadership position in the card industry through excellent customer service and the distribution of new products that address the security needs and design objectives of this market.

Focus Sales and Marketing. We have narrowed the focus of our sales and marketing efforts to those specific applications within our target markets in which we can establish and sustain competitive advantages through a combination of product differentiation, intellectual property and market position.

Broaden and Enhance Our Security Offerings. We are developing better security solutions for our target markets which incorporate innovative applications of holography and other complementary technologies.

Control Costs. We have invested in more efficient operations and prudently manage our expenses to strengthen our competitive position and enhance profitability.

Strengthen Operational Capabilities. We have made significant investments in our facilities and our manufacturing capabilities and intend to continue to invest in enhancing our production and operational capabilities to broaden our product range, improve the products and services we provide to our customers, become more vertically integrated in our manufacturing operations and to gain operational efficiencies.

Acquire Strategic Companies and Assets. We will be pursuing prospective strategic acquisitions and partnerships in order to diversify our product line and customer base, achieve scale efficiencies, and strengthen our position as an integrated supplier of products and services that authenticate, protect and enhance critical and valuable documents, products and brands.

Production Processes

We are one of the most experienced security production companies in the holographic industry. In our high-security facility in Robbinsville, New Jersey we operate a holographic design studio, seven holographic origination laboratories, a recombining operation, electroforming, plate making, twenty-two mass replication lines, converting and finishing operations as well as extensive quality control and security procedures. Additionally the facility houses our high security warehouse and shipping and receiving areas.

Our production process is integrated to handle most aspects of production, including materials sourcing, processing, finishing, packaging, storage and logistics. We generally design and originate our own holograms in our facility in Robbinsville, New Jersey. We subcontract certain production functions or products, including HoloMag, to third parties. The production process for holograms produced by us consists of the following steps:

Design

The first step of the production process is the design of the hologram. In our art department, our experienced personnel work with the customer to develop a conceptual design that incorporates the necessary features, both security and non-security, to satisfy the customer's requirements.

Origination

After the design has been completed, various laser-ready components (digital data, three-dimensional sculpture, flat art, etc., referred to as "information") are delivered to our holographic origination studios.

The conversion from information to hologram is based on our ability to record light in an organized format. Coherent light, which is delivered by a laser, is best understood as light, which has one wavelength of the visible spectrum and possesses a high degree of organization. The coherent light is split into two beams (the object beam and the reference beam) and directed toward photo-resist treated glass. The object beam is interfered with by the information before continuing its travel toward the photo-resist treated glass. The reference beam is not interfered with and travels directly toward the photo-resist treated glass.

The object beam then interferes with the reference beam, creating an interference pattern, which is recorded on the light sensitive photo-resist glass. After developing the photo-resist glass, the film is re-illuminated approximating the original angle(s) of the reference beam. The resulting interference pattern within the film reflects some of the light, striking it into a re-creation of the pattern of light that originally came from the object beam, due to a property of light called diffraction. The reflected light, now organized and containing all information that the object beam once carried, allows the viewer to see all of the information in three dimensions, true color or with other desired effects. There are less complex methods of creating a hologram origination than the process described above. However, in our opinion, the above process produces the clarity, depth perception, movement and mass replication properties that are essential components of our secure holograms. We believe that certain competitors in the security sector may use similar processes among others.

We have invented and patented a novel method of holographic origination that produces high resolution images and unique features which complement our deep capabilities in classical laser interference holography. This method uses state of the art complex computer algorithms and proprietary equipment to generate unique visual and security features that cannot be obtained with classical holography. This method enables us to provide greater flexibility in security features and design, particularly when combined with other imaging techniques we deploy.

Plate Making

Once the origination process is completed, a plate is created in order to permit mass production. The "one-up" image is "step and repeated" to a pre-determined size with multiple identical images recorded on a photo-resist glass. We have designed and built a proprietary step and repeat process to create very precise plates for mass production of tightly registered images. The glass is then converted to a production plate in an electrolytic process where nickel is grown on the surface of the glass. Nickel is used because its molecular nature allows for an exact transfer of the origination to the production plate. We believe that our plate making process is an important component of our ability to mass-produce our secure holograms with high precision.

The electrolytic process creates different "generations" of plates prior to the production phase. Each generation, identical to the last, creates a more wear resistant plate for use in a mass production environment, thereby extending the useful life of the plate. The production plate will have varying degrees of hardness, depending upon the processes used in production.

The step and repeat process may be achieved through either optical replication or mechanical replication. Optical replication is accomplished by repeatedly exposing the original image one by one into the photo sensitive resist plate along with any registration marks. The image and mark are placed onto the plate with a high degree of accuracy. Mechanical replication is accomplished by forming surface relief copies of a one-up master in an ultraviolet light curing system and then repeating the process for each required image in a multi-image version.

Mass Production

Manufacturing specifications are determined in collaboration with the customer. We typically enter into production planning with the customer where drawings and overall specifications are written and distributed to the various production and quality control departments.

We employ three methods of mass-production of holograms. Hard embossing transfers images to an aluminum foil/polyester substrate through heat and pressure using steel cylinders. Heat and pressure on the holographic plate force the holographic image into the foil, which is then further processed into the final product. Soft or compliant embossing generally permits embossing into coated, pre-metallized films with heat and pressure re-forming the surface of the coating using one steel and one compliant cylinder to replicate the imagery. The material is then metallized using a vacuum deposition process and further processed into final product.

The other method of mass production we employ is casting. We developed a proprietary casting method involving ultraviolet curing, which we refer to as In-Situ Polymeric Replication. Using this method, a polymer is transferred to a substrate (polyester, polypropylene, etc.) which is then put in contact with the holographic plate and cured using ultraviolet light so that holographic imagery is captured in the polymer and replicated. The material is then metallized using a vacuum deposition process.

Finishing for each of these methods may include some combination of metallization or other vacuum deposition, demetallization, application of coatings and adhesives, magnetic coating, slitting, sheeting, die-cutting, lamination and custom printing, encoding or numbering. The completed holographic material may then be applied to the customer's product.

We perform the above processes through a combination of our internal production resources and outside subcontractors.

Procurement of Key Materials and Products

We purchase certain key materials used in the manufacture of our products, and subcontract certain production functions or products from third parties some of which are sole suppliers. In some cases, we do not have supply contracts with our suppliers, and operate on a purchase order basis. In the case of HoloMag, we have a single supplier, CFC International, Inc. an ITW Company, with whom we have a supply contract. We may not be able to find alternative sources in a timely manner if our suppliers or subcontractors become unwilling or unable to supply us, or if they increase their prices. Our inability to obtain key product components or to have certain processes performed on our behalf could cause delays or reduce product shipments, which could cause our relationship with customers to suffer and materially and adversely affect our financial condition, results of operations and cash flows.

Quality

Through an extensive quality assurance program, we continually make improvements to our processes through the use of an effective and efficient business management system.

In 2005, we moved and consolidated our ISO-certified facilities from Elmsford, New York and Huntingdon Valley, Pennsylvania into a new facility in Robbinsville, New Jersey. (See "Manufacturing Facilities" below and "Item 2. Properties"). We have continued to employ the same quality policies and procedures in our facility in Robbinsville, New Jersey, and we have introduced additional management systems to comply with new ISO requirements. After the facility consolidation was complete, we began preparing for the ISO 9001-2000 certification process for our Robbinsville, New Jersey facility and have scheduled our 3rd party ISO recertification audit for April 2007.

We are also planning to implement Six Sigma, a process of continuous improvement that involves all of our functional areas, as well as the use of and role of statistics. We will be training certain employees on Six Sigma, which will be followed by black belt and green belt certification for certain employees. These employees will then further drive and support our Six Sigma initiatives well into 2008.

Information Technology

We have an integrated Enterprise Resource Planning (ERP) system that provides essential information for management decision making. Since systems such as ERP are integrated in the initiating, authorizing, processing and reporting of financial data, key IT projects that we are focusing on in 2007 include ERP System improvements, compliance with the Sarbanes-Oxley (SOX) 404 Act, implementation and integration of a Warehouse Management System, implementation and integration of a Customer Relationship Management System and enhancement to our corporate e-mail messaging system including e-mail archiving.

Research and Product Development

We have devoted significant attention to research and product development to continue to enhance our origination, replication and mass production capabilities as well as the features and performance of our products. Our research and development has enabled us to create new technologies and proprietary production processes and to deliver innovative products to the marketplace. We intend to continue to make on-going investments in research and development in order to develop better solutions for our customers' requirements, create features which differentiate our products from those of our competitors and develop and improve processing techniques to improve the quality and reduce the costs of our products.

Research and development expense amounted to $1.6 million in 2006 and $1.3 million in each of 2005 and 2004.

Manufacturing Facilities

We lease a 134,000 square foot modern manufacturing and office building in Robbinsville, New Jersey. The facility is a high-security building and has undergone substantial construction to meet our specialized operational and security requirements. The Robbinsville, New Jersey facility is the site for our primary operations. We have also acquired and installed additional equipment and technology in the Robbinsville facility in order to broaden our capabilities to serve our target customers, expand capacity, become more vertically integrated and improve efficiency. The facility provides substantial room for expansion. Additionally we lease a 30,000 square foot facility in Huntingdon Valley, Pennsylvania as a secondary manufacturing and secure storage facility. See "Item 2. Properties."

Sales and Marketing

In 2006, we provided holographic products to over 200 customers worldwide. The majority of these customers are manufacturers of secure transaction cards. We are the exclusive supplier of holograms to MasterCard and an authorized manufacturer of VISA Dove holograms for sale to approved manufacturers of VISA cards. In 2006, we supplied holographic magnetic stripes for VISA, MasterCard, American Express and Diners Club cards. See Item 1A. "Risk Factors – *We depend on sales to transaction card companies for a substantial portion of our revenue, the loss of which would have a material adverse effect on our business.*" In addition, we supply holograms to Citicorp, Sears, Nordstrom, Janssen-Cilag, Eli Lilly, Genomma, Quaker State, Roshfrans, Sony, Oki Data, Raytheon, Nike, Reebok and Prince as well as the United States government and other governments and companies.

We currently employ a Vice President of Sales, a Vice President of Marketing and Corporate Development, a Director of Customer Service, two full-time, incentive-compensated salespeople, two customer service personnel and two technical service representatives. We also utilize incentive-based international sales agents around the world.

Our sales process generally involves identifying a customer need, designing a solution for the customer need, creating samples for customer evaluation and testing, negotiating specifications and terms and conditions and closing the sale. Most of our target customers are transaction card issuers, government agencies that issue secure credentials, as well as pharmaceutical companies and other brand owners that are seeking to protect the authenticity of their products. The sales process is generally at least three months, and in some cases, the sales process can last several years.

Pricing decisions are generally made centrally by our operating executives. We focus some of our marketing efforts on trade shows such as the Card Tech/SecureTech, Interphex, Cartes and a number of other security industry conferences around the world.

Competition

The holographic, magnetic tape and product security industries are highly competitive and highly fragmented. A number of our competitors are larger, and have greater financial resources, than us. Our industry has become increasingly competitive over the past several years as low cost foreign producers have entered our target markets, and low cost holographic producers that previously focused on non-security applications are increasingly competing in security applications. The holographic industry has also experienced consolidation, which has increased the breadth and scale of some of our competitors. In the holographic industry, competition is generally based on technology, price, product quality and customer service. We also compete with other non-holographic methods or devices.

Trademarks and Patents

We utilize a combination of patents, trade secrets and confidentiality agreements, as well as restricted access and other forms of intellectual property protection, to safeguard certain of our proprietary technology and processes. We also hold certain trademarks with respect to certain products and services. We currently hold approximately 35 U.S. patents and numerous foreign patents, as well as patents pending and service marks that are used in our business.

We cannot assure you that the degree of protection offered by our patents is sufficient; the success of any of our enforcement actions or the likelihood that patents will be issued for pending applications. Competitors in the U.S. and foreign countries may have applied for or obtained, or may in the future apply for and obtain, patents that will prevent, limit or interfere with our ability to make and sell some of our products.

Employees

As of March 23, 2007, we employed 111 persons of which 57 are covered by a collective bargaining agreement. We consider our relations with our employees to be good. We are party to a collective bargaining agreement with Paper, Allied-Industrial, Chemical & Energy Workers International Union Local 286 ("Local 286") which has a five year term and will expire on January 28, 2010. Prior to our consolidation in Robbinsville, New Jersey we also had employees covered by an agreement with PACE International Union Local 1-0318. In connection with our move to Robbinsville, New Jersey, we entered into a closure agreement with Local 1-0318, dated March 19, 2005, that provided for the termination of the contract with Local 1-0318.

Executive Officers and Directors

The following table sets forth certain information concerning our directors, executive officers and other key employees as of March 23, 2007:

Name	Age	Position(s)
Directors, Executive Officers:		
Kenneth H. Traub	45	President, Chief Executive Officer and Director
Salvatore F. D'Amato	78	Chairman of the Board
Mark J. Bonney	53	Executive Vice President, Chief Financial Officer and Secretary
Jordan Davis*	45	Director
Fred J. Levin*	44	Director
Richard L. Robbins*	66	Director

* Member of the audit and compensation committees.

Kenneth H. Traub has served as our President and Chief Executive Officer since March 2000 and as a director since April 1999. From February 1999 through March 2000, Mr. Traub served as our President and Chief Operating Officer, and from January 1999 through February 1999 he served as our consultant. Previously, Mr. Traub co-founded Voxware, Inc., a developer of digital speech processing technologies, and served on its board of directors from February 1995 to January 1998 and as its Executive Vice President, Chief Financial Officer and Secretary from February 1995 to April 1998. Prior thereto, Mr. Traub was Vice President of Trans-Resources, Inc., a diversified multinational holding company. Mr. Traub holds an M.B.A. from the Harvard Graduate School of Business Administration and a B.A. from Emory University.

Salvatore F. D'Amato has served as our Chairman of the Board since April 1999 and as a director since March 1999. He was also our Chairman of the Board and President from 1983 to 1990 and was a consultant for us from time to time between 1990 and April 1999. Mr. D'Amato was President and a director of American Banknote, our former parent corporation, from 1977 to 1983. Prior thereto, he served as Vice President, Engineering and Senior Vice President, Operations with ABN. Mr. D'Amato holds a masters degree in Engineering from Columbia University.

Mark J. Bonney has served as our Executive Vice President, Chief Financial Officer and Secretary since June 2005. Prior to joining the Company in these capacities Mr. Bonney served as a director of the Company from February 2003. Previously, Mr. Bonney had been the Managing Partner of Endeavour Advisors, LLC, a strategic management-consulting firm from April 2004. Previously, Mr. Bonney was the Chief Executive Officer of MJB Consulting, a strategic management-consulting firm, since March 2002. Prior thereto, Mr. Bonney was the President and Chief Operating Officer of Axsys Technologies, a leading supplier of optical components and subsystems from August 1999 through March 2002. Prior thereto, Mr. Bonney held various positions, including Vice President of Operations, Vice President of Finance and Chief Financial Officer of Zygo Corporation, a manufacturer of measurement systems and optical products, from March 1993 through July 1999. Mr. Bonney holds a B.S. in Business Administration and Economics from Central Connecticut State University and an M.B.A. in Finance from the University of Hartford.

Jordan S. Davis has served as a director since May 2005. Mr. Davis has been a Managing Partner of Radius Ventures, a venture capital firm since 1996. Mr. Davis also serves on the boards of directors of Health Language, Inc., Impliant, Inc. and Zettacore, Inc., each a portfolio company of Radius Ventures. Mr. Davis earned an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University in 1986 and a B.A. in Economics from The State University of New York at Binghamton in 1983.

Fred J. Levin has served as a director since February 2000. Mr. Levin has been the President and Chief Executive Officer of the LGI Network LLC, a market research and information service company, since February 2002. Previously, Mr. Levin was the President of the Concord Watch Division of Movado Group, Inc., a manufacturer and marketer of watches, from March 1998 to January 2002. Mr. Levin also served with Movado Group, Inc. as Senior Vice President, International from April 1995 to February 1998 and as Vice President, Distribution from February 1994 to March 1995. Prior thereto, Mr. Levin was a management consultant with McKinsey & Company. Mr. Levin holds a B.S. in Industrial Engineering from Northwestern University and an M.B.A. from the Harvard Graduate School of Business Administration.

Richard L. Robbins has served as a director since August 2006. Mr. Robbins served from October 2003 through January 2004 as Senior Vice President, Financial Reporting of Footstar, Inc., a nationwide retailer of footwear. He was Senior Vice President Financial Reporting and Control and Principal Financial Officer of Footstar, Inc. from January 2004 until March 2006. Footstar, Inc. filed for bankruptcy protection in March 2004 and emerged from bankruptcy in February 2006. From July 2002 to October 2003, Mr. Robbins was a partner in Robbins Consulting LLP, a financial, strategic and management consulting firm. From 1978 to 2002, Mr. Robbins was a partner of Arthur Andersen LLP. Mr. Robbins is currently a member of the board of directors of BioScrip, Inc. a provider of comprehensive specialty pharmacy and pharmacy benefit management services and of Vital Signs, Inc., a manufacturer of medical products.

Other Key Management Personnel

Michael T. Banahan is our Vice President of Sales. Mr. Banahan has been a senior sales executive with the company since 1989 and has been Vice President of Sales since 1999. Mr. Banahan is currently a member of the International Association of Financial Crimes Investigators (IAFCI) and serves as the chairman of the ethics committee of the Document Security Alliance (DSA). Mr. Banahan was previously a sales executive at Burlington Industries, Tension Envelope and West Point Pepperel. Mr. Banahan holds a B.A. in Marketing from the University of Rhode Island.

George Condos is our Controller and has been in this role since joining ABNH in April 1999. Prior to ABNH, Mr. Condos was Controller of PSR Logistics. He also served as District Controller and Office Manager at Browning-Ferris Industries and was Controller of United Carting Company. Mr. Condos holds a B.S. in Accounting from Fairleigh Dickinson University.

Dr. John Hynes is our Vice President and Chief Technology Officer. Prior to joining ABNH in 2005, Dr. Hynes was President of Card Based Information Technologies, Inc., a leading consulting firm to the card industry since 1990. Dr. Hynes holds a doctorate in magnetic physics from Florida State University and has worked in the transaction card and related industries for over 25 years. Dr. Hynes holds several patents on magnetic stripes, card security and other fields. Dr. Hynes has served on numerous standards committees including American National Standards Institute, International Standards Organization and Automatic Identification Manufacturers. Dr. Hynes has also chaired Card Technology Seminars, Card Tech/Secure Tech and International Card Manufacturers Association annual conferences covering magnetic stripe performance, card production and emerging technologies.

Ron G. McClenny is our Vice President of Operations. Mr. McClenny is responsible for managing the Company's manufacturing, engineering and quality assurance operations. Previously, Mr. McClenny was Vice President, and General Manager of JVC Magnetics America, where he was responsible for managing a $100 million video tape manufacturing facility with 250 staff members. Mr. McClenny holds a B.S. in Electrical Engineering from Auburn University and is a Six Sigma Black Belt.

William C. Morwald is our Vice President of Quality & Product Management. Mr. Morwald joined ABNH in 1984 and has served in his current role since January 2003. Mr. Morwald has served in numerous capacities with ABNH including manufacturing, quality and product management.

Adam L.A. Scheer is our Vice President of Corporate Development and Marketing. Mr. Scheer joined ABNH in 2001 and his responsibilities at ABNH include oversight of marketing, business development, international sales and strategic planning. Prior to joining ABNH, Mr. Scheer served as a senior officer with companies in the technology and chemicals industries and as an investment banking analyst. Mr. Scheer holds a B.A. in history, cum laude, from Williams College and an M.B.A. in Management, earned with distinction, from New York University's Stern School of Business where he was named a Stern Scholar.

Available Information

Our investor relations website is accessable through *http://www.abnh.com.* We make available on this website under the caption "Investor Relations (SEC Filings)" free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports as soon as reasonably practicable after we electronically file or submit such materials to the Securities and Exchange Commission. Also available on our website under the caption "Investor Relations" ("Corporate Governance") is our Code of Business Conduct and our Code of Ethics. The SEC maintains an internet site that contains reports, proxy and other information statements, and other information that the Company files electronically with the SEC (*http://www.sec.gov*). Additionally, the public may read and copy materials that we have filed with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

Item 1A. RISK FACTORS

Important Factors Regarding Forward-Looking Statements

In addition to other information in this Annual Report on Form 10-K, the following risk factors should be carefully considered in evaluating our business and us because these factors currently have a significant impact or may have a significant impact on our business, operating results or financial condition. This Form 10-K contains forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below and elsewhere in this Form 10-K.

We depend on sales to transaction card companies for a substantial portion of our revenue, the loss of which would have a material adverse effect on our business.

A significant portion of our business is derived from orders placed by certain transaction card companies and manufacturers of transaction cards, and variations in the timing of such orders can cause significant fluctuations in our sales. Sales to transaction card companies and manufacturers of transaction cards accounted for approximately 84% and 86% of our total sales in 2006 and 2005, respectively. The traditional hot stamp hologram that we have supplied for many transaction cards has been our primary source of revenue for over twenty years. Certain customers began to transition from the hot stamp hologram to an integrated holographic magnetic stripe ("HoloMag") that we supply and have cancelled plans to make this transition, due to a small number of incidents in which certain card terminals had been affected by electro-static discharge ("ESD") from static electricity carried on cards incorporating the first generation of HoloMag. These customers have continued to purchase the traditional hot stamp hologram we supply. As a result of being advised of the ESD issue and in response to requests from customers we developed a second generation HoloMag product that addresses ESD. We are currently offering to customers a second generation version of HoloMag and began shipping the product in limited quantities in early 2007, although no assurance can be given that such second generation version of HoloMag will be accepted by our customers. Further there can be no assurance that a competitor of ours will not develop an acceptable product that is adopted by our customers. To the extent that our sales of the traditional hot stamp patch holograms decline without replacing such sales with sales of new products, our business, operating results and financial condition would be materially and adversely affected.

VISA terminated the HoloMag program in 2006 and we do not expect any HoloMag sales to VISA in 2007. Additionally, we depend on sales of hot stamp holograms to VISA authorized card manufactures for a substantial portion of our revenue, the loss of which would have a material adverse effect on our business.

Sales to manufacturers of VISA transaction cards were approximately 35% and 37% of sales for the years ended December 31, 2006 and 2005, respectively. Currently we are an authorized supplier of the VISA Dove hot stamp holograms to manufacturers of VISA brand transaction cards. On March 15, 2005, VISA announced its intention to phase out the Dove hot stamp hologram that we supply for the VISA card, and to replace it with an integrated holographic magnetic stripe. On April 8, 2005, we entered into an Agreement with VISA, pursuant to which we were authorized to supply HoloMag to VISA approved card manufacturers. We began shipping HoloMag to VISA authorized card manufacturers in the second half of 2005. On March 14, 2006, we were informed by VISA that, as a result of the ESD issue, VISA was effectively ceasing the HoloMag program (the "VISA Decision"). VISA then moved to include either the Dove hot stamp hologram or the Mini Dove hot stamp hologram, both of which we supply, as the security device on VISA cards. By letter dated November 7, 2006, we were advised by VISA that VISA was terminating the VISA HoloMag Agreement. Sales of VISA products to VISA authorized card manufacturers in 2006 and 2005 were as follows:

	2006	2005
	(Dollars in millions)	
Product		
Hot stamp holograms	$ 6.0	$ 5.8
HoloMag	5.4	6.1
Total	$11.4	$11.9

Sales of HoloMag to VISA authorized card manufacturers are not expected to continue in 2007.

Sales of the hot stamp holograms to VISA authorized card manufacturers are expected to continue in 2007. If we were to lose a substantial portion of our hot stamp hologram business with VISA without replacing it with new product sales, our business, operating results and financial condition would be materially and adversely affected. In addition, if we fail to obtain anticipated orders from VISA authorized card manufactures or if we experience delays or cancellations of orders from card manufacturers, our business and financial performance will be materially and adversely affected.

VISA informed us that they would seek indemnification for costs incurred for a remediation program they implemented when ceasing the HoloMag program.

In VISA's March 2006 correspondence to us at the time it ceased the HoloMag program, VISA stated its view that "a remediation program for impacted stakeholders may be necessary" and that VISA would seek indemnification from us for such costs and/or claims. We have been evaluating VISA's actions and claims and continue to discuss the matter with VISA. We believe that we have complied with the VISA HoloMag Agreement and that the HoloMag product complied with all standards and specifications contained in such agreement and we are continuing to evaluate VISA's actions and claims and discuss the matter with VISA. In the event that VISA or other third parties assert claims against us our financial condition and results of operations may be adversely affected.

We depend on sales to MasterCard for a substantial portion of our revenue, the loss of which would have a material adverse effect on our business.

Sales to MasterCard were approximately 35% and 31% of sales for the years ended December 31, 2006 and 2005, respectively. We have an agreement with MasterCard, as amended, pursuant to which the Company is the exclusive supplier of MasterCard holograms and holographic magnetic stripes, HoloMag™. In the quarter ended September 30, 2005, MasterCard advised its member financial institutions around the world that it will allow them to choose among card designs that incorporate either the traditional hot stamp patch hologram or HoloMag, both of which are supplied by the Company. Sales of HoloMag to MasterCard were not significant in 2006. On February 9, 2007, MasterCard advised its certified card manufacturers and us that effective immediately they were no longer offering the first generation HoloMag product on newly issued cards due to a decrease in the demand for the product. To date, MasterCard has not approved the second generation HoloMag product. MasterCard has informed us that they are continuing to test the second generation HoloMag product. The agreement with MasterCard expires on February 28, 2013, subject to automatic renewal thereafter.

If we were to lose a substantial portion of our business with MasterCard without replacing it with new product sales, our business, operating results and financial condition would be materially and adversely affected. In addition, if we fail to obtain anticipated orders from MasterCard or if we experience delays or cancellations of orders from MasterCard, our business and financial performance will be materially and adversely affected.

Our quarterly and annual operating results may fluctuate and the price of our common stock may change in response to those fluctuations.

Our quarterly and annual operating results have varied in the past and may vary significantly in the future depending on factors such as:

- market acceptance of second generation HoloMag,
- timing of customer orders,
- customer business cycles,
- cancellation or expiration of customer contracts or programs,
- card expiration patterns,
- inventory replenishment,
- increased competition,
- changes in our and our competitors' pricing policies,
- changes in the cost of materials or labor,
- cost and availability of the services of subcontractors,
- costs of recruiting or relocating personnel,
- increased research and development expenses,
- expenses associated with litigation,
- market acceptance of our products,
- the time required for customer testing and evaluation,
- costs associated with implementing changes in operations,
- investments in new technology and equipment,
- changes in facility requirements,
- changes in our business strategy,
- changes in reserve levels, and
- general economic factors.

Because our revenues and operating results may fluctuate, it is possible that in some future quarter, our revenues or operating results will be below the expectations of public market analysts and investors, which could cause our stock price to decrease.

We are in a competitive, highly-fragmented industry with many companies competing to deliver a highly-specialized product, which may lead to declining sales or reduced prices for our products.

The holographic, magnetic tape and product security industries are highly competitive and highly fragmented. Our competitors, many of which are larger than us, may have greater financial and other resources than we do and may take away market share or compete with us on the basis of price, which may erode our prices and margins. Our industry has become increasingly competitive over the past several years as low cost foreign producers have entered our target markets, and low cost holographic producers that previously focused on non-security applications are increasingly competing in security applications. The holographic industry has also experienced consolidation, which has increased the breadth and scale of some of our competitors. Increasing competition in the market for our security holograms has resulted in declining sales prices for certain products including hot stamp holograms for transaction cards and certain product authentication labels. Competitive pressures may force us to reduce prices, which can adversely affect our results of operations.

Competition is based on a number of factors, such as:

- price,
- technology,
- product quality, and
- customer service.

In addition, an increased use of non-holographic methods or devices in place of our products could reduce demand for our products. We cannot assure you that we will have sufficient resources to make the technological advances necessary to maintain any competitive advantages. We also cannot assure you that the bases of competition in the industries in which we compete will not shift.

If we are not able to successfully protect our intellectual property our business could be materially and adversely affected.

Our business is dependent to some extent upon our proprietary technology. We utilize a combination of patents, trade secrets and confidentiality agreements, as well as restricted access and other forms of intellectual property protection to safeguard certain of our proprietary technology and processes. We also hold certain trademarks with respect to certain products and services. We cannot be certain as to the degree of protection offered by any of our patents or as to the likelihood that patents will be issued for any of our pending applications. Certain of our patents have expired and others have been declared invalid in the past. Other patents will expire over the next several years. We can not assure you that we will be able to maintain the confidentiality of our trade secrets or that our confidentiality agreements will provide meaningful protection of our trade secrets or other proprietary information. In addition, litigation may be necessary in the future to enforce our intellectual property rights or to determine the validity and scope of our patents or of the proprietary rights of others. Such litigation might result in substantial costs and diversion of resources and management attention.

If our products infringe on the intellectual property rights of third-parties, our business may suffer if we are sued for infringement or cannot obtain licenses to these rights on commercially acceptable terms.

We are subject to the risk of adverse claims and litigation alleging infringement by us of the intellectual property rights of others. In the past, third-parties have claimed, and may in the future claim, infringement by our products. Any such claims, with or without merit, could result in significant litigation costs and diversion of management attention, and could require us to enter into royalty and license agreements that may be disadvantageous to us or cause other harm to our business. If litigation is successful against us, it could result in invalidation of our proprietary rights and liability for damages, which could have a material adverse effect on our business and financial condition.

We depend on third-party suppliers and subcontractors for some key products and processes, and we may not be able to find alternative sources in a timely manner if those suppliers or subcontractors fail to supply us.

We purchase certain key materials used in the manufacture of our products, and subcontract certain production functions or products from third parties some of which are sole suppliers. In some cases, we do not have supply contracts with our suppliers, and operate on a purchase order basis. In the case of HoloMag, we have a single supplier, CFC International, Inc., an ITW Company, with whom we have a supply contract which was amended on July 26, 2006. Also at that time we negotiated a settlement with CFC International, Inc. that resulted in a reduction of our payable to them of approximately $1.0 million. We may not be able to find alternative sources in a timely manner if our suppliers or subcontractors become unwilling or unable to supply us, or if they increase their prices. Our inability to obtain key product components or to have certain processes performed on our behalf could cause delays or reduce product shipments, which could cause our relationship with customers to suffer and materially and adversely affect our financial condition, results of operations and cash flows.

Our common stock trades on the OTC Bulletin Board, which may adversely affect the price of our common stock.

Our common stock trades on the over-the-counter bulletin board (OTCBB), an electronic quotation service. The OTCBB does not impose listing standards or requirements, does not provide automatic trade executions and does not maintain relationships with quoted issuers. Stocks traded on the OTCBB may experience:

- a loss of market makers,
- a lack of readily available bid and ask prices,
- a greater spread between the bid and ask prices of its stock, and
- a general loss of liquidity compared to established stock exchanges or the NASDAQ National Market.

In addition, many investors have policies against purchasing or holding OTCBB securities. Both trading volume and the market value of our stock have been, and will continue to be, affected by trading on the OTCBB, which may adversely affect the price of our stock and make it difficult for our stockholders to resell their shares.

If we were unable to continue to attract and retain qualified employees, our business, operating results and financial condition could be materially and adversely affected.

While we have added significantly to our talent pool in recent years our future success continues to depend on our ability to attract and retain qualified:

- management,
- engineering,
- manufacturing,
- research and development,
- sales and marketing, and
- customer support personnel.

Competition for these individuals is intense, and we cannot assure you that we will be able to retain our existing personnel or attract and retain additional personnel.

We may be subject to significant product liability in connection with the products which we provide to our customers.

We provide holograms in connection with a wide range of our customers' products, in which case it is possible that we are subjecting ourselves to product liabilities in association with those products or in connection with the holograms used with those products. Although we maintain product liability insurance, there can be no assurance that such insurance would be available to cover any such claim or available in amounts sufficient to cover all potential liabilities.

Since a significant percentage of our sales are derived from overseas customers, our exports and business may be subject to some risks related to doing business internationally.

Sales derived from customers outside the United States were 35% and 34% of our total sales in 2006 and 2005, respectively. All of our export sales are presently billed in U.S, dollars. Our international sales are subject to risks, including:

- U.S. and international regulatory requirements and policy changes,
- exchange rate fluctuations,
- political and economic instability,
- difficulties in accounts receivable collection,
- tariffs and other barriers, and
- difficulty in attracting, retaining and managing international representatives.

These factors may have a material adverse effect on our future international sales, and consequently our business, financial condition or results of operations.

Our business is subject to environmental regulation and is always subject to environmental liability.

Our operations are subject to federal, state and local environmental laws and regulations. If we fail to comply with applicable rules and regulations, we could be subject to monetary damages and injunctive action, which could materially and adversely affect our business, financial condition or results of operations. To the extent future laws and regulations are adopted or interpretations of existing laws and regulations change, new requirements may be imposed on our future activities or may create liability retroactively.

The issuance of shares of our common stock upon exercise of outstanding options, together with the potential sales of such shares in the public market, could result in substantial dilution of your investment, a detrimental effect on our liquidity and ability to raise additional capital, and a significant decline in the market value of our common stock.

As of March 23, 2007, we had 19,034,138 shares of our common stock issued and outstanding and 3,033,722 additional shares of common stock reserved for issuance upon exercise of outstanding stock options. If the holders of shares of common stock acquired upon the exercise of outstanding options or the lapse of the sale restrictions on restricted stock grants were to sell a significant amount of their shares into the open market, the market price of our common stock could be adversely affected. The sales might also make it more difficult for us to sell equity or equity-related securities in the future at a price we deem appropriate.

Crane & Co. Inc. has certain rights which could adversely affect the market price of our common stock.

On June 30, 2000, we entered into a stock purchase agreement with Crane & Co., Inc. ("Crane") under which Crane purchased 3,387,720 shares of our common stock. This stock is not currently registered for public resale, but may be sold (i) in privately negotiated transactions, (ii) pursuant to Rule 144 in the public market, and subject to the volume restrictions of Rule 144, or (iii) pursuant to a registration statement filed by the Company. Crane has the right to demand registration on Form S-3 in the event we are eligible to register securities on a Form S-3. Since our stock trades on the OTC Bulletin Board we are not currently eligible to register our securities on a Form S-3. Crane also has piggy-back registration rights which require us to register its stock in the event we file a registration statement to sell common stock. On November 30, 2005 we were informed by Crane & Co., Inc. of their intention to sell a portion or all of their shares in an orderly manner. If the sale of these shares is not conducted in an orderly fashion it could have a negative impact on the price of our common stock. If we are required to register Crane's common stock, we will incur legal, accounting and other expenses associated with the registration and sale, and the registration and sale of Crane's common stock may have an impact on the market for our common stock. As of March 23, 2007, Crane had not sold any of its shares of our common stock.

Effects of anti-takeover provisions could inhibit the acquisition of ABNH.

Our certificate of incorporation permits our board of directors to issue up to 5,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions of such shares without any further vote or action by our stockholders. Although we have no current plans to issue shares of preferred stock, the potential issuance of preferred stock may have the effect of:

- discouraging potential acquisitions proposals,
- delaying or preventing a change in control, and
- limiting the price that investors might be willing to pay in the future for shares of our common stock.

We are also subject to Section 203 of the Delaware General Corporation Law which generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder.

Future acquisitions may entail certain operational and financial risks.

Our growth strategy includes expanding our products and services, and we may seek acquisitions to strategically expand our business. We review from time to time potential acquisitions of businesses, technologies, or products complementary to our business and periodically engage in discussions regarding such possible acquisitions. Acquisitions involve numerous risks, including some or all of the following: substantial cash expenditures and capital investments; potentially dilutive issuance of equity securities; incurrence of debt and contingent liabilities; amortization of certain intangible assets; difficulties in assimilating the operations and products of the acquired companies; diverting our management's attention away from other business concerns; risks of entering markets in which we have limited or no direct experience; the inability to manage the growth expected for various acquisitions; potential loss of key employees of the acquired companies in the process of integrating personnel with disparate business backgrounds; and combining different corporate cultures.

We cannot assure you that any acquisition will result in long-term benefits to us or that our management will be able to effectively manage the acquired businesses. We may also incorrectly judge the value or worth of an acquired company or business.

Item 1B. UNRESOLVED STAFF COMMENTS.

Not applicable.

Item 2. PROPERTIES.

We maintain our principal secure hologram manufacturing facility in Robbinsville, New Jersey and a secondary facility is located in Huntingdon Valley, Pennsylvania. During 2005 we moved our headquarters and substantially all of our principal operations, including our design, engineering, research and development, holographic origination, plate making, manufacturing, distribution and quality control for numerous holographic products to our 134,000 square foot leased facility at Robbinsville, New Jersey. The initial lease term for this facility is through May 2017 and at the expiration of the lease, we have options to renew the lease for three consecutive five year periods and we also have an option to make an offer to purchase the building.

Our 30,000 square foot leased facility at Huntingdon Valley, Pennsylvania was vacated as part of the move and consolidation of operations in 2005. We re-opened this facility for certain manufacturing and secure storage during 2006. The lease on this facility expires in July 2007 and we are currently negotiating a potential extension.

From 2000 and until October 31, 2006 we maintained a 2,400 square foot leased facility at Dalton, Massachusetts dedicated to the production of security holograms. The facility was closed in 2006 and the production was transferred to our facility in Huntingdon Valley, Pennsylvania.

Our 57,200 square foot leased facility at Elmsford, New York was vacated and all operations previously conducted in the facility were transferred to Robbinsville, New Jersey in 2005. The lease on the facility expires in December 2007. During the quarter ended September 30, 2006 we entered into an amendment to the lease on the Elmsford, New York facility. Under the terms of the amendment, we and the building's owner agreed to (i) a ten percent (10%) reduction of the fixed annual rent retroactive to April 1, 2006, (ii) the payment of $100,000 in full satisfaction of any obligation we had regarding the cost of demolition and restoration of the facility, (iii) we provided a letter of credit in favor of the owner in the amount of $789,606.80 in the event of an un-cured default of payments under the lease agreement, and (iv) acceleration of payments by us under the lease agreement in the event the facility is sub-leased.

Our Robbinsville, New Jersey facility is constantly monitored for security, and has uniformed security personnel on site, 24 hours a day, seven days a week. Our Director of Security is responsible for the physical security of each facility, access and egress, monitoring employee integrity, and safeguarding of machinery, materials, work-in-process and finished product until shipping. The security department witnesses material destruction and supervises the transfer of security shipments. Each facility is equipped with full perimeter alarms enhanced by window glass break sensors, internal motion detectors and closed circuit video monitoring of security sensitive areas. Our Huntingdon Valley, Pennsylvania facility is video-monitored remotely from Robbinsville on a 24 hour, seven days per week basis.

Item 3. LEGAL PROCEEDINGS.

We currently, and from time to time, are involved in litigation (as both plaintiff and defendant) incidental to the conduct of our business; however, we are not a party to any lawsuit or proceeding which, in our opinion, is likely to have a material impact on our financial position, results of operations or cash flows.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

Part II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES.

Our common stock has been quoted on the NASD's Over-the-Counter Bulletin Board quotation service under the symbol "ABHH," since March 31, 2000. Our securities are not listed or quoted on any exchange or other quotation system.

The following table sets forth the high and low closing prices of our common stock for each quarter of 2005, 2006 and the period from January 1 to March 23 of 2007.

	High	Low
2005		
First Quarter	$3.62	$2.75
Second Quarter	4.13	3.60
Third Quarter	5.92	3.87
Fourth Quarter	6.95	5.05
2006		
First Quarter	$6.40	$2.00
Second Quarter	3.67	2.50
Third Quarter	3.64	2.85
Fourth Quarter	3.30	2.65
2007		
First Quarter (through March 23, 2007)	$3.18	$2.79

As of March 23, 2007, there were approximately 550 holders of record of our common stock. Because many of our shares of common stock are held of record by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of beneficial stockholders represented by these record holders.

We have not paid cash dividends during the past two fiscal years. We have no plans or intentions of paying dividends in the foreseeable future.

COMPARATIVE STOCK PERFORMANCE

The Stock Price Performance Graph below shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any of our filings under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended.

The graph compares our performance from December 31, 2001 through December 31, 2006, against the performance of the Russell 2000 Index and our peer group for the same period. The peer group represented in the graph includes the corporations (other than the Company) that are in the Metal Heat Treating Group and who make up our SIC Code Index, a published index of which our group code is 3398.



COMPARISON OF CUMULATIVE TOTAL RETURN
AMONG AMERICAN BANK NOTE HOLOGRAPHICS, INC.,
RUSSELL 2000 INDEX AND SIC CODE INDEX
DOLLARS
450
400
350
300
250
200
150
100
50
0
2001
2002
2003
2004
2005
2006
AMERICAN BANK NOTE HOLOGRAPHICS, INC.
SIC CODE INDEX
RUSSELL 2000 INDEX

ASSUMES $100 INVESTED ON DEC. 31, 2001
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2006

Equity Compensation Plan Information

The following table sets forth information as of December 31, 2006 with respect to shares of our common stock which may be issued under our equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	2,950,000	$2.56	1,242,360
Equity compensation plans not approved by security holders (2)	1,863,000	$2.67	84,000
Total:	4,813,000	$2.62	1,326,360

(1) Represents our 2000 and 2005 Stock Incentive Plans.

(2) Represents our 1998 Stock Incentive Plan.

Material Terms of the 1998 Stock Incentive Plan

On July 20, 1998, we adopted the 1998 Stock Incentive Plan (as amended, the "1998 Plan"). The 1998 Plan was adopted for the purpose of granting various stock incentives to our officers, directors, employees and consultants. The board of directors (or a committee appointed by the board of directors) has discretionary authority, subject to certain restrictions, to administer the 1998 Plan. The total number of shares reserved for issuance under the 1998 Plan are 1,863,000 shares of common stock. Options to purchase 1,604,500 shares of common stock were outstanding under the 1998 Plan at December 31, 2006. The exercise price of options granted under the 1998 Plan may not be less than 100% of the fair market value of the common stock on the date such option was granted. Options granted under the 1998 Plan generally become vested and exercisable for up to either 25% or 33 ⅓% of the total optioned shares upon each succeeding anniversary of the date of grant. Generally, the unexercised portion of any option automatically terminates upon the termination of the optionee's employment with us, unless otherwise determined by the board of directors; provided however, that any extension shall not extend beyond the expiration of the option, generally ten years. Upon a change in control, outstanding options will generally become fully vested.

Material Terms of the 2000 Stock Incentive Plan

On August 4, 2000, we adopted the American Bank Note Holographics, Inc. 2000 Stock Incentive Plan (as amended, the "2000 Plan"), which was subsequently approved by our stockholders at our annual meeting on September 12, 2000. In August 2001, our stockholders approved an amendment to the 2000 Plan increasing the shares available for issuance thereunder by 600,000 to 1,350,000 shares. The 2000 Plan was adopted for the purpose of granting various stock incentives to our directors, employees and consultants. The board of directors (or a committee appointed by the board of directors) has discretionary authority, subject to certain restrictions, to administer the 2000 Plan. The total number of shares reserved for issuance under the 2000 Plan is 1,350,000 shares of common stock. Options to purchase 1,173,556 shares of common stock were outstanding under the 2000 Plan at December 31, 2006. The exercise price of options granted under the 2000 Plan may not be less than 100% of the fair market value of the common stock on the date such option was granted. Options granted under the 2000 Plan generally become vested and exercisable for up to either 25% or 33 ⅓% of the total optioned shares upon each succeeding anniversary of the date of grant. Generally, the unexercised portion of any option automatically terminates upon the termination of the optionee's employment with us, unless otherwise determined by the board of directors; provided however, that any extension shall not extend beyond the expiration of the option, generally ten years. Upon a change in control, outstanding options will generally become fully vested.

Material Terms of the 2005 Stock Incentive Plan

On August 8, 2005, we adopted the American Bank Note Holographics, Inc. 2005 Stock Incentive Plan (the "2005 Plan"), which was subsequently approved by our stockholders at our annual meeting on September 22, 2005. The 2005 Plan was adopted for the purpose of granting various stock incentives to our officers, directors, employees and consultants. The board of directors (or a committee appointed by the board of directors) has discretionary authority, subject to certain restrictions, to administer the 2005 Plan. The total number of shares reserved for issuance under the 2005 Plan is 1,600,000 shares of common stock. Options to purchase 255,666 shares of common stock were outstanding under the 2005 Plan at December 31, 2006. Also at December 31, 2006 we had issued and outstanding 133,500 shares of restricted stock under the 2005 Plan. The exercise price of options granted under the 2005 Plan may not be less than 100% of the fair market value of the common stock on the date such option was granted. Options granted under the 2005 Plan generally become vested and exercisable for up to 33 ⅓% of the total optioned shares upon each succeeding anniversary of the date of grant. Generally, the unexercised portion of any option automatically terminates upon the termination of the optionee's employment with us, unless otherwise determined by the board of directors; provided however, that any extension shall not extend beyond the expiration of the option, generally ten years. Upon a change in control, outstanding options will generally become fully vested.

Item 6. SELECTED FINANCIAL DATA.

	Year Ended December 31,				
	2002	2003	2004	2005	2006 (a)
	(Amounts in Thousands, except per share amounts)				
STATEMENT OF INCOME DATA:					
Revenue:					
Sales	$18,665	$18,284	$21,263	$32,299	$32,522
Royalty income	555	48	13	20	10
	19,220	18,332	21,276	32,319	32,532
Costs and expenses:					
Cost of goods sold, exclusive of depreciation and amortization (b)	8,926	8,279	9,161	19,368	15,779
Selling and administrative	7,136	6,518	7,070	8,850	8,996
Research and development	1,143	1,142	1,270	1,263	1,592
Depreciation and amortization	800	739	830	1,297	845
Facility consolidation			242	2,769	67
Impairment of goodwill and fixed assets (c)	9,298	—	—	—	—
	27,303	16,678	18,573	33,547	27,279
Operating (loss) income	(8,083)	1,654	2,703	(1,228)	5,253
Other income:					
Interest, net	113	97	121	259	509
Patent settlement and other	691	—	178	—	—
	804	97	299	259	509
(Loss) income before provision (benefit) for income taxes	(7,279)	1,751	3,002	(969)	5,762
Provision (benefit) for income taxes	858	744	1,201	(388)	2,167
Net (loss) income	$(8,137)	$ 1,007	$ 1,801	$ (581)	$ 3,595
Net (loss) income per share: (d)					
Basic	$ (0.44)	$ 0.05	$ 0.10	$ (0.03)	$ 0.19
Diluted	$ (0.44)	$ 0.05	$ 0.10	$ (0.03)	$ 0.18
Weighted average shares outstanding: (c)					
Basic	18,484	18,484	18,489	18,593	18,893
Diluted	18,484	18,526	18,907	18,593	19,553

	December 31,				
	2002	2003	2004	2005	2006
BALANCE SHEET DATA:					
Working capital	$14,091	$16,054	$17,243	$13,556	$19,122
Total assets	20,130	21,020	25,211	29,484	30,968
Total debt	—	—	—	—	—
Total stockholders' equity	16,442	17,449	19,314	19,310	24,129

(a) We adopted FAS 123 (R) under the modified prospective method effective January 1, 2006 resulting in stock based compensation expense amounting to $1.0 million in 2006. Under the modified prospective method, we were not required to restate the prior year financial statements.

(b) In the quarter ended December 31, 2005, as a result of the VISA Decision, we recorded a pre-tax charge amounting to approximately $5.0 million relating primarily to the value of our HoloMag inventory. Also included in the charge were increases in our provisions for accounts receivable and warranty.

(c) As a result of our annual test for impairment of goodwill, we recorded an impairment charge of $7.4 million during the quarter ended December 31, 2002. As a result of our review of long-lived assets for impairment during the quarter ended December 31, 2002, we recorded an impairment charge of $1.9 million (see Note 1 of the Notes to the Financial Statements).

(d) Diluted earnings (loss) per share would have been anti-dilutive for the years ended December 31, 2002 and 2005, if based on fully diluted shares adjusted to reflect stock options exercised.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion and analysis should be read in conjunction with "Item 6. Selected Financial Data" and our financial statements, including the notes thereto, which appear elsewhere in this report.

Overview

ABNH was, until July 20, 1998, a wholly-owned subsidiary of American Banknote Corporation ("ABN"). On that date, ABN completed the sale of 13,636,000 shares of our common stock in an initial public offering (the "Offering"), representing ABN's entire investment in ABNH. We did not receive any proceeds from the Offering.

We originate, produce, market and sell secure holograms and products incorporating secure holograms. Our products are used primarily in security applications including authentication of transaction cards, identity documents, value documents and various consumer products. We operate in one reportable industry segment. Our ability to create distinctive, secure optically variable devices, to reproduce them with high quality and to distribute them securely has enabled us to become a market leader in security holography. Our products are sold to over 200 companies worldwide, including MasterCard, VISA, American Express, Discover, Diners Club, Citicorp, Sears, Nordstrom, Janssen-Cilag, Eli Lilly, Genomma, Quaker State, Roshfrans, Sony, Oki Data, Raytheon, Nike, Reebok and Prince as well as the United States government and other governments and companies. We also produce non-secure holograms for design and promotional applications.

Concerns regarding counterfeiting, piracy and other infractions that can result in lost sales, lost goodwill and product liability claims drive the use of product authentication holograms. Companies in various industries utilize holograms as authentication devices.

A significant portion of our business is derived from orders placed by certain transaction card companies and manufacturers of transaction cards, and variations in the timing of such orders can cause significant fluctuations in our sales. Sales to transaction card companies and manufacturers of transaction cards accounted for approximately 84% and 86% of our total sales in 2006 and 2005, respectively. The traditional hot stamp hologram that we have supplied for many transaction cards has been our primary source of revenue for over twenty years. Certain customers began to transition from the hot stamp hologram to an integrated holographic magnetic stripe ("HoloMag") that we supply and have cancelled plans to make this transition, reverting back to the traditional hot stamp hologram due to a small number of incidents in which certain card terminals had been affected by electro-static discharge ("ESD") from static electricity carried on cards incorporating the first generation of HoloMag. As a result of being advised of the ESD issue and in response to requests from customers we developed a second generation HoloMag product that addresses ESD. We are currently offering to customers a second generation version of HoloMag and began shipping the product in limited quantities in early 2007.

Sales to manufacturers of VISA transaction cards were approximately 35% and 37% of sales for the years ended December 31, 2006 and 2005, respectively. Currently we are an authorized supplier of the VISA Dove hot stamp holograms to manufacturers of VISA brand transaction cards. On March 15, 2005, VISA announced its intention to phase out the Dove hot stamp hologram that we supply for the VISA card, and to replace it with an integrated holographic magnetic stripe. On April 8, 2005, we entered into an Agreement with VISA, pursuant to which we were authorized to supply HoloMag to VISA approved card manufacturers. We began shipping HoloMag to VISA authorized card manufacturers in the second half of 2005. On March 14, 2006, we were informed by VISA that, as a result of the ESD issue, VISA was effectively ceasing the HoloMag program (the "VISA Decision"). VISA then moved to include either the Dove hot stamp hologram or the Mini Dove hot stamp hologram, both of which we supply, as the security device on VISA cards. By letter dated November 7, 2006, we were advised by VISA that VISA was terminating the VISA HoloMag Agreement. Sales of VISA products to VISA authorized card manufacturers in 2006 and 2005 were as follows:

	2006	2005
	(Dollars in millions)	
Product		
Hot stamp holograms	$ 6.0	$ 5.8
HoloMag	5.4	6.1
Total	$11.4	$11.9

Sales of HoloMag to VISA authorized card manufacturers are not expected to continue in 2007.

Sales of the hot stamp holograms to VISA authorized card manufacturers are expected to continue in 2007. If we were to lose a substantial portion of our hot stamp hologram business with VISA without replacing it with new product sales; our business, operating results and financial condition would be materially and adversely affected. In addition, if we fail to obtain anticipated orders from VISA authorized card manufactures or if we experience delays or cancellations of orders from card manufacturers, our business and financial performance will be materially and adversely affected.

Sales to MasterCard were approximately 35% and 31% of sales for the years ended December 31, 2006 and 2005, respectively. We have an agreement with MasterCard, as amended, pursuant to which the Company is the exclusive supplier of MasterCard holograms and holographic magnetic stripes, HoloMag™. In the quarter ended September 30, 2005, MasterCard advised its member financial institutions around the world that it will allow them to choose among card designs that incorporate either the traditional hot stamp patch hologram or HoloMag, both of which are supplied by the Company. Sales of HoloMag to MasterCard were not significant in 2006. On February 9, 2007, MasterCard advised its certified card manufacturers and us that effective immediately they were suspending the use of the first generation HoloMag product due to a decrease in the demand for the product. To date, MasterCard has not approved the second generation HoloMag product. MasterCard has informed us that they are continuing to test the second generation HoloMag product. The agreement with MasterCard expires on February 28, 2013, subject to automatic renewal thereafter.

If we were to lose a substantial portion of our business with MasterCard without replacing it with new product sales, our business, operating results and financial condition would be materially and adversely affected. In addition, if we fail to obtain anticipated orders from MasterCard or if we experience delays or cancellations of orders from MasterCard, our business and financial performance will be materially and adversely affected.

Our products are sold on a fixed price basis under purchase orders and contracts with customers. Sales and the related cost of goods sold are generally recognized at the latter of the time of shipment or when title passes to customers. In some situations, we have shipped product where the sale is contingent upon the customers' use of the product. In these situations, we do not recognize sales upon product shipment, but rather when the buyer of the product informs us that the product has been used. Additionally, pursuant to the request of and agreement with a certain customer, completed items are stored on behalf of this customer at our on-site secured facility, and in that instance, sales are recognized when all of the following have occurred: the customer has ordered the goods pursuant to a fixed price purchase order, the manufacturing process is complete, the goods have been transferred to the on-site secured facility and are ready for shipment, the risk of ownership has passed to the customer, the customer has been billed for the order and collection of the invoice is considered reasonably assured. At December 31, 2006 and 2005, accounts receivable from this customer totaled $2.4 million and $1.5 million, respectively. In certain cases we have agreed to maintain an inventory of products for a customer to ensure quick turn around of deliveries. We only accept returns of product sold to customers when the product is determined to not be in conformance with the specifications previously agreed upon with such customers in accordance with the terms of its warranty policy and generally replaces the product. We generally provide replacement product for up to 180 days from original shipment as a warranty for defective product. Shipping and handling amounts billed to customers are included in sales and amounted to $0.9 million, $0.9 million and $0.4 million in 2006, 2005 and 2004, respectively.

We purchase certain key materials used in the manufacture of our products, and subcontract certain production functions or products from third parties some of which are sole suppliers. In some cases, we do not have supply contracts with our suppliers, and operate on a purchase order basis. In the case of HoloMag, we have a single supplier, CFC International, Inc., an ITW Company, with whom we have a supply contract which was amended on July 26, 2006. Also at that time we negotiated a settlement with CFC International, Inc. that resulted in a reduction of our payable to them of approximately $1.0 million. We may not be able to find alternative sources in a timely manner if our suppliers or subcontractors become unwilling or unable to supply us, or if they increase their prices. Our inability to obtain key product components or to have certain processes performed on our behalf could cause delays or reduce product shipments, which could cause our relationship with customers to suffer and materially and adversely affect our financial condition, results of operations and cash flows.

During 2006, 2005 and 2004, export sales accounted for approximately 35%, 34% and 21%, respectively, of total sales. All of our export sales are presently denominated in U.S. dollars.

Sales may fluctuate from quarter to quarter due to changes in customers' ordering patterns. Customers do not typically provide us with precise forecasts of future order quantities. Quarterly demand for our products may be materially influenced by customers' promotions, inventory replenishment, card expiration patterns, delivery schedules and other factors, such as the VISA Decision, which may be difficult for us to anticipate.

Cost of goods sold includes raw materials such as nickel, foils, films and adhesives; labor costs; manufacturing overhead; and hologram origination costs (which represent costs of a unique master hologram that is made to customer specifications and is an integral part of the production process). Cost of goods sold also includes the cost of certain processes that we outsource to third parties. As a result, costs of goods sold are affected by product mix, manufacturing yields, supplier prices and changes in the cost of raw materials and labor.

Selling and administrative expenses primarily consist of salaries, benefits and commissions for our corporate, sales, customer service, marketing and administrative personnel, marketing and promotion expenses, legal and accounting expenses and expenses associated with being a public company. We also include the cost of shipping and handling product deliveries that are billed to customers in selling and administrative expenses. These costs amounted to $1.1 million, $1.0 million and $0.5 million in 2006, 2005 and 2004, respectively.

Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make use of estimates and assumptions that impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to bad debts, stock-based compensation, inventories, intangible assets and taxes. These estimates and assumptions are based on historical results and trends as well as our forecasts as to how these estimates and assumptions might change in the future.

We believe the following critical accounting policies impact the significant judgments and estimates we use in the preparation of our financial statements:

Revenue Recognition

We recognize revenue in accordance with the provisions of the SEC's Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition (an amendment of SAB 101, "Revenue Recognition in Financial Statements")." Our products are sold on a fixed price basis under purchase orders and contracts with customers. Sales and the related cost of goods sold are generally recognized at the latter of the time of shipment or when title passes to customers. In some situations, we have shipped product where the sale is contingent upon the customers' use of the product. In these situations, we do not recognize sales upon product shipment, but rather when the buyer of the product informs us that the product has been used. Additionally, pursuant to the request of and agreement with a certain customer, completed items are stored on behalf of this customer at our on-site secured facility, and in that instance, sales are recognized when all of the following have occurred: the customer has ordered the goods pursuant to a fixed price purchase order, the manufacturing process is complete, the goods have been transferred to the on-site secured facility and are ready for shipment, the risk of ownership has passed to the customer, the customer has been billed for the order and collection of the invoice is considered reasonably assured. In certain cases we have agreed to maintain an inventory of products for a customer to ensure quick turn around of deliveries. We only accept returns of product sold to customers when the product is determined to not be in conformance with the specifications previously agreed upon with such customers in accordance with the terms of its warranty policy (typically within 180 days of such sale) and generally replaces the product.

Customer advances represent payments received from customers for products which have not yet been shipped. These customer advances are classified as current liabilities on our balance sheets.

Shipping and handling amounts billed to customers are included in sales. Shipping and handling costs are included in selling and administrative expenses and amounted to $1.1 million, $1.0 million and $0.5 million in 2006, 2005 and 2004, respectively.

Allowance for Doubtful Accounts

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make the required payments. We recognize an allowance for doubtful accounts based on the length of time the receivables are past due, the current general business environment, the credit worthiness and current specific business conditions of our customers, and our historical experience. If the financial condition of our customers were to deteriorate or if economic conditions were to worsen, additional allowances may be required in the future.

Inventory Valuation

Inventories are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method. At each balance sheet date, we evaluate our ending inventory for excess quantities and obsolescence. We provide reserves for estimated obsolescence equal to the difference between the cost of the inventory and its estimated market value. We fully reserve for inventories deemed obsolete. If future demand or market conditions are less favorable than our projections, additional inventory write-downs may be required.

Impairment of Long-lived Assets

We account for long-lived assets in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS No. 144"). SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. The Company is currently in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its financial position, results of operations and cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that the Company quantifies misstatements based on their impact on each of its financial statements and related disclosures. We adopted the provisions of SAB 108 during the fourth quarter of 2006 and the adoption had no effect on our financial statements.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of SFAS no. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax positions that we have taken or expects to take with respect to a tax return. The pronouncement prescribes a more-likely-than-not threshold for recognition as well as measurement criteria for changes in such tax positions for financial statement purposes. In addition, FIN 48 also requires additional qualitative and quantitative disclosures on unrecognized tax benefits to be included in the notes to the financial statements. We will adopt the provisions of FIN 48 in the quarter ending March 31, 2007. We have reviewed our accounting for income taxes in light of the provisions of FIN 48 and do not expect that adoption will materially affect our consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued Statement No. 123(R) (FAS 123R), *Share-Based Payment*, revising FAS 123 and requiring that all share-based payments to employees be recognized in the financial statements. Generally, the approach to accounting for share-based payments in FAS 123R is similar to the approach described in FAS 123, however, pro forma footnote disclosure will no longer be an alternative to financial statement recognition. We adopted the new statement effective January 1, 2006, using the modified-prospective transition method described in the statement. Under this method, we recognize compensation expense over the remaining vesting period for all awards that remain unvested at January 1, 2006. As permitted by FAS 123, we previously accounted for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. The impact on 2006 results is shown below in Results of Operations and in Note 8.,"Stock-based Compensation", in the Financial Statements.

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 151 ("FAS 151"), *Inventory Costs*, an amendment of ARB No. 43, Chapter 4. FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges. In addition, FAS 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. FAS 151 was effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We adopted FAS 151 during 2006. As a result of the impact of the VISA Decision we recorded approximately $0.8 million of overhead expenses as period expenses in 2006.

In March 2005, the FASB issued interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, an interpretation of SFAS No. 143. This interpretation clarifies that the term of *conditional asset retirement obligation* refers to a legal obligation to perform an asset retirement activity in which the timing and/ or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The provisions of Interpretation 47 are effective for fiscal years ending after December 15, 2005. We adopted Interpretation No. 47 in 2006. Adoption of this statement had no impact on our financial statement presentation since we had no conditional asset retirement obligations.

Stock-based compensation expense

Beginning in the first quarter of 2006, we were required to record the expense of share-based payment transactions pursuant to Statement of Financial Accounting Standards No. 123 (R) ("FAS 123R"). Under the modified prospective method, we were not required to restate the prior year financial statements or include in the current year any expenses related to stock option grants vested as of December 31, 2005.

We use the Black-Scholes option pricing model to calculate the fair value of options. The key assumptions for this valuation method include the expected term of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price, and forfeiture rate. Many of these assumptions are judgmental and highly sensitive in the determination of compensation expense. In the first quarter of 2006 we modified our assumption of the expected term from that used under FAS 123 to reflect an estimated reduction in the amount of time that options granted will remain outstanding as a result of our historical trends. We increased our expected volatility based on recent events which resulted in significantly higher volatility than in previous periods. Under FAS 123R we are required to estimate forfeitures rather than recording forfeitures when they occur as previously permitted. Our estimated forfeiture rate was determined by reviewing historical trends. In the fourth quarter of 2006 we again modified our assumptions of expected term and forfeitures based upon our actual experience in 2006. We will continue to review our Black-Scholes assumptions and modify them as needed in the future. Changes in these assumptions may lead to variations in the compensation expense that we record in future periods.

In 2006, operating income was reduced by $980,000 for stock-based payment compensation expense for both stock options and restricted stock. Stock-based compensation in 2006 affected cost of goods sold by $225,000, selling, general and administrative expenses by $639,000 and research and development expenses by $116,000. Stock-based compensation expense reduced our 2006 net income by $638,000 and our basic and fully diluted earnings per share by $0.03.

FAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under previous accounting literature, which has the effect of reducing net operating cash flows and increasing financing cash flows in periods after adoption. For the year ended December 31, 2006, we recognized financing cash flows amounting to $58,000 for such excess tax deductions. FAS 123R also requires the computation of an APIC pool which is the amount of excess tax benefits that are available for offset against future "shortfalls". We calculated the beginning APIC pool using the "long-form" method. The APIC pool will be used subsequent to the adoption of FAS 123R in determining whether or not amounts of deferred tax assets related to stock options in excess of the tax deductions realized (short falls) will need to be recorded as an expense.

Impact of the VISA Decision

On February 23, 2006 we reported that we had learned that there had been a small number of incidents in which certain card terminals had been affected by electro-static discharge ("ESD") from static electricity carried on cards incorporating HoloMag. We also reported at that date that we had been advised by customers of a need to develop a second generation holographic magnetic tape product that addresses the ESD issue, and that we had commenced such development, but that there could be no assurance that we would be successful in developing such a product that would be acceptable to our customers.

On March 14, 2006, we were informed by VISA that, as a result of the ESD issue, VISA was effectively ceasing the HoloMag program (the "VISA Decision"). VISA then moved to include either the Dove hot stamp hologram or the mini hot stamp hologram, both of which we supply, as the security device on VISA cards. By letter dated November 7, 2006, we were advised by VISA that VISA was terminating the VISA HoloMag Agreement. In VISA's March 2006 correspondence to us VISA stated its view that "a remediation program for impacted stakeholders may be necessary" and that VISA would seek indemnification from us for such costs and/or claims. We have been evaluating VISA's actions and claims and continue to discuss the matter with VISA.

We believe that we have complied with the VISA HoloMag Agreement and that the HoloMag product complied with all standards and specifications contained in such agreement.

Accordingly, in the quarter ended December 31, 2005, as a result of the VISA Decision, we recorded a pre-tax charge amounting to approximately $5.0 million of which $4.8 million was recorded in cost of goods sold and was principally related to the value of our HoloMag inventory. Also included in the charge were increases in our provisions for accounts receivable and potential non-ESD related warranty claims. Also shipments totaling approximately $2.3 million of VISA HoloMag that were completed and invoiced during the quarter ended March 31, 2006 were not recognized as revenue as the collection of these amounts was not considered probable as a result of the VISA Decision. During 2006 and subsequent to completing and filing our financial statements for the quarter ended March 31, 2006, substantially all of the amounts outstanding relating to prior shipments of VISA HoloMag were collected, and accordingly revenue of approximately $0.9 million, $0.2 million and $1.2 million was recorded in the quarters ended June 30, 2006, September 30, 2006, and December 31, 2006, respectively. Also during 2006 we wrote-off the value of our VISA HoloMag inventory and reversed the reserve for obsolescence that was recorded in the quarter ended December 31, 2005. Additionally as a result of the VISA Decision, in the twelve months ended December 31, 2006 we wrote-off approximately $0.8 million of idle facility costs that were not absorbed into inventory and approximately $0.3 million of costs that were capitalized on the balance sheet at December 31, 2005 relating to a terminated manufacturing project. During 2006 we also analyzed the provision levels for warranty liability and accounts receivable and recorded necessary adjustments.

We have invented a technology and methods of significantly reducing ESD and we have filed patent applications on these inventions. We have incorporated our invention into our HoloMag product and our testing shows that our second generation HoloMag product generally exhibits no more ESD than a standard black magnetic stripe. We are currently offering to customers a second generation version of HoloMag and began shipping the product in limited quantities in early 2007, although no assurance can be given that such second generation version of HoloMag will be accepted by our customers.

Results of Operations

Comparison of the Year Ended December 31, 2006 to the Year Ended December 31, 2005

Sales. Sales increased by $0.2 million, or 1%, from $32.3 million in 2005 to $32.5 million in 2006. The increase was achieved despite the cessation of sales of VISA HoloMag as a result of the VISA Decision. Sales of VISA HoloMag amounted to $6.1 million in 2005 and $5.4 million in 2006. Excluding the decline in VISA HoloMag sales in 2006 sales to the transaction card market increased slightly as a result of expansion of existing products and new customer programs. During 2006 we also experienced sales growth in the product authentication and security identification markets.

Royalty Income. Royalty income was immaterial and declined from 2005.

Cost of Goods Sold, excluding Depreciation and Amortization. Cost of goods sold, excluding depreciation and amortization decreased by $3.6 million, from $19.4 million in 2005 to $15.8 million in 2006. The decrease was primarily the result of increases in inventory and warranty reserves for HoloMag in 2005 which did not recur in 2006 and the recognition of approximately $2.3 million of VISA HoloMag revenue in 2006 with no corresponding cost of goods sold which will not recur in future periods. Also reducing Cost of Goods Sold in 2006 as compared to 2005 was the full year affect of the cost reductions associated with the consolidation of our facilities in Robbinsville, New Jersey which occurred during 2005. We expect further cost reductions to be realized in future periods as a result of the efficiencies we are gaining from the facility consolidation. Partially offsetting these decreases was approximately $0.8 million of idle facility costs that were not absorbed into inventory as well as approximately $0.2 million of stock-based compensation expense. As a percentage of sales, cost of goods sold excluding depreciation and amortization decreased from 60.0% in 2005 to 48.5% in 2006. As a result of the VISA Decision, in the fourth quarter of 2005, we recorded a charge to cost of goods sold of $4.8

million to reserve the value of the HoloMag inventory and provide for additional, non-ESD related warranty claims for products sold in 2005. We believe that there is a reasonable likelihood that approximately $0.7 million of non-VISA related reserves on the balance sheet at December 31, 2006 will be reversed into income during 2007 as the periods for potential claims under the programs will expire.

Selling and Administrative Expenses. Selling and administrative expenses increased $0.1 million from $8.9 million in 2005 to $9.0 million in 2006. As a percentage of sales, selling and administrative expenses increased from 27.4% in 2005 to 27.7% in 2006. The increase in expenses was primarily due to higher professional fees, salaries and wages in support of the growth of the business as well as addressing HoloMag related matters and increased costs associated with being a public company as well as approximately $0.6 million of stock-based compensation expense partially offset by a reduction in bad debt expense resulting from a reduction in the allowance for doubtful accounts. The increase in costs as a percentage of sales was primarily due to higher general and administrative costs.

Research and Development. Research and development expenses increased $0.3 million from $1.3 million in 2005 to $1.6 million in 2006 primarily as a result of higher research and development costs associated with the invention to reduce ESD, development of the second generation HoloMag product and the development of other complementary products as well as approximately $0.1 million of stock-based compensation expense.

Depreciation and Amortization. Depreciation and amortization decreased $0.5 million from $1.3 million in 2005 to $0.8 million in 2006. Higher depreciation expenses resulting from additions to fixed assets during the year at the Robbinsville, New Jersey facility were offset by the reversal of a portion of the anticipated costs previously recorded for renovation of the vacated facility in Elmsford, New York as a result of a settlement with the buildings owner.

Facility Consolidation Expenses. Facility consolidation expenses of $0.1 million were recorded in 2006 as compared to $2.8 million recorded in 2005. Expense recorded in 2006 resulted from expenses related to employee relocations and additional expenses incurred on the abandoned facility rent which were partially offset by the impact of a settlement with the owner of the abandoned facility in Elmsford, New York that reduced the remaining rent owed under our lease by 10%. Costs recorded in 2005, which include the majority of costs incurred for the relocation and consolidation project, consist primarily of future amounts of rent due on the abandoned facility in Elmsford, New York, moving costs for equipment and inventory and employee severance costs.

Interest Income. Interest income increased $0.2 million from $0.3 million in 2005 to $0.5 million in 2006 primarily as a result of higher average cash balances and higher interest rates in effect during 2006.

Income Taxes. The provision for income taxes increased $2.6 million from $(0.4) million in 2005 to $2.2 million in 2006. As a percentage of Income before taxes, the provision for income taxes decreased from 40.0% in 2005 to 37.6% in 2006. The decrease in the effective tax rate was due to the reduction of permanent timing differences in 2006 as well as adjustments to the provision for the actual deductions and tax credits that we recorded in 2006 when filing our 2005 income tax returns which differed from those in the income tax provision at September 30, 2005. We believe that there is a reasonable likelihood that a portion of a reserve on the balance sheet at December 31, 2006 will be reversed into income during 2007.

Comparison of the Year Ended December 31, 2005 to the Year Ended December 31, 2004

Sales. Sales increased by $11.0 million, or 52%, from $21.3 million in 2004 to $32.3 million in 2005. The increase was primarily due to the roll-out of the HoloMag program in the transaction card market. HoloMag sales accounted for approximately $8.4 million of the increase from 2004 to 2005 and included sales of approximately $6.1 million to manufacturers of VISA transaction cards which sales began in the second half of the year. HoloMag was also sold to manufacturers of American Express and Diners Club cards throughout the entire year and to MasterCard beginning in the fourth quarter. Sales growth was also affected by the value of the HoloMag product which sells for substantially higher prices than a conventional hot stamp hologram due to its unique design and high security features. We also created new product solutions in the identity document and product authentication markets and expanded existing customer relationships in each of our markets.

Royalty Income. Royalty income remained relatively unchanged.

Cost of Goods Sold, excluding Depreciation and Amortization. Cost of goods sold, excluding depreciation and amortization increased by $10.2 million, from $9.2 million in 2004 to $19.4 million in 2005 primarily as a result of the volume increase due to the ramp up of HoloMag in the second half of 2005 and increases in inventory and warranty reserves for HoloMag. As a percentage of sales, cost of goods sold excluding depreciation and amortization increased from 43.1% in 2004 to 60.0% in 2005. As a result of the VISA Decision, in the fourth quarter of 2005, we recorded a charge to cost of goods sold of $4.8 million to reserve the value of the HoloMag inventory and provide for additional, non-ESD related warranty claims for products sold in 2005.

Selling and Administrative Expenses. Selling and administrative expenses increased $1.8 million from $7.1 million in 2004 to $8.9 million in 2005. As a percentage of sales, selling and administrative expenses decreased from 33.3% in 2004 to 27.4% in 2005. The increase in expenses was primarily due to higher professional fees, salaries and wages in support of the growth of the business and the facility consolidation and shipping charges which increased due to higher product shipments as well as an increase in the allowance for doubtful accounts relating to the VISA Decision. The decrease in percentage of sales was primarily due to the volume increase in sales, partially offset by higher general and administrative costs.

Research and Development. Research and development expenses amounted to $1.3 million in both 2004 and 2005 as lower testing expenses in 2005 were partially offset by higher salaries and wages due to manpower additions and consulting costs in connection with the HoloMag program.

Depreciation and Amortization. Depreciation and amortization increased $0.5 million from $0.8 million in 2004 to $1.3 million in 2005. The increase was primarily due to the acceleration of depreciation on equipment and leasehold improvements from the Company's abandoned facility in Elmsford, New York of $0.4 million and the increase in fixed assets in connection with the leasehold improvements and new equipment in the Company's new facility in Robbinsville, New Jersey.

Facility Consolidation Expenses. Facility consolidation expenses of $2.8 million were recorded in 2005 as compared to $0.2 million recorded in 2004. All amounts recorded in facilities consolidation expenses pertain to expenses incurred for the Company's move and consolidation into its new facility in Robbinsville, New Jersey and in 2005 consist primarily of future amounts of rent due on the abandoned facility in Elmsford, New York, moving costs for equipment and inventory and employee severance costs, while expenses incurred in 2004 consist primarily of legal fees, real estate commissions and employee relocation and severance expenses.

Interest Income. Interest income increased $0.2 million from $0.1 million in 2004 to $0.3 million in 2005 primarily as a result of higher interest rates in effect during 2005.

Other Income. Other income decreased $0.2 million from $0.2 million in 2004 to $0 million in 2005. The decrease was primarily due to income from a patent settlement agreement with a competitor in 2004 which did not recur in 2005.

Income Taxes. The Company recorded a benefit from income taxes of $.4 million in 2005 as a result of the pre-tax loss as compared to income tax expense of $1.2 million in 2004.

Seasonality

Our sales have not generally exhibited substantial seasonality. However, our sales and operating results to date have, and future sales and therefore operating results may, continue to fluctuate from quarter to quarter. The degree of fluctuation will depend on a number of factors, including the timing and level of sales, and any change in the pricing of our products and the mix of products sold. Because a significant portion of our business is expected to be derived from orders placed by a limited number of large customers, variations in the timing of such orders could cause significant fluctuations in our operating results. Customers do not typically provide us with precise forecasts of future order quantities. Quarterly demand for our products may be materially influenced by customers' promotions, inventory replenishment, transaction card expiration patterns, delivery schedules and other factors which may be difficult for us to anticipate. Other factors that may result in fluctuations in operating results include the impact of the VISA Decision, the timing of new product announcements and the introduction of new products and new technologies by us or our competitors, delays in research and development of new products, increased research and development expenses, availability and cost of materials from our suppliers, and competitive pricing pressures.

Liquidity and Capital Resources

At December 31, 2006, we had $15.3 million of cash and cash equivalents and working capital of $19.1 million.

Our operating activities provided cash of $6.0 million in 2006 and $0.3 million in 2005. The substantial increase in cash in 2006 was primarily the result of net income of $3.6 million adjusted for non-cash costs of $3.8 million and changes in operating assets and liabilities of $(1.4) million.

The $3.8 million of non-cash adjustments primarily related to (i) a $1.8 million change in net deferred taxes primarily due to the disposal of VISA HoloMag inventories previously reserved for, (ii) $1.0 million of share-based compensation expense due to the adoption of FAS 123 (R), (iii) depreciation expense totaling $0.8 million and (iv) a $0.3 million write-off of certain fixed assets as a result of the VISA Decision.

The $(1.4) million of cash usage as a result of changes in asset and liability accounts was primarily the result of (i) a $1.6 million decrease in accounts payable primarily as a result of a $1.0 million settlement with a vendor, (ii) a $0.8 million decrease in long-term liabilities principally as a result of accrued facility consolidation costs becoming a current liability, (iii) a $0.6 million reduction in income taxes receivable/payable as a result of overpaying estimated income taxes in 2005, and (iv) a $0.5 million reduction of accrued liabilities partially offset by (i) a $1.2 million reduction of accounts receivable primarily as a result of the collection of VISA HoloMag receivables and a $0.8 million reduction in inventories.

Investing activities in 2006 neither provided nor used cash primarily as a result of the return of $0.4 million of progress payments made to the manufacturer of a special machine that was not accepted by the Company offset by capital expenditures of $0.4 million in the year.

Financing activities in 2006 provided cash of $0.2 million due to the exercise of stock options. FAS 123R requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under previous accounting literature, which has the effect of reducing net operating cash flows and increasing financing cash flows in periods after adoption. For the year ended December 31, 2006, we recognized financing cash flows amounting to $0.1 million for such excess tax deductions.

Our operating activities provided cash of $0.3 million in 2005, compared to $3.4 million of cash provided in 2004. The decrease was primarily due to an increase in accounts receivable and inventories in connection with the increase in sales partially offset by an increase in accounts payable and accrued liabilities due to the growth of the business. Investing activities in 2005 used cash of $3.1 million including $5.1 million as a result of capital expenditures, primarily associated with leasehold improvements and new equipment in the new facility partially offset by sales of short-term investments of $2.0 million. Financing activities in 2005 provided cash of $0.6 million due to the exercise of stock options.

On December 14, 2004, we entered into agreements to lease a 134,000 square foot modern manufacturing and office building in Robbinsville, New Jersey, which is the site of its primary operations following the closure, relocation and consolidation of its operations in Elmsford, New York and Huntingdon Valley, Pennsylvania into the Robbinsville, New Jersey site. We completed the relocation and consolidation of its operations during 2005. The Robbinsville facility provides substantial room for expansion as our consolidated its operations that were being conducted within a 58,000 square foot facility in Elmsford, New York and a 30,000 square foot facility in Huntingdon Valley, Pennsylvania into the new facility. During 2006 we re-opened the Huntingdon Valley facility for certain manufacturing and secure storage. We also acquired and installed additional equipment and technology in the new facility to broaden its capabilities to serve its target customers, expand capacity, become more vertically integrated and improve efficiency.

The base rent on the lease for the Robbinsville, New Jersey facility is $555,000 per year, increasing by 1.9% per year, and the first seven months of the lease were rent-free. We recorded deferred rent of $0.4 million in 2004 and 2005. The term of the lease for the Robbinsville facility extends through May 31, 2017, and at the expiration of the term, we have options to renew the lease for three consecutive five year periods at the then fair market value and also have an option to purchase the building after the end of the original lease term for the adjusted fair market value as defined in the lease agreement. The base rent on the lease in Huntingdon Valley, Pennsylvania is $144,000 per year. The lease on this facility expires on June 30, 2007. We are currently negotiating a potential extension to the lease on the Huntingdon Valley, Pennsylvania facility. The base rent on the lease in Elmsford, New York is $746,000 per year. The lease on this facility expires on December 31, 2007. As this facility was abandoned as part of our move and consolidation in 2005 the remaining rent, net of estimated sublease income, through the end of the lease term was charged to Facility Consolidation Expense in 2005. During the quarter ended September 30, 2006 we entered into an amendment to the lease on the Elmsford, New York facility. Under the terms of the amendment, we and the buildings owner agreed to (i) a ten percent (10%) reduction of the fixed annual rent retroactive to April 1, 2006 which was recorded as a reduction to facility consolidation expense, (ii) the payment of $100,000 as a contribution towards the cost of demolition and restoration of the facility, which was recorded as a reduction of depreciation expense (iii) we provided a letter of credit in favor of owner in the amount of $789,606.80 in the event of an un-cured default of payments under the lease agreement, and (iv) acceleration of payments by us under the lease agreement in the event the facility is sub-leased.

We invested approximately $6.0 million through 2005 in capital additions at the Robbinsville, New Jersey facility in conjunction with the consolidation of our operations, of which approximately $5.1 million was expended in 2005 and $.9 million was expended in 2004. These expenditures were for facility upgrades to customize the Robbinsville, New Jersey facility for our operational and security requirements as well as the acquisition of new equipment to upgrade and expand our production capabilities.

We believe that cash flows from operations and cash balances will be sufficient to meet working capital needs and fund capital expenditures for the foreseeable future. In 2007 we will be pursuing prospective strategic acquisitions and partnerships in order to diversify our product line and customer base, achieve scale efficiencies, and strengthen our position as an integrated supplier of products and services that authenticate, protect and enhance critical and valuable documents, products and brands. The funding of these acquisitions and partnerships will be determined on a case by case basis and could include any combination of cash, debt and equity.

The following table quantifies our future obligations, which consist primarily of lease obligations (in thousands):

	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Lease obligations	$7,754	$1,765	$1,185	$1,230	$3,574

Impact of Inflation

In recent years, inflation has not had a significant impact on our historical operations. There can be no assurance that inflation will not adversely affect our operations in the future, particularly in emerging markets where inflationary conditions tend to be more prevalent.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Unaudited Quarterly Results of Operations for the Years Ended December 31, 2006 and 2005.

	Year Ended December 31, 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, Except Per Share Data)			
Sales	$9,988	$8,370	$6,556	$ 7,608
Cost of goods sold, excluding depreciation and amortization	$4,836	$3,759	$3,297	$ 3,887
Net income	$1,050	$ 951	$ 741	$ 853
Net income per share-basic	$ 0.06	$ 0.05	$ 0.04	$ 0.05
Net income per share-diluted	$ 0.05	$ 0.05	$ 0.04	$ 0.04

	Year Ended December 31, 2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter(1)(2)
	(In Thousands, Except Per Share Data)			
Sales	$6,400	$6,857	$8,959	$10,083
Cost of goods sold, excluding depreciation and amortization	$2,799	$3,161	$4,227	$ 9,181
Net income (loss)	$ 610	$ 450	$1,116	$(2,757)
Net income (loss) per share-basic and diluted	$ 0.03	$ 0.02	$ 0.06	$ (0.15)

(1) We adopted FAS 123 (R) under the modified prospective method effective January 1, 2006 resulting in stock based compensation expense which impacted net income by $146,000, $178,000, $171,000 and $116,000 in the quarters ended March 31, June 30, September 30 and December 31, 2006, respectively. Under the modified prospective method, we were not required to restate the prior year financial statements.

(2) The quarter ended December 31, 2005 includes $5.0 million of additional charges for the HoloMag inventory adjustment, an additional warranty provision and an increase in the allowance for doubtful accounts. Net Income (loss) in the quarter was also impacted by facility consolidation expense of $2.2 million.

(3) Diluted income (loss) per share would have been anti-dilutive for the quarter ended December 31, 2005 if based on fully diluted shares adjusted to reflect stock options.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

We do not engage in significant activity with respect to market risk sensitive instruments. Accordingly, our risk with respect to market risk sensitive instruments is immaterial.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Financial Statements and Supplementary Data required by this item are filed as part of this Form 10-K. See Index to Financial Statements on page F-1 of this Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

On April 27, 2005, Ernst & Young LLP ("Ernst & Young") notified us that it would be resigning as our independent auditors upon completion of their SAS No. 100 review for the quarter ended March 31, 2005. Ernst & Young subsequently completed its SAS No. 100 review and by letter dated May 17, 2005 confirmed its resignation. Ernst & Young advised us that it was resigning because of Ernst & Young's resource constraints, and that its resignation was not related to any matter concerning us including our selection or application of accounting policies or judgments, the scope of audit, internal controls or integrity of management.

Ernst & Young audited our financial statements for the fiscal year ended December 31, 2004.

During the fiscal year ended December 31, 2004 and for the period from January 1, 2005 through the date of resignation, there were no disagreements with Ernst & Young on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young would have caused them to make reference to the subject matter of their disagreement in their report.

During the fiscal year ended December 31, 2004 and for the period from January 1, 2005 through the date of resignation, there were no reportable events as such term is defined by paragraph (a)(1)(iv) of Item 304 of Regulation S-K promulgated by the Securities and Exchange Commission.

The report of Ernst & Young accompanying the audit for the fiscal year ended December 31, 2004 did not contain any adverse opinion or disclaimer or opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

The Company provided Ernst & Young with a copy of the above disclosures on May 18, 2005, and requested that Ernst & Young furnish a letter addressed to the Securities and Exchange Commission stating whether it agrees with the statements made by the Company and, if not, stating the respects in which it does not agree. A copy of such letter is attached as exhibit 16.1 to the Form 8-K filed by the Company on May 20, 2005.

On, August 1, 2005 we engaged PricewaterhouseCoopers, LLP as our independent registered public accounting firm for 2005. During our fiscal year ended December 31, 2004 and through August 1, 2005, neither we, nor anyone acting on our behalf, consulted with PricewaterhouseCoopers, LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or any other matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Item 9A. CONTROLS AND PROCEDURES

We carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report pursuant to Exchange Act Rule 13a-15. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective in timely alerting them to material information relating to the Company required to be included in the Company's periodic Securities and Exchange Commission filings and ensure information required to be included by the Company in reports it files or submits under the Securities Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC rules and forms. There were no changes in the Company's internal control over financial reporting that occurred during the Company's most recent fiscal quarter that would have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. OTHER INFORMATION

None.

Part III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information required by this item concerning our executive officers, directors and key employees is set forth under the headings "Executive Officers and Directors" and "Other Key Employees" in Part I of this Annual Report on Form 10-K.

The information required by this item not set forth herein will be filed with the SEC within 120 days after the fiscal year ended December 31, 2006.

Item 11. EXECUTIVE COMPENSATION.

The information required by this item not set forth herein will be filed with the SEC within 120 days after the fiscal year ended December 31, 2006.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this item not set forth herein will be filed with the SEC within 120 days after the fiscal year ended December 31, 2006.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information required by this item not set forth herein will be filed with the SEC within 120 days after the fiscal year ended December 31, 2006.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this item not set forth herein will be filed with the SEC within 120 days after the fiscal year ended December 31, 2006.

Part IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) Financial Statements

The financial statements required by this item are submitted in a separate section beginning on page F-1 of this report.

(2) Financial Statement Schedules

The financial statement schedule required by this item is submitted in a separate section on page S-1 of this report.

Schedules other than that included at page S-1 of this report have been omitted because of the absence of conditions under which they are required or because the required information is included in our financial statements or notes thereto.

(3) Exhibits

The following exhibits are filed as part of this report or are incorporated herein by reference. Exhibit Nos. 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.25, 10.30, 10.34, 10.35, 10.36, 10.37 and 10.38 are management contracts, compensatory plans or arrangements.

3.1 Amended and Restated Certificate of Incorporation. (1)

3.2 Amended and Restated By-Laws. (1)

3.3 Amendment to the Amended and Restated Certificate of Incorporation. (2)

4.1 Form of Common Stock Certificate. (1)

4.2 Stock Purchase Agreement by and between Crane & Co., Inc. and American Bank Note Holographics, Inc. dated as of June 29, 2000. (3)

10.1 Form of Separation Agreement, by and between American Bank Note Corporation and American Bank Note Holographics, Inc. dated July 20, 1998. (1)

10.2 Form of License Agreement. (1)

10.3 Form of Transitional Services Agreement. (1)

10.4 Form of Employee Benefits Allocation Agreement. (1)

10.5 Form of 1998 Stock Incentive Plan. (1)

10.6 Form of 2000 Stock Incentive Plan. (6)

10.7 Amendment to the 2000 Stock Incentive Plan. (15)

10.8 Form of 2005 Stock Incentive Plan. (17)

10.9 Form of Defined Contribution Plan. (1)

10.10 Employment Agreement, dated April 20, 1999, between Salvatore F. D'Amato and American Bank Note Holographics, Inc. (7)

10.11 Amended and Restated Employment Agreement between Kenneth Traub and American Bank Note Holographics, Inc., dated March 29, 2005. (16)

10.12 Amended and Restated Employment Agreement, dated June 9, 2005, between Alan Goldstein and American Bank Note Holographics, Inc. (15)

10.13 Standard Form of Loft Lease, dated as of July 23, 1992, by and between Robert Martin Company and American Bank Holographics, Inc. (9)

10.14 Agreement entered into between MACK-CALI CW REALITY ASSOCIATES L.L.C., and American Bank Note Holographics, Inc. as the Second Amendment to the Standard Form of Loft Lease, dated as of July 23, 1992, by and between Robert Martin Company (Succeeded by MACK-CALI) and American Bank Note Holographics, Inc. dated September 12, 2006. (21)

10.15 Lease Agreement, dated as of January 19, 2001 by and between Crane & Co., Inc. and American Bank Note Holographics, Inc. (9)

10.16 Lease Agreement, dated August 11, 2002, by and between Mark Hankin and HanMar Associates MLP, tenants-in-common and American Bank Note Holographics, Inc. with Addenda thereto. (11)

10.17 Settlement Agreement, dated July 1, 2002, by and between American Bank Note Holographics, Inc. and Leonhard Kurz GmbH & Co. KG (10)

10.18 Patent License Agreement, dated July 1, 2002, by and between American Bank Note Holographics, Inc. and Leonhard Kurz GmbH & Co. KG (10)(+)

10.19 Substitute Cross License Agreement, dated July 1, 2002, by and between American Bank Note Holographics, Inc. and Leonhard Kurz & Co. KG (10)

10.20 Hologram Agreement, dated February 28, 2003, by and between MasterCard International Incorporated and American Bank Note Holograhics, Inc. (11)(+)

10.21 Amendment No. 1 to the Hologram Agreement, dated February 28, 2003, by and between MasterCard International Incorporated and American Bank Note Holographics, Inc. (13) (+)

10.22 Amendment No. 2 to Hologram Agreement, dated March 25, 2005 to the Hologram Agreement, dated February 28, 2003, by and between MasterCard International Incorporated and American Bank Note Holographics, Inc. (18) (+)

10.23 Amendment No. 3 to Hologram Agreement, dated August 24, 2005 to the Hologram Agreement, dated February 28, 2003, by and between MasterCard International Incorporated and American Bank Note Holographics, Inc. (18) (+)

10.24 VISA International Holographic Magnetic Stripe Tape Manufacturing Approval Association and American Bank Note Holographics, Inc. (18) (+)

10.25 Form of Indemnification Agreement between the Company and its directors and officers. (12)

10.26 Sublease Agreement by and between APW North America Inc. and American Bank Note Holographics, Inc., dated December 14, 2004. (14)

10.27 Subordination, Non-Disturbance, Attornment, Renewal and Option to Purchase Agreement by and between American Bank Note Holographics, Inc. and More Applied Four (DE) LLC, dated December 14, 2004. (14)

10.28 Subordination, Non-Disturbance and Attornment Agreement by and between American Bank Note Holographics, Inc. and LaSalle Bank National Association, formerly known as LaSalle National Bank, as Trustee for Morgan Stanley Capital I Inc., Commercial Mortgage Securities Inc., Commercial Mortgage Pass-Through Certificates, Series 1999-WF1, dated December 14, 2004. (14)

10.29 Escrow Agreement by and between APW North America Inc., American Bank Note Holographics, Inc. and Chicago Title Insurance Company, dated December 14, 2004. (14)

10.30 Employment Agreement, dated June 9, 2005, by and between American Bank Note Holographics, Inc. and Mark Bonney. (15)

10.31	Development, Supply and Subcontracting Agreement, dated May 30, 2001, by and between American Bank Note Holographics, Inc. and CFC International, Inc. (+)
10.32	Amendment No. 1 to Development, Supply and Subcontracting Agreement, dated May 30, 2001, by and between American Bank Note Holographics, Inc. and CFC International, Inc., made as of January 4, 2006. (19) (+)
10.33	Amendment No. 2 to Development, Supply and Subcontracting Agreement, dated May 30, 2001, by and between American Bank Note Holographics, Inc. and CFC International, Inc., made as of July 26, 2006. (20) (+)
10.34	Form of Option Agreement for American Bank Note Holographics, Inc. 1998 Stock Incentive Plan as amended. (5)
10.35	Form of Option Agreement for American Bank Note Holographics, Inc. 2000 Stock Incentive Plan. (5)
10.36	Form of Option Agreement for American Bank Note Holographics, Inc. 2005 Stock Incentive Plan. (16)
10.37	Form of Restricted Stock Agreement for American Bank Note Holographics, Inc. 2005 Stock Incentive Plan. (16)
10.38	Amended and Restated Employment Agreement, dated December 19, 2006, between Salvatore F. D'Amato and American Bank Note Holographics, Inc.
23.1	Consent of PricewaterhouseCoopers LLC.
23.2	Consent of Ernst & Young LLP.
24.1	Power of Attorney of Jordan S. Davis, dated March 15, 2007.
24.2	Power of Attorney of Fred Levin dated March 24, 2007.
24.3	Power of Attorney of Richard L. Robbins dated March 15, 2007.
24.4	Power of Attorney of Salvatore F. D'Amato dated February 20, 2007.
31.1	Certification of Kenneth H. Traub pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Mark Bonney pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Kenneth H. Traub pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.
32.2	Certification of Mark Bonney pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002.

---

(1) Incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333-51845).

(2) Incorporated by reference from the Proxy Statement on Schedule 14A filed on July 3, 2001.

(3) Incorporated by reference from the Quarterly Report on Form 10-Q filed on August 14, 2000.

(4) Incorporated by reference from the Annual Report on Form 10-K for 2000.

(5) Incorporated by reference from the Registration Statement on Form S-8 (Registration No. 333-61602).

(6) Incorporated by reference from the Proxy Statement on Schedule 14A filed on August 11, 2000.

(7) Incorporated by reference from the Annual Report on Form 10-K for 1998.

(8) Incorporated by reference from the Annual Report on Form 10-K for 1999.

(9) Incorporated by reference from the Annual Report on Form 10-K for 2001.

(10) Incorporated by reference from the Quarterly Report on Form 10-Q filed on August 13, 2002.

(11) Incorporated by reference from the Annual Report on Form 10-K for 2002.

(12) Incorporated by reference from the Quarterly Report on Form 10-Q filed on August 12, 2003.

(13) Incorporated by reference from the Quarterly Report on Form 10-Q filed on November 13, 2003.

(14) Incorporated by reference from the Current Report on Form 8-K filed on December 20, 2004.

(15) Incorporated by reference from the Quarterly Report on Form 10-Q filed on August 15, 2005.

(16) Incorporated by reference from the Current Report on Form 8-K filed on September 22, 2005.

(17) Incorporated by reference from the Registration Statement on Form S-8 (Registration No. 333-129686).

(18) Incorporated by reference from the Quarterly Report on Form 10-Q filed on November 13, 2005.

(19) Incorporated by reference from the Annual Report on Form 10-K for 2005.

(20) Incorporated by reference from the Quarterly Report on Form 10-Q filed on August 11, 2006.

(21) Incorporated by reference from the Quarterly Report on Form 10-Q filed on November 14, 2006.

(+) Portions have been omitted pursuant to a request for confidential treatment.

AMERICAN BANK NOTE HOLOGRAPHICS, INC.

BALANCE SHEETS
DECEMBER 31, 2006 AND 2005
(In Thousands, Except Share Data)

	2006	2005
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$15,339	$ 9,114
Accounts receivable, net of allowance for doubtful accounts of $350 and $500	5,002	6,019
Inventories, net	1,962	2,940
Deferred income taxes, net	1,640	2,968
Prepaid expenses and other	200	331
Income tax receivable	666	401
Total current assets	24,809	21,773
MACHINERY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS—Net of accumulated depreciation and amortization of $9,469 and $8,852	6,098	7,224
DEFERRED INCOME TAXES, NET	—	411
OTHER ASSETS	61	76
TOTAL ASSETS	$30,968	$29,484
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 2,291	$ 3,820
Accrued expenses	3,244	3,834
Customer advances	137	204
Income taxes payable	15	359
Total current liabilities	5,687	8,217
LONG-TERM LIABILITIES	1,152	1,957
Total liabilities	6,839	10,174
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred Stock, authorized, 5,000,000 shares; no shares issued or outstanding	—	—
Common Stock, par value $0.01 per share, authorized, 40,000,000 shares; issued and outstanding, 18,936,638 shares and 18,715,469 shares	190	187
Additional paid-in capital	25,854	24,729
Unearned compensation on restricted stock	—	(96)
Accumulated deficit	(1,915)	(5,510)
Total stockholders' equity	24,129	19,310
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$30,968	$29,484

The accompanying notes are an integral part of these financial statements.

AMERICAN BANK NOTE HOLOGRAPHICS, INC.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In Thousands, Except Per Share Data)

	2006	2005	2004
REVENUE:			
Sales	$32,522	$32,299	$21,263
Royalty income	10	20	13
Total revenue	32,532	32,319	21,276
COSTS AND EXPENSES:			
Cost of goods sold, excluding depreciation and amortization	15,779	19,368	9,161
Selling and administrative	8,996	8,850	7,070
Research and development	1,592	1,263	1,270
Depreciation and amortization	845	1,297	830
Facility consolidation	67	2,769	242
Total costs and expenses	27,279	33,547	18,573
Operating income (loss)	5,253	(1,228)	2,703
OTHER INCOME:			
Interest	509	259	121
Patent and other settlements	—	—	178
Total other income	509	259	299
INCOME (LOSS) BEFORE PROVISION (BENEFIT) FOR INCOME TAXES	5,762	(969)	3,002
PROVISION (BENEFIT) FOR INCOME TAXES	2,167	(388)	1,201
NET INCOME (LOSS)	$ 3,595	$ (581)	$ 1,801
NET INCOME (LOSS) PER SHARE:			
Basic	$ 0.19	$ (0.03)	$ 0.10
Diluted	$ 0.18	$ (0.03)	$ 0.10
WEIGHTED AVERAGE NUMBER OF SHARES:			
Basic	18,893	18,593	18,489
Diluted	19,553	18,593	18,907

The accompanying notes are an integral part of these financial statements.

AMERICAN BANK NOTE HOLOGRAPHICS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(In Thousands)

	Common Stock		Additional Paid-In Capital	Unearned Compensation	Accumulated Deficit	Total
	Shares	Amount				
BALANCE, JANUARY 1, 2004	18,484	$185	$23,994	$—	$(6,730)	$17,449
Issuance of shares from exercise of stock options	32	—	64	—	—	64
Net income	—	—	—	—	1,801	1,801
BALANCE, DECEMBER 31, 2004	18,516	185	24,058	—	(4,929)	19,314
Issuance of shares from exercise of stock options	184	2	575	—	—	577
Issuance of restricted stock	15		96	(96)	—	—
Net (loss)	—	—	—	—	(581)	(581)
BALANCE, DECEMBER 31, 2005	18,715	187	24,729	(96)	(5,510)	19,310
Issuance of shares from exercise of stock options	98	1	157	—	—	158
Issuance of restricted stock	140	2	835	—	—	837
Cancellation of restricted stock	(16)	—	—	—	—	—
Unearned compensation			143	—	—	143
Tax benefit from stock based arrangements			86	—	—	86
Reclassification due to the adoption of FAS 123 (R)			(96)	96	—	—
Net income	—	—	—	—	3,595	3,595
BALANCE, DECEMBER 31, 2006	18,937	$190	$25,854	$—	$(1,915)	$24,129

The accompanying notes are an integral part of these financial statements.

AMERICAN BANK NOTE HOLOGRAPHICS, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004
(In Thousands)

	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 3,595	$ (581)	$ 1,801
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	845	1,297	830
Write-off of fixed assets	254	—	—
Deferred income taxes, net	1,825	(2,864)	1
Compensation costs related to share-based payment arrangements	980	—	—
(Recovery) provision for doubtful accounts	(150)	320	—
Provision for inventories	143	3,728	141
Excess tax benefits from share-based payment arrangements	(58)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	1,167	(2,450)	(715)
Inventories	835	(3,274)	(1,149)
Prepaid expenses and other	144	14	215
Income tax receivable	(265)	(401)	—
Accounts payable	(1,649)	2,090	832
Accrued expenses	(490)	1,794	413
Customer advances	(67)	135	20
Income taxes payable	(344)	(699)	1,058
Long-term liabilities	(805)	1,214	—
Net cash provided by operating activities	5,960	323	3,447
CASH FLOWS FROM INVESTING ACTIVITIES:			
Decrease in short-term investments	—	1,989	2,012
Capital expenditures	(362)	(5,132)	(1,506)
Cancellation of fixed asset purchase commitment	376	—	—
Sale of fixed assets	35	—	—
Net cash provided by (used in) investing activities	49	(3,143)	506
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from exercise of stock options, net of taxes	158	577	64
Excess tax benefits from share-based payment arrangements	58	—	—
Net cash provided by financing activities	216	577	64
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,225	(2,243)	4,017
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	9,114	11,357	7,340
CASH AND CASH EQUIVALENTS, END OF PERIOD	$15,339	$ 9,114	$11,357
SUPPLEMENTAL CASH FLOW INFORMATION:			
Taxes paid	$ 908	$ 3,359	$ 184
Capital expenditures included in accounts payable	$ 120	$ 211	$ —

The accompanying notes are an integral part of these financial statements.

AMERICAN BANK NOTE HOLOGRAPHICS, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

American Bank Note Holographics, Inc. (the "Company" or "ABNH") was incorporated in the state of Delaware in August 1985. The Company was, until July 20, 1998, a wholly-owned subsidiary of American Banknote Corporation (the "Former Parent" or "ABN").

ABNH originates, produces, markets and sells holograms and products incorporating holograms. The Company's products are used primarily in security applications including authentication of transaction cards, identity documents, value documents and various consumer products. The Company operates in one reportable industry segment.

Use of Estimates—The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make use of estimates and assumptions that impact the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to bad debts, stock-based compensation, inventories, and taxes. These estimates and assumptions are based on historical results and trends as well as our forecasts as to how these estimates and assumptions might change in the future. In addition, these estimates and assumptions have been influenced by our current assumptions of the potential impact of the VISA Decision (see Note 11. VISA Decision). Actual results may differ materially from our estimates.

Cash and Cash Equivalents—All highly liquid investments (primarily government bonds) with a maturity of three months or less, when purchased, are considered to be cash equivalents and are stated at cost, which approximates market.

Short-Term Investments—Short-term investments consists of a government bond which matured February 22, 2005. In accordance with Statement of Financial Accounting Standard ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities," management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such designations as of each balance sheet date. This investment was classified as held to maturity and carried at its amortized cost until its maturity date.

Inventories—Inventories are stated at the lower of cost or market with cost being determined on the first-in, first-out (FIFO) method.

Revenue Recognition—The Company recognizes revenue in accordance with the provisions of the SEC's Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition (an amendment of SAB 101, "Revenue Recognition in Financial Statements")." Our products are sold on a fixed price basis under purchase orders and contracts with customers. Sales and the related cost of goods sold are generally recognized at the latter of the time of shipment or when title passes to customers. In some situations, the Company has shipped product where the sale is contingent upon the customers' use of the product. In these situations, the Company does not recognize sales upon product shipment, but rather when the buyer of the product informs the Company that the product has been used. Additionally, pursuant to the request of and agreement with a certain customer, completed items are stored on behalf of this customer at the Company's on-site secured facility, and in that instance, sales are recognized when all of the following have occurred: the customer has ordered the goods pursuant to a fixed price purchase order, the manufacturing process is complete, the goods have been transferred to the on-site secured facility and are ready for shipment, the risk of ownership has passed to the customer, the customer has been billed for the order and collection of the invoice is considered reasonably assured. At December 31, 2006 and 2005, accounts receivable from this customer totaled $1.5 million and $1.5 million, respectively. In certain cases the Company has agreed to maintain an inventory of products for a customer to ensure quick turn around of deliveries. The Company only accepts returns of product sold to customers when the product is determined to not be in conformance with the specifications previously agreed upon with such customers in accordance with the terms of its warranty policy and generally replaces the product. The Company generally provides replacement product for up to 180 days from original shipment as a warranty for defective product. Shipping and handling amounts billed to customers are included in sales and amounted to $0.9 million, $0.9 million and $0.4 million in 2006, 2005 and 2004, respectively. Shipping and handling costs are included in selling and administrative expenses.

Royalty Income—The Company enters into licensing agreements with certain manufacturers under which the Company receives royalty payments. Royalty payments due under licensing agreements are recognized as income either based upon shipment reports from licensees, where available, or estimated shipments by such licensees.

Depreciation and Amortization—Machinery and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful life of the asset. Estimated useful lives are generally as follows: Machinery and production equipment—5 to 15 years; Furniture and fixtures—5 to 7 years and Computer equipment—3 to 5 years. Amortization of leasehold improvements is computed using the straight-line method based upon the remaining term of the applicable lease, or the estimated useful life of the asset, whichever is shorter, currently 12 years.

Long-Lived Assets—Long-lived assets used in operations are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Warranty Costs—The Company provides for warranty costs in amounts it estimates will be needed to cover future warranty obligations for products sold. Estimates of warranty costs are based on historical experience and are periodically reviewed and adjusted, when necessary. The Company's product warranty provision is included in accrued expenses in the accompanying balance sheets.

Research and Development—Research and development costs are expensed as incurred. Research and development expense amounted to $1.6 million in 2006 and $1.3 million in each of 2005 and 2004.

Income Taxes—The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." The provision for income taxes includes deferred income taxes resulting from items reported in different periods for income tax and financial statement purposes. Deferred tax assets and liabilities represent the expected future tax consequences of the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of SFAS no. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax positions that the Company has taken or expects to take with respect to a tax return. The pronouncement prescribes a more-likely-than-not threshold for recognition as well as measurement criteria for changes in such tax positions for financial statement purposes. In addition, FIN 48 also requires additional qualitative and quantitative disclosures on unrecognized tax benefits to be included in the notes to the financial statements. We will adopt the provisions of FIN 48 in the quarter ending March 31, 2007. We have reviewed our accounting for income taxes in light of the provisions of FIN 48 and do not expect that adoption will materially affect our consolidated financial statements.

Stock-Based Compensation—In December 2004, the Financial Accounting Standards Board issued Statement No. 123(R) (FAS 123R), Share-Based Payment, revising FAS 123 and requiring that all share-based payments to employees be recognized in the financial statements. We adopted the new statement effective January 1, 2006, using the modified-prospective transition method described in the statement. Under this method, we are required to recognize compensation expense for all awards granted after the adoption based on the grant date fair value estimated in accordance with FAS 123R and for the unvested portion of previously granted options that remain outstanding as of the adoption date based on the grant date fair value in accordance with the original provisions of FAS 123. Prior periods have not been adjusted. Unearned compensation on restricted shares has been reclassified to additional paid in capital beginning January 1, 2006. Prior to adopting FAS 123R, we applied the intrinsic value-based method of accounting prescribed in APB Opinion No. 25 and, accordingly, did not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant. FAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under previous accounting literature, which has the effect of reducing net operating cash flows and increasing financing cash flows in periods after adoption. FAS 123R also requires the computation of an APIC pool which is the amount of excess tax benefits that are available for offset against future "shortfalls". We calculated the beginning APIC pool using the "long-form" method. The APIC pool will be used subsequent to the adoption of FAS 123R in determining whether or not amounts of deferred tax assets related to stock options in excess of the tax deductions realized (short falls) will need to be recorded as an expense.

Earnings Per Share

Basic and diluted earnings per share are calculated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share."

The following table sets forth the reconciliation of basic weighted average shares outstanding and diluted weighted average shares outstanding:

	2006	2005	2004
	(Amounts in thousands)		
Basic weighted average shares outstanding	18,893	18,593	18,489
Dilutive effect of stock options and restricted shares	660	—	418
Diluted weighted average shares outstanding	19,553	18,593	18,907

Basic and Diluted Net (Loss) Income per Share—Basic net (loss) income per share is computed based on the weighted average number of outstanding shares of common stock. As the Company was in a loss position for the year ended December 31, 2005 dilutive stock options were excluded from the calculation of dilutive earnings per share as the shares would have had an anti-dilutive effect.

Business Concentration Risks—A significant portion of our business is derived from orders placed by certain transaction card companies and manufacturers of transaction cards, and variations in the timing of such orders can cause significant fluctuations in our sales. Sales to transaction card companies and manufacturers of transaction cards accounted for approximately 84% and 86% of our total sales in 2006 and 2005, respectively. The traditional hot stamp hologram that we have supplied for many transaction cards has been our primary source of revenue for over twenty years. Certain customers began to transition from the hot stamp hologram to an integrated holographic magnetic stripe ("HoloMag") that we supply and have cancelled plans to make this transition, reverting back to the traditional hot stamp hologram due to a small number of incidents in which certain card terminals had been affected by electro-static discharge ("ESD") from static electricity carried on cards incorporating the first generation of HoloMag. As a result of being advised of the ESD issue and in response to requests from customers we developed a second generation HoloMag product that addresses ESD. We are currently offering to customers a second generation version of HoloMag and began shipping the product in limited quantities in early 2007, although no assurance can be given that such second generation version of HoloMag will be accepted by our customers. Further there can be no assurance that a competitor of ours will not develop an acceptable product that is adopted by our customers. To the extent that our sales of the traditional hot stamp patch holograms decline without replacing such sales with sales of new products, our business, operating results and financial condition would be materially and adversely affected.

Concentrations of Credit Risk—A significant portion of the Company's accounts receivable are due from credit card issuers and related credit card manufacturers located throughout the United States and Europe. At December 31, 2006 each of three customers accounted for 28%, 15% and 15%, respectively, of the Company's accounts receivable and 35%, 8% and 5%, respectively, of its sales for the year then ended. At December 31, 2005 two customers each accounted for 22% of the Company's accounts receivable and 30% and 11%, respectively of its sales for the year then ended. The Company establishes its credit policies based on an ongoing evaluation of its customers' creditworthiness and competitive market conditions and does not require collateral.

Sales to manufacturers of VISA transaction cards were approximately 35% and 37% of sales for the years ended December 31, 2006 and 2005, respectively. Currently we are an authorized supplier of the VISA Dove hot stamp holograms to manufacturers of VISA brand transaction cards. On March 15, 2005, VISA announced its intention to phase out the Dove hot stamp hologram that we supply for the front of the VISA card, and to replace it with an integrated holographic magnetic stripe. On April 8, 2005, we entered into an Agreement with VISA, pursuant to which we are authorized to supply HoloMag to VISA approved card manufacturers. We began shipping HoloMag to VISA authorized card manufacturers in the second half of 2005. On March 14, 2006, we were informed by VISA that, as a result of the ESD issue, VISA was effectively ceasing the HoloMag program (the "VISA Decision"). VISA then moved to include either the Dove hot stamp hologram or the mini hot stamp hologram, both of which we supply, as the security device on VISA cards. By letter dated November 7, 2006, we were advised by VISA that VISA was terminating the VISA HoloMag Agreement. Sales of VISA products to VISA authorized card manufacturers in 2006 and 2005 were as follows:

	2006	2005
	(Dollars in millions)	
Product		
Hot stamp holograms	$ 6.0	$ 5.8
HoloMag	5.4	6.1
Total	$11.4	$11.9

Sales of HoloMag to VISA authorized card manufacturers are not expected to continue in 2007.

Sales of the hot stamp holograms to VISA authorized card manufacturers are expected to continue in 2007. If we were to lose a substantial portion of our hot stamp hologram business with VISA without replacing it with new product sales, our business, operating results and financial condition would be materially and adversely affected. In addition, if we fail to obtain anticipated orders from VISA authorized card manufactures or if we experience delays or cancellations of orders from card manufacturers, our business and financial performance will be materially and adversely affected.

In VISA's March 2006 correspondence to us at the time it ceased the HoloMag program, VISA stated its view that "a remediation program for impacted stakeholders may be necessary" and that VISA would seek indemnification from us for such costs and/or claims. We have been evaluating VISA's actions and claims and continue to discuss the matter with VISA. We believe that we have complied with the VISA HoloMag Agreement and that the HoloMag product complied with all standards and specifications contained in such agreement and we are continuing to evaluate VISA's actions and claims and discuss the matter with VISA. In the event that VISA or other third parties assert claims against us our financial condition and results of operations may be adversely affected.

Sales to MasterCard were approximately 35% and 31% of sales for the years ended December 31, 2006 and 2005, respectively. We have an agreement with MasterCard, as amended, pursuant to which the Company is the exclusive supplier of MasterCard holograms and holographic magnetic stripes, HoloMag™. In the quarter ended September 30, 2005, MasterCard advised its member financial institutions around the world that it will allow them to choose among card designs that incorporate either the traditional hot stamp patch hologram or HoloMag, both of which are supplied by the Company. Sales of HoloMag to MasterCard were not significant in 2006. On February 9, 2007, MasterCard advised its certified card manufacturers and us that effective immediately they were suspending the use of the first generation HoloMag product due to a significant decrease in the demand for the product. To date, MasterCard has not approved the second generation HoloMag product. MasterCard has informed us that they are continuing to test the second generation HoloMag product. The agreement with MasterCard expires on February 28, 2013, subject to automatic renewal thereafter.

If we were to lose a substantial portion of our business with MasterCard without replacing it with new product sales, our business, operating results and financial condition would be materially and adversely affected. In addition, if we fail to obtain anticipated orders from MasterCard or if we experience delays or cancellations of orders from MasterCard, our business and financial performance will be materially and adversely affected.

Export Sales—During 2006, 2005 and 2004, export sales accounted for approximately 35%, 34% and 21%, respectively, of total sales. All of our export sales are presently billed in U.S. dollars. At December 31, 2006 and 2005, accounts receivable from these customers approximated $1.2 million and $2.0 million, respectively.

We purchase certain key materials used in the manufacture of our products, and subcontract certain production functions or products from third parties some of which are sole suppliers. In some cases, we do not have supply contracts with our suppliers, and operate on a purchase order basis. In the case of HoloMag, we have a single supplier, CFC International, Inc., that was acquired by ITW during 2006, with whom we have a supply contract which was amended on July 26, 2006. Also at that time we negotiated a settlement with CFC International, Inc. that resulted in a reduction of our payable to them of approximately $1.0 million. We may not be able to find alternative sources in a timely manner if our suppliers or subcontractors become unwilling or unable to supply us, or if they increase their prices. Our inability to obtain key product components or to have certain processes performed on our behalf could cause delays or reduce product shipments, which could cause our relationship with customers to suffer and materially and adversely affect our financial condition, results of operations and cash flows.

Fair Value of Financial Instruments—The Company's financial instruments consist of cash and cash equivalents, short-term investments, accounts receivables, accounts payable and accrued expenses. The carrying amounts reported in the balance sheets approximate their fair value at both December 31, 2006 and 2005.

Comprehensive Income—Comprehensive income is equal to net income in all periods.

Reclassifications—Certain prior year amounts have been reclassified to conform with the current year's presentation.

Impact of Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under Generally Accepted Accounting Principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after December 15, 2007. The Company is currently in the process of evaluating the impact that the adoption of SFAS No. 157 will have on its financial position, results of operations and cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), to address diversity in practice in quantifying financial statement misstatements. SAB 108 requires that the Company quantifies misstatements based on their impact on each of its financial statements and related disclosures. The Company adopted the provisions of SAB 108 during the fourth quarter of 2006 and the adoption had no effect on the Company's financial statements.

In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of SFAS no. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income tax positions that the Company has taken or expects to take with respect to a tax return. The pronouncement prescribes a more-likely-than-not threshold for recognition as well as measurement criteria for changes in such tax positions for financial statement purposes. In addition, FIN 48 also requires additional qualitative and quantitative disclosures on unrecognized tax benefits to be included in the notes to the financial statements. We will adopt the provisions of FIN 48 beginning in the quarter ending March 31, 2007. We have reviewed our accounting for income taxes in light of the provisions of FIN 48 and do not expect that adoption will materially affect our consolidated financial statements.

In December 2004, the Financial Accounting Standards Board issued Statement No. 123(R) (FAS 123R), *Share-Based Payment*, revising FAS 123 and requiring that all share-based payments to employees be recognized in the financial statements. Generally, the approach to accounting for share-based payments in FAS 123R is similar to the approach described in FAS 123, however, pro forma footnote disclosure will no longer be an alternative to financial statement recognition. This statement, as amended, becomes effective in the first annual period beginning after June 15, 2005. The Company adopted the new statement effective January 1, 2006, using the modified-prospective transition method described in the statement. Under this method, the Company will be required to recognize compensation expense over the remaining vesting period for all awards that remain unvested as of January 1, 2006. As permitted by FAS 123, the Company currently accounts for share-based payments to employees using APB 25's intrinsic value method and, as such, generally recognized no compensation cost for employee stock options. The impact on 2006 results is shown below in Results of Operations and in Note 8.,"Stock-based Compensation", in the Financial Statements.

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement No. 151 ("FAS 151"), *Inventory Costs*, an amendment of ARB No. 43, Chapter 4. FAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current period charges. In addition, FAS 151 requires that allocation of fixed production overhead to inventory be based on the normal capacity of the production facilities. FAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company adopted FAS 151 during 2006. As a result of the impact of the VISA Decision the Company recorded approximately $0.8 million of overhead expenses as period expenses in 2006.

In March 2005, the FASB issued interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*, an interpretation of SFAS No. 143. This interpretation clarifies that the term of *conditional asset retirement obligation* refers to a legal obligation to perform an asset retirement activity in which the timing and/ or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The provisions of Interpretation 47 are effective for fiscal years ending after December 15, 2005. The Company adopted Interpretation No. 47 in 2006. Adoption of this statement had no impact on the Company's financial statement presentation since the Company had no conditional asset retirement obligations.

2. INVENTORIES, NET

	December 31,	
	2006	2005
	(In Thousands)	
Finished goods	$1,831	$5,802
Finished goods on consignment with customers	233	158
Work in process	336	644
Raw materials	540	616
Subtotal	2,940	7,220
Less: Inventory reserves	978	4,280
Inventories	$1,962	$2,940

Inventories are stated at the lower of cost or market (first-in, first-out method). As a result of the VISA Decision (see Note 12, VISA Decision) in the quarter ended December 31, 2005, we adjusted the value of HoloMag inventory by $4,018,000 reflecting the lower of cost or market value at December 31, 2005. During 2006, following the termination of the VISA HoloMag program we wrote-off all remaining VISA HoloMag inventory, reducing finished goods inventory and the inventory reserve by a like amount.

3. MACHINERY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

	December 31,	
	2006	2005
	(In Thousands)	
Machinery and equipment	$10,026	$ 9,760
Furniture and fixtures	369	318
Purchased Software and computers	1,681	1,762
Construction in progress	1	729
Leasehold improvements	3,437	3,369
Other	53	138
	15,567	16,076
Accumulated depreciation	9,469	8,852
Machinery, equipment and leasehold improvements, net	$ 6,098	$ 7,224

Depreciation of machinery and equipment and leasehold improvements for the years ended December 31, 2006, 2005 and 2004 were $843,000, $1,291,000, and $824,000, respectively.

4. ACCRUED EXPENSES

	December 31,	
	2006	2005
	(In Thousands)	
Accrued contract liability	$ 357	$ 357
Warranty reserves	710	1,140
Salaries and wages	489	796
Accrued professional fees	158	112
Facility consolidation	926	1,182
Other	604	247
	$3,244	$3,834

The significant change in warranties provided in 2005 is principally due to increased volume in the quarter ended December 31, 2005 and an additional provision recorded in the quarter ended December 31, 2005 for potential non-ESD related warranty claims as a result of the VISA Decision. (see Note 11. VISA Decision). Changes in the Company's warranty provision during the years ended December 31, 2006, 2005 and 2004 are displayed in the following table.

	2006	2005	2004
	(In Thousands)		
Balance at beginning of year	$1,140	$ 510	$ 510
Warranties provided	241	890	160
Settlements made	(671)	(260)	(160)
Balance at end of year	$ 710	$1,140	$ 510

5. INCOME TAXES

Provision for income taxes are as follows:

	For the Years Ended December 31,		
	2006	2005	2004
	(In Thousands)		
Current:			
Federal	$ 313	$ 2,027	$ 962
State and local	80	449	263
	393	2,476	1,225
Deferred:			
Federal	1,453	(2,311)	(19)
State and local	321	(553)	(5)
	1,774	(2,864)	(24)
	$2,167	$ (388)	$1,201

A reconciliation of the taxes on income in 2006, 2005 and 2004 is as follows:

	For the Years Ended December 31,					
	2006		2005		2004	
	Amount	% of Pretax	Amount	% of Pretax	Amount	% of Pretax
	(Amounts In Thousands)					
Tax at statutory rate	$1,959	34.0%	$(329)	34.0%	$1,051	35.0%
State and local taxes, net of Federal benefit	265	4.6	(83)	8.6	167	5.5
Other	(57)	(1.0)	24	(2.5)	(17)	(0.5)
	$2,167	37.6%	$(388)	40.1%	$1,201	40.0%

The tax effects of the items comprising the Company's deferred income tax assets and liabilities are as follows:

	December 31,	
	2006	2005
	(In Thousands)	
Current deferred tax assets:		
Uniform capitalization of inventory	$ 255	$ 175
Bad debt reserve	137	195
Warranty reserve	277	445
Inventory obsolescence	382	1,918
Accrued vacation	56	39
Facility consolidation	293	—
Other liabilities	240	196
Net current deferred tax asset	$1,640	$2,968
Non current deferred tax asset:		
Stock based compensation	$ 368	$ —
Deferred rent	152	142
Facility consolidation	—	656
	520	798
Non current deferred tax liabilities:		
Excess tax over book depreciation	(545)	(387)
Net non current deferred tax asset (liability)	$ (25)	$ 411

Deferred income taxes arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements. The net non-current deferred tax liability is included in Long Term Liabilities on the Balance Sheet.

6. STOCKHOLDERS' EQUITY

On June 11, 1998, the Company increased its authorized common stock to 30,000,000 shares and its authorized preferred stock to 5,000,000 shares. On July 20, 1998, the Former Parent completed the sale of 13,636,000 shares of the Company's common stock in a public offering (the "Offering"), representing its entire investment in the Company. During 2001 and 2002 the Company issued and distributed 1,460,000 shares of its common stock as well as warrants to purchase 863,647 shares of the Company's common stock, at an exercise price of $6.00 per share in settlement of the class action lawsuit filed against the Company in 1999. The warrants expired on June 18, 2003. None of the warrants were exercised. On August 10, 2001, the Company's stockholders approved an amendment to the Company's Amended and Restated Articles of Incorporation increasing the number of authorized shares of its common stock to 40,000,000 shares.

On June 30, 2000, the Company entered into a Stock Purchase Agreement (the "Agreement") with Crane & Co., Inc. ("Crane"). Under the Agreement, the Company sold 3,387,720 shares of the Company's common stock to Crane for an aggregate purchase price of $9,316,230. The Agreement also provides that the Board of Directors of the Company and the audit committee of the Board of Directors each be expanded by one position, which was filled by Douglas A. Crane, a representative of Crane. Mr. Crane resigned from our Board of Directors on November 29, 2005 and on November 30, 2005 we were informed by Crane & Co., Inc. of their intention to sell a portion or all of their shares in an orderly manner. Crane has not sold any of its shares as of March 23, 2007.

The Agreement also contains a standstill provision, whereby Crane agreed, that, among other things, neither it nor its affiliates, except as otherwise provided for in the Agreement, will acquire more than its current proportionate share of the outstanding securities of the Company. The standstill provision also provides that Crane will not offer, sell or transfer any of its voting securities of the Company during a tender or exchange offer if such offer is opposed by the Company's Board of Directors.

During 2000, we entered into agreements with Crane under which we rented factory space and leased employees for our facility in Dalton, MA. The arrangement was ended in October 2006 and all leased facilities and employees were turned over to Crane at that time. For the years ended December 31, 2006, 2005 and 2004, we paid Crane under these agreements $60,000, $72,000 and $72,000, respectively, for the rental of the factory space and $62,000, $153,000 and $169,000, respectively, for the leased employees.

7. FACILITY CONSOLIDATION

On December 14, 2004, the Company entered into agreements to lease a 134,000 square foot modern manufacturing and office building in Robbinsville, New Jersey, which is the site of its primary operations following the closure, relocation and consolidation of its operations in Elmsford, New York and Huntingdon Valley, Pennsylvania into the Robbinsville site. The Company completed the relocation and consolidation of its operations during 2005. The Robbinsville facility provides substantial room for expansion as the Company consolidated its operations that were being conducted within a 58,000 square foot facility in Elmsford, New York and a 30,000 square foot facility in Huntingdon Valley, Pennsylvania into the new facility. During 2006 we re-opened the Huntingdon Valley facility for certain manufacturing and secure storage. The Company has also acquired and installed additional equipment and technology in the new facility to broaden its capabilities to serve its target customers, expand capacity, become more vertically integrated and improve efficiency.

The base rent on the lease for the Robbinsville, New Jersey facility is $555,000 per year, increasing by 1.9% per year, and the first seven months of the lease were rent-free. We recorded deferred rent of $0.4 million in 2004 and 2005, respectively. The term of the lease for the Robbinsville facility extends through May 31, 2017, and at the expiration of the term, we have options to renew the lease for three consecutive five year periods at the then fair market value and also have an option to purchase the building after the end of the original lease term for the adjusted fair market value as defined in the lease agreement. The base rent on the lease in Huntingdon Valley, Pennsylvania is $144,000 per year. The lease on this facility expires on June 30, 2007. We are currently negotiating an extension to the lease on this facility. The base rent on the lease in Elmsford, New York is $746,000 per year. The lease on this facility expires on December 31, 2007. As this facility was abandoned as part of our move and consolidation in 2005 the remaining rent, net of estimated sublease income, through the end of the lease term was charged to Facility Consolidation Expense in 2005. During the quarter ended September 30, 2006 we entered into an amendment to the lease on the Elmsford, New York facility. Under the terms of the amendment, we and the buildings owner agreed to (i) a ten percent (10%) reduction of the fixed annual rent retroactive to April 1, 2006, which was recorded as a reduction to facility consolidation expense, (ii) the payment of $100,000 as a contribution towards the cost of demolition and restoration of the facility, which was recorded as a reduction of depreciation expense (iii) the Company provided a letter of credit in favor of owner in the amount of $789,606.80 in the event of an un-cured default of payments under the lease agreement, and (iv) acceleration of payments by the Company under the lease agreement in the event the facility is sub-leased.

We invested approximately $6.0 million through 2005 in capital additions at the Robbinsville, New Jersey facility in conjunction with the consolidation of our operations, of which approximately $5.1 million was expended in 2005 and $0.9 million was expended in 2004. These expenditures were for facility upgrades to customize the Robbinsville, New Jersey facility for the Company's operational and security requirements as well as the acquisition of new equipment to upgrade and expand our production capabilities.

The following table illustrates the liability balance and activity related to the relocation and consolidation in the in 2006, 2005 and 2004.

	2006	2005	2004
	(In thousands)		
Balance at beginning of period	$2,058	$ 15	$—
Rent payments on abandoned facility	(916)	(282)	—
Severance payments	(32)	(107)	—
Additions (reductions) to liability:			
Rent on abandoned facility	(130)	1,905	—
Accretion on rent	129	45	—
Accrued severance	17	107	15
Accrued restoration costs	(200)	375	—
Balance at December 31 (a)	$ 926	$2,058	$ 15
Expensed as incurred:			
Employee relocation	$ 46	$ 116	$ 56
Facility moving costs	5	590	—
Employee severance	17	—	—
Adjustment for rent reduction	(130)	—	—
Other costs	129	6	171
Facility consolidation expense	$ 67	$ 712	$227

(a) Of the $2,058,000 balance at December 31, 2005, $1,182,000 was included in accrued liabilities and $876,000 was included in other long-term liabilities.

The following table illustrates the costs incurred in the relocation and consolidation of facilities through December 31, 2006 and anticipated in 2007 when all cash payments and expenses are expected to be completed.

	For the Years Ended December 31,			
		Actual		Estimated
	2004	2005	2006	2007
	(In Thousands)			
Rent on abandoned facilities, net	$—	$1,905	$(130)	$—
Accretion on abandoned facilities rental	—	45	129	75
Employee severance costs	15	107	17	—
Employee relocation costs	56	116	46	241
Moving costs	—	590	5	—
Legal expenses and commissions	171	6	—	—
	$242	$2,769	$ 67	$316

8. STOCK-BASED COMPENSATION PLANS

On August 8, 2005, we adopted the 2005 Stock Incentive Plan (the "2005 Plan"), which was approved by our stockholders at the annual meeting on September 22, 2005. The number of shares available for issuance under the 2005 Stock Incentive Plan is 1,600,000. On August 4, 2000, we adopted the American Bank Note Holographics, Inc. 2000 Stock Incentive Plan (as amended, the "2000 Plan"), which was approved by our stockholders at our annual meeting on September 12, 2000. In August 2001, our stockholders approved an amendment to the 2000 Plan increasing the shares available for issuance thereunder by 600,000 to 1,350,000 shares. On July 20, 1998, we adopted the 1998 Stock Incentive Plan (as amended, the "1998 Plan", and collectively with the 2000 Plan and the 2005 Plan, the "Plans"). The number of shares available for issuance under the 1998 Plan is 1,863,000. The Plans were adopted for the purpose of granting various stock incentives to officers, directors, employees and consultants of ABNH. The board of directors (or a committee appointed by the board of directors) has discretionary authority, subject to certain restrictions, to administer the Plans. The total number of shares reserved for issuance under the Plans is 4,813,000 shares of common stock. Options to purchase 3,033,722 shares of common stock were outstanding under the Plans at December 31, 2006. The exercise price of options granted under the Plans may not be less than 100% of the fair market value of the common stock on the date such option was granted. Options granted under the Plans generally become vested and exercisable for up to either 25% or 33 ⅓% of the total optioned shares upon each succeeding anniversary of the date of grant. Generally, the unexercised portion of any option automatically terminates upon the termination of the optionee's employment with us, unless otherwise determined by the board of directors; provided however, that any extension shall not extend beyond the expiration of the option, generally ten years. Upon a change in control, outstanding options will generally become fully vested. Prior to 2005 we only granted non-qualified stock options. Beginning in 2005 we began granting restricted shares in addition to stock options. At December 31, 2006, 133,500 shares of restricted stock had been issued. Restricted stock will fully vest three years from the date of issuance if the grantee is employed at that time. On January 19, 2007 we granted options to purchase an aggregate of 137,500 shares of common stock to our employees at an exercise price equal to the fair value of the common stock at the date of the grant. Additionally we issued 98,500 restricted shares to employees on that date. On January 26, 2007, we granted options to purchase an aggregate of 15,000 shares of common stock to our outside directors at an exercise price equal to the fair value of the common stock at the date of the grant. Beginning in 2007 stock based compensation awards to Executive officers will be granted following the release of year end earnings therefore no options or restricted shares have been granted to Executive Officers as of this date.

In December 2004, the Financial Accounting Standards Board issued Statement No. 123(R) ("FAS 123R"), Share-Based Payment, revising FAS 123 and requiring that all share-based payments to employees be recognized in the financial statements. We adopted the new statement effective January 1, 2006, using the modified-prospective transition method described in the statement. Under this method, we are required to recognize compensation expense for all awards granted after the adoption based on the grant date fair value estimated in accordance with FAS 123R and for the unvested portion of previously granted options that remain outstanding as of the adoption date based on the grant date fair value in accordance with the original provisions of FAS 123. In 2006, operating income was reduced by $980,000 for stock-based payment compensation expense for both stock options and restricted stock. Stock-based compensation in 2006 affected cost of goods sold by $225,000, selling, general and administrative expenses by $639,000 and research and development expenses by $116,000. Stock-based compensation expense reduced our 2006 net income by $611,000 and our basic and fully diluted earnings per share by $0.03. Prior periods have not been adjusted. Unearned compensation on restricted shares has been reclassified to additional paid in capital beginning January 1, 2006.

FAS 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under previous accounting literature, which has the effect of reducing net operating cash flows and increasing financing cash flows in periods after adoption. For the year ended December 31, 2006, we recognized financing cash flows amounting to $58,000 for such excess tax deductions. FAS 123R also requires the computation of an APIC pool which is the amount of excess tax benefits that are available for offset against future "shortfalls". We calculated the beginning APIC pool using the "long-form" method. The APIC pool will be used subsequent to the adoption of FAS 123R in determining whether or not amounts of deferred tax assets related to stock options in excess of the tax deductions realized (short falls) will need to be recorded as an expense.

Prior to adopting FAS 123R, we applied the intrinsic value-based method of accounting prescribed in APB Opinion No. 25 and, accordingly, did not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair market value of the stock at the date of grant.

The following table details the effect on the Company's net income and basic and diluted net income per share had compensation expense for stock-based awards been recorded in 2005 and 2004 based on the fair-value method under SFAS 123.

	2005	2004
Net income, as reported	$ (581)	$1,801
Add: Stock-based employee compensation, as reported	—	—
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of taxes	208	77
Pro forma net income	$ (789)	$1,724
Basic net income per share, as reported	$(0.03)	$ 0.10
Basic net income per share, proforma	$(0.04)	$ 0.09
Diluted net income per share, as reported	$(0.03)	$ 0.10
Diluted net income per share, proforma	$(0.04)	$ 0.09

We use the Black-Scholes option pricing model to calculate the fair value of options. The key assumptions for this valuation method include the expected term of the option, stock price volatility, risk-free interest rate, dividend yield, exercise price, and forfeiture rate. Many of these assumptions are judgmental and highly sensitive in the determination of compensation expense. Under the assumptions, indicated below, the weighted average fair value of the stock option grants in 2006 and 2005 were $5.69 and $2.97, respectively. The table below indicates the key assumptions used in the valuation calculations for options granted in 2006 and 2005 and a discussion of our methodology for developing each of the assumptions used in the valuation model:

	2006	2005	2004
Term	5.5 years	7.5 years	—
Volatility	101.0%	63.0%	—
Dividend yield	0.0%	0.0%	—
Risk-free interest rate	4.72% – 5.19%	4.07% – 4.60%	—
Forfeiture rate	5.7%	—	—

Term—This is the period of time over which the options granted are expected to remain outstanding. Options granted have a maximum term of ten (10) years. An increase in the expected term will increase compensation expense.

Volatility—This is the measure of the amount by which a stock price has fluctuated or is expected to fluctuate. Volatilities are based on historical volatility of ABNH's shares, and other factors such as expected volatility arising from planned changes in our business operations. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate—This is the U.S. Treasury rate for the week of the grant having a term equal to the expected term of the options granted. An increase in the risk-free interest rate will increase compensation expense.

Dividend yield—We did not make any dividend payments during the last five years and we have no plans to make any dividend payments in the foreseeable future

Forfeiture Rate—This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming vested. An increase in the forfeiture rate will decrease compensation expense. A summary of the status of the Company's outstanding stock options as of December 31, 2006, 2005 and 2004 and changes during the years then ended follows:

	2006		2005		2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding, beginning of year	2,971,938	$2.41	2,729,000	$2.15	2,838,000	$2.19
Granted	251,000	$5.69	491,166	$3.73	—	—
Exercised	(97,669)	$1.62	(184,562)	$1.96	(32,187)	$2.01
Forfeited	(91,547)	$5.18	(63,666)	$2.86	(76,813)	$2.10
Outstanding, end of year	3,033,722	$2.62	2,971,938	$2.41	2,729,000	$2.15
Exercisable, end of year	2,557,045	$2.30	2,330,165	$2.27	2,380,578	$2.32
Weighted average fair value of options granted during the year	$ 5.69		$ 3.07		$ —	

The following table summarizes information concerning outstanding and exercisable options at December 31, 2006:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable	Weighted Average Exercise Price
$0.78 - $1.67	533,806	6.40	$1.02	487,798	$1.03
$1.68 - $1.94	708,500	3.32	$1.87	708,500	$1.87
$2.03 - $2.10	413,000	3.52	$2.04	413,000	$2.04
$2.50 - $2.50	611,500	2.34	$2.50	611,500	$2.50
$2.75 - $6.00	663,250	8.57	$4.31	232,581	$3.53
$6.45 - $8.50	103,666	2.74	$8.17	103,666	$8.17
$0.78 - $8.50	3,033,722	4.82	$2.62	2,557,045	$2.30

As of December 31, 2006 there was $1,354,000 of total unrecognized compensation cost, net of estimated forfeitures, related to stock options. These costs are expected to be recognized over a weighted average period of 0.9 years.

The total intrinsic value of stock options exercised during the year ended December 31, 2006 was $238,000. The total intrinsic value of all stock options outstanding at December 31, 2006 was $1,972,000. The total intrinsic value of all vested stock options at December 31, 2006 was $1,884,000.

Cash received from stock option exercises in the year ended December 31, 2006 was $158,000. The income tax benefit from stock based arrangements totaled $86,000 all of which was attributable to stock option exercises and was credited to additional paid in capital.

The following table summarizes information about restricted stock awards for 2006:

	Shares	Weighted Average Grant-Date Fair Value	Fair Value of Shares Vested
Non-vested balance at December 31, 2005	15,000	$5.65	
Granted	140,000	$5.98	
Vested	(5,000)	$6.00	$2.72
Forfeited	(16,500)	$6.00	
Non-vested balance at December 31, 2006	133,500	$5.94	

Restricted stock awards were made under the 2005 Stock Incentive Plan and generally vest 100% three years from the grant date.

As of December 31, 2006 there was $559,000 of unrecognized compensation costs, net of estimated forfeitures, related to restricted stock awards. These costs are expected to be recognized over a weighted average period of 2.0 years.

As of December 31, 2006 an aggregate of 1,326,360 shares remained available for future grants and awards under our stock incentive plans, which cover stock options and restricted stock awards. We issue shares to satisfy stock option exercises and restricted stock awards.

9. EMPLOYEE BENEFITS PLANS

Retirement Plans—On October 1, 1999, the Company implemented defined contribution plans for its employees. Aggregate contributions to such plans, which have been charged to the Company's operations, were approximately $58,000, $57,000 and $59,000 for the years ended December 31, 2006, 2005 and 2004, respectively.

10. COMMITMENTS AND CONTINGENCIES

The Company currently, and from time to time, is involved in litigation (as both plaintiff and defendant) incidental to the conduct of its business; however, the Company is not a party to any lawsuit or proceeding which, in the opinion of management of the Company, is likely to have a material impact on the Company's financial position, results of operations or cash flows.

Product Liability Matters—The Company provides holograms in connection with a wide range of its customers' products, in which case it is possible that the Company is subject to product liabilities in association with those products or in connection with the holograms used with those products. Although the Company maintains product liability insurance, there can be no assurance that such insurance would be available to cover any such claim or available in amounts sufficient to cover all potential liabilities. As a result, product liability claims could have a material adverse effect on the Company's business, financial condition, results of operations and cash flows.

Warranty and Contracts Reserves—The Company believes that there is a reasonable likelihood that approximately $0.7 million of reserves on the balance sheet at December 31, 2006 will be reversed into income during 2007 as the periods for potential claims under the programs will expire.

Leases—The Company has long-term operating leases for offices, manufacturing facilities and equipment, which expire through 2017. The Company has three five year renewal options on its Robbinsville location, which provides for renewal rents based upon the adjusted fair market rental value, as defined in the lease agreement.

The Company is currently negotiating an extension to the lease on the facility in Huntingdon Valley, PA as the current lease will expire on June 30, 2007.

Rental expense was approximately $1.3 million, $1.3 million and $1.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

At December 31, 2005, future minimum lease payments under non-cancelable operating leases, expiring through 2017, are as follows: $1.8 million in 2007; $0.7 million in 2008; $0.8 million in 2009; $0.6 million in 2010 and $3.9 million, thereafter.

Employment Agreements—The Company entered into employment agreements with certain of its current executive officers, which provide for, among other matters, minimum compensation of approximately $0.8 million in 2007 and $0.8 million in 2008. The agreements also provide for bonuses.

11. VISA DECISION

On February 23, 2006 we reported that we had learned that there had been a small number of incidents in which certain card terminals had been affected by electro-static discharge ("ESD") from static electricity carried on cards incorporating HoloMag. We also reported at that date that it had been advised by customers of a need to develop a second generation holographic magnetic tape product that addresses the ESD issue, and that we had commenced such development, but that there could be no assurance that we would be successful in developing such a product that would be acceptable to our customers.

On March 14, 2006, we were informed by VISA that, as a result of the ESD issue, VISA was effectively ceasing the HoloMag program (the "VISA Decision"). VISA then moved to include either the Dove hot stamp hologram or the mini hot stamp hologram, both of which we supply, as the security device on VISA cards. By letter dated November 7, 2006, we were advised by VISA that VISA was terminating the VISA HoloMag Agreement. In VISA's March 2006 correspondence to us VISA stated its view that "a remediation program for impacted stakeholders may be necessary" and that VISA would seek indemnification from us for such costs and/ or claims. We have been evaluating VISA's actions and claims and continue to discuss the matter with VISA. We believe that we have complied with the VISA HoloMag Agreement and that the HoloMag product complied with all standards and specifications contained in such agreement.

Accordingly, in the quarter ended December 31, 2005, as a result of the VISA Decision, we recorded a pre-tax charge amounting to approximately $5.0 million of which $4.8 million was recorded in cost of goods sold and was principally related to the value of our HoloMag inventory. Also included in the charge were increases in our provisions for accounts receivable and potential non-ESD related warranty claims. Also shipments totaling approximately $2.3 million of VISA HoloMag that were completed and invoiced during the quarter ended March 31, 2006 were not recognized as revenue as the collection of these amounts was not considered probable as a result of the VISA Decision. During 2006 and subsequent to completing and filing our financial statements for the three months ended March 31, 2006 approximately $0.9 million, $0.2 million and $1.2 million was collected and accordingly the revenue was recorded in the quarter ended June 30, 2006, September 30, 2006, and December 31, 2006, respectively. Also during 2006 we wrote-off the value of our VISA HoloMag inventory and reversed the reserve for obsolescence that was recorded in the quarter ended December 31, 2005. Additionally as a result of the VISA Decision, in the twelve months ended December 31, 2006 we wrote-off approximately $0.8 million of idle facility costs that were not absorbed into inventory and approximately $0.3 million of costs that were capitalized on the balance sheet at December 31, 2005 relating to a terminated manufacturing project. During 2006 we also analyzed the provision levels for warranty liability and accounts receivable and recorded necessary adjustments.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of American Bank Note Holographics, Inc.:

In our opinion, the 2006 and 2005 financial statements listed in the accompanying index present fairly, in all material respects, the financial position of American Bank Note Holographics, Inc. at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedules listed in the accompanying index for each of the two years in the period ended December 31, 2006 present fairly, in all material respects, the information set forth therein when read in conjunction with the related financial statements. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 and 8 to the consolidated financial statements, respectively, the Company changed the manner in which it accounts for inventory costs and stock-based compensation in 2006.

/s/ PricewaterhouseCoopers, LLP

Florham Park, New Jersey
March 26, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
American Bank Note Holographics, Inc.

We have audited the accompanying the statements of operations, stockholders' equity, and cash flows of American Bank Note Holographics, Inc. for the year ended December 31, 2004. Our audit also included the information for the year ended December 31, 2004 included in the financial statement schedule listed in the Index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of American Bank Note Holographics, Inc. for the year ended December 31, 2004 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the information for the year ended December 31, 2004 in the related financial statement schedule when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

New York, New York
March 10, 2005

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN BANK NOTE HOLOGRAPHICS, INC.

By: /s/ KENNETH H. TRAUB
Kenneth H. Traub
President and Chief Executive Officer

March 30, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KENNETH H. TRAUB **Kenneth H. Traub**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2007
/s/ MARK J. BONNEY **Mark J. Bonney**	Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2007
* **Salvatore F. D'Amato**	Chairman of the Board	March 30, 2007
* **Jordan S. Davis**	Director	March 30, 2007
* **Fred J. Levin**	Director	March 30, 2007
* **Richard L. Robbins**	Director	March 30, 2007

* /s/ KENNETH H. TRAUB
Kenneth H. Traub
Attorney-in fact

Schedule II

AMERICAN BANK NOTE HOLOGRAPHICS, INC.

VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Description	Balance, Beginning of Year	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts	Deductions	Balance, End of Year
		(In Thousands)			
Year ended December 31, 2006:					
Allowance for doubtful accounts (deducted from accounts receivable)	$ 500	$ (150)	$—	$ — (1)	$ 350
Allowance for obsolescence (deducted from inventory)	$4,280	$ 143	$—	$3,445(2)	$ 978
Year ended December 31, 2005:					
Allowance for doubtful accounts (deducted from accounts receivable)	$ 180	$ 320	$—	$ — (1)	$ 500
Allowance for obsolescence (deducted from inventory)	$ 552	$4,102	$—	$ 374(2)	$4,280
Year ended December 31, 2004:					
Allowance for doubtful accounts (deducted from accounts receivable)	$ 180	$ 23	$—	$ 23(1)	$ 180
Allowance for obsolescence (deducted from inventory)	$ 411	$ 216	$—	$ 75(2)	$ 552

(1) Accounts deemed to be uncollectible.

(2) Destruction of obsolete inventory.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8, No. 333-85300 pertaining to the American Bank Note Holographics, Inc. 2000 Stock Incentive Plan, as Amended, the Registration Statement on Form S-8, No. 333-61602 pertaining to the American Bank Note Holographics, Inc. 1998 Stock Incentive Plan, as Amended, the American Bank Note Holographics, Inc. 2000 Stock Incentive Plan of American Bank Note Holographics, Inc. and the Registration Statement Form S-8, No. 333-129686 pertaining to the American Bank Note Holographics, Inc. 2005 Stock Incentive Plan of our report dated March 26, 2007 relating to the financial statements and financial statement schedules, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers, LLP

Florham Park, New Jersey
March 26, 2007

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-8, No. 333-85300 pertaining to the American Bank Note Holographics, Inc. 2000 Stock Incentive Plan, as Amended, the Registration Statement on Form S-8, No. 333-61602 pertaining to the American Bank Note Holographics, Inc. 1998 Stock Incentive Plan, as Amended, the American Bank Note Holographics, Inc. 2000 Stock Incentive Plan of American Bank Note Holographics, Inc. and the Registration Statement Form S-8, No. 333-129686 pertaining to the American Bank Note Holographics, Inc. 2005 Stock Incentive Plan of our report dated March 10, 2005, with respect to the statements of operations, stockholders' equity and cash flows of American Bank Note Holographics, Inc. for the year ended December 31, 2004 and the information for year ended December 31, 2004 included in the related financial statement schedule of American Bank Note Holographics, Inc., included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ ERNST & YOUNG LLP

New York, New York
March 26, 2007

Exhibit 31.1

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULES 13A-14(a) AND 15D-14(a), AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kenneth H. Traub, certify that:

(1) I have reviewed this annual report on Form 10-K of American Bank Note Holographics, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2007

/s/ KENNETH H. TRAUB

Kenneth H. Traub
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULES 13A-14(a) AND 15D-14(a),
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark J. Bonney, certify that:

(1) I have reviewed this annual report on Form 10-K of American Bank Note Holographics, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 30, 2007

/S/ MARK J. BONNEY

Mark J. Bonney
Executive Vice President, Chief Financial Officer &
Chief Accounting Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies, in his capacity as Chief Executive Officer of American Bank Note Holographics, Inc. (the "Company"), that the Annual Report of the Company on Form 10-K for the period ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Report and the results of operations of the Company for the period covered by the Report.

By: /s/ KENNETH H. TRAUB

Kenneth H. Traub
President and Chief Executive Officer

Date: March 30, 2007

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to American Bank Note Holographics, Inc. and will be retained by American Bank Note Holographics, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

The undersigned hereby certifies, in his capacity as Chief Financial Officer of American Bank Note Holographics, Inc. (the "Company"), that the Annual Report of the Company on Form 10-K for the period ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Report and the results of operations of the Company for the period covered by the Report.

By: /s/ MARK J. BONNEY

Mark J. Bonney
Executive Vice President, Chief Financial Officer and Chief Accounting Officer

Date: March 30, 2007

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to American Bank Note Holographics, Inc. and will be retained by American Bank Note Holographics, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K/A

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period of to

Commission File No. 1-14227

AMERICAN BANK NOTE HOLOGRAPHICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE **(State or Other Jurisdiction of Incorporation or Organization)**	**13-3317668** **(I.R.S. Employer Identification Number)**
2 APPLEGATE DRIVE **ROBBINSVILLE, NJ** **(Address of Principal Executive Offices)**	**08691** **(Zip Code)**

(609) 632-0800
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:
NONE

Securities registered pursuant to Section 12(g) of the Act:
COMMON STOCK, $.01 PAR VALUE PER SHARE
(Title of Class)

Indicate by check mark if the registrant is a well know seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. (See definition of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). YES ☐ NO ☒

The aggregate market value of the common stock, $0.01 par value, held by non-affiliates of the registrant, based upon the closing sale price of the common stock on June 30, 2006, was approximately $32,863,000. Shares of common stock held by each officer and director and by each person who controls 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The aggregate number of shares of common stock, $.01 par value, outstanding on March 23, 2007 was 19,034,138.

DOCUMENTS INCORPORATED BY REFERENCE

None.

EXPLANATORY NOTE

This Annual Report on Form 10-K/A has been filed by the Registrant to amend the Annual Report on Form 10-K filed by the Registrant on March 30, 2007 to include the information required to be disclosed by Items 10-14 of Part III of Form 10-K.

Part III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

Executive Officers

The information required by this item concerning our executive officers, directors and key employees is set forth under the headings "Executive Officers and Directors" and "Other Key Employees" in Part I of this Annual Report on Form 10-K.

Directors

Our directors, their ages, the year in which they each first became a director and their principal occupation or employment during the past five years are set forth below.

Director	Age	Year First Became Director	Principal Occupation During the Past Five Years
Kenneth H. Traub	45	1999	Kenneth H. Traub has served as our President and Chief Executive Officer since March 2000 and as a director since April 1999. From February 1999 through March 2000, Mr. Traub served as our President and Chief Operating Officer, and from January 1999 to February 1999 he served as our consultant. Previously, Mr. Traub co-founded Voxware, Inc., a developer of digital speech processing technologies, and served on its Board of Directors from February 1995 to January 1998. Mr. Traub holds an M.B.A. from the Harvard Graduate School of Business Administration and a B.A. from Emory University.
Salvatore F. D'Amato	78	1999	Salvatore F. D'Amato has served as our Chairman of the Board of Directors since April 1999 and as a director since March 1999. He was also our Chairman of the Board of Directors and President from 1983 to 1990 and was a consultant for us from time to time between 1990 and April 1999. Mr. D'Amato was President and a director of American Banknote Corporation, our former parent corporation, from 1977 to 1983. Mr. D'Amato holds a Masters degree in Engineering from Columbia University.
Jordan S. Davis	45	2005	Mr. Davis has served as a director since May 2005. Mr. Davis has been a Managing Partner of Radius Ventures, a venture capital firm since 1996. Mr. Davis also serves on the boards of directors of

Director	Age	Year First Became Director	Principal Occupation During the Past Five Years
			Health Language, Inc., Heartscape Technologies, Inc., Impliant, Inc. and Zettacore, Inc., each portfolio companies of Radius Ventures. Mr. Davis earned an M.B.A. from the J.L. Kellogg Graduate School of Management at Northwestern University in 1986 and a B.A. in Economics from The State University of New York at Binghamton in 1983.
Fred J. Levin	44	2000	Fred J. Levin has served as a director since February 2000. Mr. Levin has been the President and Chief Executive Officer of LGI Network LLC, a market research and information service company, since February 2002. Previously Mr. Levin was the President of the Concord Watch Division of Movado Group, Inc., a manufacturer and marketer of watches, from March 1998 to January 2002. Mr. Levin also served with Movado Group, Inc. as Senior Vice President, International from April 1995 to February 1998. Mr. Levin holds a B.S. in Industrial Engineering from Northwestern University and an M.B.A. from the Harvard Graduate School of Business Administration.
Richard L. Robbins	66	2006	Richard L. Robbins has served as a director since August 2006. Mr. Robbins served from October 2003 through January 2004 as Senior Vice President, Financial Reporting of Footstar, Inc., a nationwide retailer of footwear. He was Senior Vice President Financial Reporting and Control and Principal Financial Officer of Footstar, Inc. from January 2004 until March 2006. Footstar, Inc. filed for bankruptcy protection in March 2004 and emerged from bankruptcy in February 2006. From July 2002 to October 2003, Mr. Robbins was a partner in Robbins Consulting LLP, a financial, strategic and management consulting firm. From 1978 to 2002, Mr. Robbins was a partner of Arthur Andersen LLP. Mr. Robbins is currently a member of the board of directors of BioScrip, Inc., a community pharmacy and specialty drug company and of Vital Signs, Inc., a manufacturer of medical products.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of our common stock, to file with the Securities and Exchange Commission reports of their ownership and changes in their ownership of common stock. Based upon a review of the copies of the filings with the Securities and Exchange Commission and written representations from our executive officers, directors and persons who beneficially own more than 10% of our common stock, we believe that the Section 16(a) filing requirements applicable to our executive officers, directors and persons who beneficially own more than 10% of our common stock in fiscal 2006 were complied with on a timely basis, except that Mr. D'Amato failed to file a Form 4 on a timely basis. Mr. D'Amato subsequently filed the Form 4 with the Securities and Exchange Commission.

Code of Ethics

We have adopted a Code of Ethics for Senior Financial Officers applicable to our Chief Executive Officer, Chief Financial Officer, treasurer, controller, principal accounting officer and other employees performing similar functions. The Code of Ethics for Senior Financial Officers is available on our website. We will satisfy the disclosure requirement under Item 5.05 of Form 8-K relating to amendments or waivers from any provision of the Code of Ethics for Senior Financial Officers by either filing a Form 8-K or posting this information on our website within four business days following the date of amendment or waiver. We have also adopted a Code of Business Conduct covering all of our employees, which is available on our website. Our website address is www.abnh.com.

Audit Committee Financial Expert

Our Board of Directors has a separately-designated standing Audit Committee in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The members of the Audit Committee are currently Richard Robbins (Chairman), Jordan Davis and Fred Levin. All of the members of our Audit Committee are independent within the meaning of Section 7(d)(3)(iv) of Schedule 14A applying the definition of independence set forth in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. Our Board of Directors has determined that Mr. Robbins, who has served on our Board of Directors and Audit Committee since August 22, 2006, qualifies as an audit committee financial expert as defined by Item 407(d) of Regulation S-K of the Exchange Act.

Item 11. EXECUTIVE COMPENSATION.

Compensation Discussion and Analysis

Overview

The Compensation Committee of our Board of Directors (the "Compensation Committee") presently consists of Messrs. Levin, Davis and Robbins, advises our Board of Directors on compensation matters, determines the compensation of the Chief Executive Officer, reviews and takes action on the recommendation of the Chief Executive Officer as to the appropriate compensation of other officers and key personnel and approves the grants of bonuses to officers and key personnel. The Compensation Committee also administers our Stock Incentive Plans. The fundamental policy of the Compensation Committee is to motivate and reward executives responsible for attaining the financial and strategic objectives essential to our long-term success and continued growth in shareholder value.

Compensation Program Philosophy and Objectives

In General. It is the Compensation Committee's objective to have a portion of each executive officer's compensation contingent upon our performance as well as upon each executive officer's own level of performance. The compensation program has been designed to provide a competitive level of total compensation and offers incentive opportunities directly linked to our performance and shareholder return. Therefore, the compensation package for each executive officer is comprised of three different elements: (i) base salary which is designed to be competitive with salary levels in comparable companies, (ii) cash bonuses which reflect the achievement of qualitative and quantitative objectives and goals which are established at the beginning of each year and (iii) long-term stock based incentive awards in the form of stock options and/or restricted stock awards which strengthen the mutuality of interests between the executive officers and our stockholders.

The key objectives of the compensation program are:

- Provide a strong, direct link between our financial and strategic goals and executive compensation.
- Align the financial interests of executives with those of the shareholders through equity-based plans.
- Motivate executives to achieve operating goals through an emphasis on performance-based compensation.
- Provide competitive total compensation that recognizes individual performance and that can attract and retain high caliber key executives critical to our long-term success.

These objectives serve as guiding principles for all the decisions the Compensation Committee makes with respect to the amount and type of compensation payable to our executive officers.

Competitive Market. We define our competitive market for executive talent to be predominately the high technology manufacturing sector. Our intent is threefold: (1) to benchmark executive compensation against market data from companies similar to ours in size and revenue; (2) to retain high performing executives; and (3) to reward outstanding performance. To maintain a competitive level of total executive compensation, we use independent survey data to benchmark compensation and benefit packages of executives in similar industries and companies of similar size and complexity. This data illustrates the competitive data on the mix of the compensation elements and overall compensation delivery levels and is presented to the Compensation Committee for use in making appropriate decisions relative to our compensation philosophy and objectives.

Compensation Elements

Base Salary. We provide the opportunity for our executive officers to earn a competitive annual base salary. The base salary for each executive officer is specified in his respective employment agreement and was determined on the basis of experience, expected personal performance, salary levels in effect for comparable positions within and outside of the industry and internal and external base salary comparability considerations. The weight given to each of these factors differed from individual to individual as the Compensation Committee and the Board of Directors deemed appropriate. Pursuant to the terms of each executive officer's employment agreement, as of the effective date of the agreement, Messrs. Traub, D'Amato and Bonney receive an annual base salary of $400,000, $104,335 and $215,000, respectively. Mr. Traub's employment agreement provides that his annual base salary shall be increased by not less than 3% per annum if renewed.

Cash Incentives; Bonus. We provide the opportunity for our executive officers to earn cash incentive awards. We provide this opportunity to attract and retain an appropriate caliber of talent for the positions and to motivate executive officers to achieve our quarterly and annual business goals. Pursuant to his employment agreement, Mr. Traub's target annual cash incentive is $100,000, provided it may be more or less based upon the Compensation Committee's reasonable assessment of his performance against agreed upon objectives. Pursuant to his employment agreement, Mr. D'Amato's target annual cash incentive was $40,000 for fiscal 2006 and will be $20,000 on a going forward basis, provided it may be more or less based upon the Compensation Committee's reasonable assessment of his performance against agreed upon objectives. Mr. Bonney's employment agreement does not provide for a target annual cash incentive and provides that such payment be based upon our performance and his individual performance against objectives determined by the Board of Directors or the Compensation Committee in consultation with our Chief Executive Officer, Mr. Traub. Mr. Bonney's target bonus in 2006 was established by the Compensation Committee at $70,000.

For the year 2006, cash incentives for our executive officers were based upon attaining results toward established targets and achievement of personal and company-wide objectives as well as budgeted financial performance. In 2006 the financial performance portion was based on full year revenue and operating income and the year end balance of cash and cash equivalents. Non-financial objectives are determined based upon specific areas of responsibility and goals, and the results to be achieved during the performance period in support of our overarching objectives. Performance results that exceed targets could result in cash rewards in excess of the target awards in recognition of this performance.

Cash incentives in 2007 will be based upon the same structure as those in 2006.

Long Term Incentives—Equity. Long-term performance incentives are provided to our employees through our 1998 Stock Incentive Plan, 2000 Stock Incentive Plan and 2005 Stock Incentive Plan (collectively, the "Stock Incentive Plans"). These plans are administered by the Compensation Committee, which is authorized to award stock options or restricted stock to our employees, our non-employee directors, and certain advisors and consultants. At least annually, the Compensation Committee considers whether awards will be made to executive officers. Such awards are based on the scope and complexity of the position and competitive compensation data. The Compensation Committee has broad discretion to select the awardees and to establish the terms and conditions for the grant, vesting, and exercise of each stock option grant or restricted stock award. The number of shares subject to each stock option grant is set at a level intended to create meaningful opportunity for appreciation based on the executive officer's current position with us, the size of comparable awards made to individuals in similar positions and the individual's personal performance in recent periods. The Compensation Committee also considers the number of unvested stock options and restricted stock held by the executive officer in order to maintain an appropriate level of equity incentive for that individual.

In 2006 the Compensation Committee established set stock award dates. For our named executive officers, if stock option grants or restricted stock awards are awarded, the award will be made approximately two business days after the release of year end financial results. Accordingly, on April 3, 2007, we awarded Messrs. Traub and Bonney, 35,000 and 25,000 shares of restricted stock, respectively, and Mr. Bonney was also granted an option to purchase 20,000 shares of common stock. Grants of stock options and/or restricted stock to other key employees can be made at any time during the year with a historical practice being to approve these awards at the first Board of Directors or Compensation Committee meeting after the close of the fiscal year. These awards were approved on January 19, 2007.

The long-term incentive information related to our executive officers during the year ended December 31, 2006 is included in the (i) Summary Compensation Table, (ii) 2006 Grants of Plan-Based Awards table and (iii) Outstanding Equity Awards at Fiscal Year End table contained herein.

Stock Options. An important objective of the long-term incentive program is to strengthen the relationship between the long-term value of our stock price and the potential financial gain for employees. Stock options provide executive officers with the opportunity to purchase our common stock at a price fixed on the grant date regardless of future market price. Stock options generally vest 33% on the first anniversary of the grant and 67% equally over the following eight quarters.

A stock option becomes valuable only if our common stock price increases above the option exercise price and the holder of the option remains employed during the period required for the option to "vest", thus, providing an incentive for an option holder to remain employed by us. In addition, stock options link a portion of an employee's compensation to stockholders' interests by providing an incentive to make decisions designed to increase the market price of our stock.

The exercise prices of the stock options granted to the executive officers during fiscal year 2006 are shown in the 2006 Grants of Plan-Based Awards table contained herein. Additional information on these grants, including the number of shares subject to each grant, also is shown in the 2006 Grants of Plan-Based Awards table.

There is a limited term in which the executive officers can exercise stock options, known as the option term. The option term is generally ten years from the date of grant. At the end of the option term, the right to purchase any unexercised options expires. Option holders generally forfeit any unvested options if their employment with us terminates. In certain instances, including upon a change of control of our company or upon an executive officer's termination without cause or resignation for good reason, stock options may vest on an accelerated schedule.

Restricted Stock Awards. Restricted stock awards are intended to retain key employees, including the executive officers, through vesting periods. Restricted stock awards provide the opportunity for capital accumulation and more predictable long-term incentive value.

Restricted stock awards generally are awarded periodically and determined by the Compensation Committee. Restricted stock awards are shares of our common stock that are awarded with the restriction that the executive officer remains with us until the date of vesting. Restricted stock awards generally vest on the three year anniversary of the original award date. The purpose of granting restricted stock awards is to encourage ownership of our common stock by, and retention of, our executive officers.

Any unvested restricted stock awards generally are forfeited if the executive officer terminates employment with us or if the executive officer fails to meet the continuing employment restriction outlined in the restricted stock agreement. In certain instances, including upon a change of control of our company or upon an executive officer's termination without cause or resignation for good reason, restricted stock awards may vest on an accelerated schedule.

Information on grants of restricted stock awards to our executive officers during the year ended 2006, including the number of shares subject to each award, is shown in the 2006 Grants of Plan-Based Awards table.

Profit Sharing and Retirement Plan. Our Profit Sharing and Retirement Plan for salaried employees (the "Retirement Plan") was made effective as of July 1, 2003. The Retirement Plan is intended to be a qualified retirement plan under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by us to the Retirement Plan, and income earned thereon, are not taxable to employees until withdrawn from the Retirement Plan (except for contributions under the 401(k) component, which are subject to Social Security withholding) and so that our contributions, if any, will be deductible when made. The purpose of the Retirement Plan is to enable eligible employees, including our executive officers, to save for retirement. It may also provide certain benefits in the event of death, disability, or other termination of employment. The Retirement Plan is for the exclusive benefit of eligible employees and their beneficiaries. There are two components to the Retirement Plan, a 401(k)-type component and a profit sharing component.

Under the 401(k) component, employees may contribute up to a maximum amount as set by the Internal Revenue Service, subject to a federally imposed annual maximum of $15,000 in 2006 (up to an additional $5,000 for those fifty and over). Employees do not need to participate in the 401(k) component in order to be eligible for our contribution under the profit sharing component. Profit sharing contributions are made quarterly and for the year total 1% of the employee's annual compensation (subject to legal maximums). The plan trustee, at the direction of each participant, invests funds in any of the available investment options.

In 2006, for Messrs. Traub, D'Amato and Bonney, we contributed $2,200, $2,200 and $2,062, respectively, to our 401(k) Retirement Plan.

Health and Welfare Benefits. All full-time employees, including our executive officers, may participate in our health and welfare benefit programs, including medical, dental and vision care coverage, short term and long term disability insurance and life insurance.

Perquisites. We provide each of our executive officers with either a cash car allowance or a leased vehicle. In addition, we provide for the cost of transportation to and from our headquarters and for the living quarters of two executive officers when in Robbinsville, New Jersey. Pursuant to the terms of his employment agreement, we have agreed to reimburse Mr. Bonney for all reasonable expenses up to $100,000 upon his relocation to the Robbinsville, New Jersey area, which reimbursement will be grossed-up to eliminate any tax consequences. We also pay the premium for Mr. Traub's supplemental life and disability insurance and the group insurance premium for each of Messrs. Traub, D'Amato and Bonney.

Payments upon Termination or Change of Control. Information regarding payments to our executive officers upon termination or a change of control is provided under the heading "Potential Payments Upon Termination or a Change of Control" contained herein.

Employment Agreements

Kenneth H. Traub. We entered into an amended employment agreement with Kenneth H. Traub in March 2005 for an initial term of one year, which renews automatically for successive one year terms, unless we give at least 60 days written notice prior to the end of the current term. The agreement provides for an annual base salary of $412,000 in 2006, to be increased by not less than 3% per year upon renewal. Additionally, Mr. Traub is eligible to receive annual bonuses based on the Compensation Committee's assessment of Mr. Traub's performance for the prior year based on agreed-upon performance objectives. Mr. Traub's target annual bonus shall be $100,000 provided that the actual bonus may be more or less than such target based on the Compensation Committee's reasonable assessment of Mr. Traub's performance against agreed upon objectives. Mr. Traub is also eligible to receive grants of stock options and restricted stock under our Stock Incentive Plans in the sole discretion of the Board of Directors or Compensation Committee. Mr. Traub's employment agreement also provides that we will continue to provide him with term life insurance and disability insurance and a car, as well as all reasonable car maintenance, and related car insurance. In connection with his employment agreement, Mr. Traub has agreed not to compete with, or solicit from, us during his term of employment and for one year thereafter and has agreed not to disclose or use our confidential information. Information regarding payments to Mr. Traub upon termination or a change of control is provided under the heading "Potential Payments Upon Termination or a Change of Control" contained herein.

Salvatore F. D'Amato. We entered into an employment agreement with Salvatore F. D'Amato in April 1999 for an initial term of two years, which renews upon mutual agreement for successive one year terms. The employment agreement provides for a base salary of $180,000 per year. Pursuant to the Agreement, Mr. D'Amato is eligible to receive bonuses at the discretion of our Board of Directors, with a target bonus of $10,000 per quarter. The quarterly bonus is required to be paid unless the Board determines otherwise based on certain factors. In connection with his employment agreement, Mr. D'Amato agreed not to compete with us during his term of employment and for one year thereafter.

We entered into an amended and restated employment agreement with Mr. D'Amato in December 2006 to provide for a reduction in the amount of time that Mr. D'Amato is expected to be in our office in Robbinsville, New Jersey to approximately two or three days each week. Pursuant to the amended and restated employment agreement, Mr. D'Amato shall receive an annual base salary of $104,335 and Mr. D'Amato's target annual bonus shall be $20,000. Mr. D'Amato is also eligible to receive grants of stock options and restricted stock under our Stock Incentive Plans in the sole discretion of the Board of Directors or Compensation Committee. The agreement also provides for the assignment of ownership of an automobile which had been provided to him by us and the payment of $19,128 in lieu of accrued vacation days. We also agreed to reimburse Mr. D'Amato for airfare to and from his home in North Carolina to our offices in Robbinsville, New Jersey and for hotel accommodations in Robbinsville, New Jersey while working at our offices. In connection with his employment agreement, Mr. D'Amato has agreed not to compete with, or solicit from, us during his term of employment and for one year thereafter and has agreed not to disclose or use our confidential information. Information regarding payments to Mr. D'Amato upon termination or a change of control is provided under the heading "Potential Payments Upon Termination or a Change of Control" contained herein.

Mark J. Bonney. We entered into an employment agreement with Mark Bonney in June 2005 for an initial term of one year, which renews automatically for successive one-year terms, unless we give at least 60 days written notice prior to the end of the current term. The agreement provides for an annual base salary of $215,000. Pursuant to the agreement, Mr. Bonney is eligible to receive bonuses at the discretion of our Board of Directors or Compensation Committee in consultation with our Chief Executive Officer. In connection with the agreement, we granted to Mr. Bonney options to purchase up to 112,500 shares of our common stock at an exercise price of

$3.80 per share and extended the terms of options to purchase 30,000 shares of our common stock previously granted to Mr. Bonney in connection with his service as member of our Board of Directors. Mr. Bonney is also eligible to receive future grants of stock options and restricted stock under our Stock Incentive Plans in the sole discretion of the Board of Directors or Compensation Committee. Mr. Bonney's employment agreement also provides that we will reimburse Mr. Bonney up to $100,000 in connection with the relocation of his residence in connection with his employment by us which reimbursement will be grossed-up to eliminate any tax consequences. Mr. Bonney's agreement also provides for a $700 per month car allowance. In connection with his employment agreement, Mr. Bonney agreed not to compete with us during his term of employment and for one year thereafter and not to disclose our confidential information. Information regarding payments to Mr. Bonney upon termination or a change of control is provided under the heading "Potential Payments Upon Termination or a Change of Control" contained herein.

Tax Implications of Executive Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended, generally denies publicly-held corporations a federal income tax deduction for compensation exceeding $1,000,000 paid to the Chief Executive Officer or any of the four other highest paid executive officers, excluding performance-based compensation. Through December 31, 2006, this provision has not limited our ability to deduct executive compensation, but the Compensation Committee will continue to monitor the potential impact of Section 162(m) on our ability to deduct executive compensation. We believe that our compensation philosophy of paying our executive officers with competitive salaries, cash bonuses and long-term incentives serves our best interest and that of our stockholders.

Future Periods

The foregoing discussion describes compensation objectives and policies which were utilized with respect to our executive officers named in the Summary Compensation Table contained herein during 2006. In the future, as the Compensation Committee continues to review each element of our executive compensation program, the objectives of our executive compensation program, as well as the methods which the Compensation Committee utilizes to determine both the types and amounts of compensation to award our executives officers may change.

Compensation Committee Report

The Compensation Committee, comprised of independent directors, reviewed and discussed the above Compensation Discussion and Analysis with our management. Based on the review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this Annual Report on Form 10-K.

COMPENSATION COMMITTEE,

Fred Levin (Chairman)
Jordan Davis
Richard Robbins

Summary Compensation Table

The following table sets forth information relating to total compensation awarded to, earned by or paid to our Chief Executive Officer, our Chief Financial Officer and our other executive officer (each, a "named executive officer") during the fiscal year ended December 31, 2006:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards (1)($)	Option Awards (1)($)	Non-Equity Incentive Plan Compensation (2)($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total Compensation ($)
Kenneth H. Traub President and Chief Executive Officer	2006	$412,000	—	$83,513	$210,334	$60,000	—	$40,539(3)	$806,386
Salvatore F. D'Amato— Chairman of the Board	2006	$208,670	—	$30,000	$ 34,878	$55,000	—	$59,664(4)	$388,212
Mark J. Bonney Executive Vice President, Chief Financial Officer and Secretary	2006	$225,000	—	$30,544	$276,567	$42,000	—	$61,467(5)	$635,578

(1) Represents the amount of the total fair value of stock and option awards recognized by us as an expense in 2006 for financial accounting purposes, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The fair value of these awards and the amounts expensed in 2006 were determined in accordance with FAS 123R. The awards for which expense is shown in this table include the awards described in the Grants of Plan-Based Awards table below, as well as awards granted in 2003 through 2006 for which we recognized expense in 2006. The assumptions used to calculate the grant date fair value of these awards are set forth in the notes to our consolidated financial statements, which are included in Part II Item 8 of this Annual Report on Form 10-K. There can be no assurance that the FAS 123R amounts will ever be realized.

(2) Reflects the value of cash incentive bonuses earned under our cash incentive plan.

(3) Consists of the following perquisites paid for by us: (i) $24,178 for group and supplemental insurance premiums, (ii) $14,161 for personal use of an automobile, and (iii) a $2,200 contribution to our 401(k) plan.

(4) Consists of the following perquisites paid for by us: (i) $19,872 for personal use of an automobile, (ii) $16,235 fair market value of an automobile that was given to Mr. D'Amato in conjunction with the terms of his Amended and Restated Employment Agreement, (iii) $2,229 for group insurance premiums and (iv) a $2,200 contribution to our 401(k) plan. Also includes the payment of $19,128 in lieu of accrued vacation time.

(5) Consists of the following perquisites paid for by us: (i) $16,974 for group insurance premiums, (ii) $13,800 for personal use of an automobile, and (iii) $28,631 for use of our apartment in Robbinsville, New Jersey in advance of his expected relocation to the area, and (iv) a $2,062 contribution to our 401(k) plan.

2006 GRANTS OF PLAN-BASED AWARDS

Our Compensation Committee approved awards of stock options and restricted common stock under our 2005 Stock Incentive Plan to our named executive officers as set forth in the following grants of plan-based awards table during the year ended December 31, 2006:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)		All Other Stock Awards: Number of Shares of Stock or Units(#)	Grant Date Fair Value of Stock and Option Awards ($)(2)
		Target ($)	Maximum ($)		
Kenneth H. Traub	1/26/06	100,000	—	45,000(3)	270,000
Salvatore F. D'Amato	1/26/06	40,000	—	5,000(4)	30,000
Mark J. Bonney	1/26/06	70,000	—	30,000(5)	180,000

(1) Represents target payout levels under the cash incentive plan for 2006. We have not set a maximum annual amount for any of the named executive officers. The actual amount of incentive bonus earned by each named executive officer in 2006 is reported under the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. Additional information regarding the design of our cash incentive plan is included in the Compensation Discussion and Analysis.

(2) Represents the total grant date fair value of restricted common stock and stock option awards granted to our named executive officers during 2006. The fair values of these awards were determined in accordance with FAS 123R. The assumptions used to calculate the grant date fair value of these awards are set forth in the notes to our consolidated financial statements, which are included in Part II Item 8 of this Annual Report on Form 10-K.

(3) Consists of a restricted stock award of 45,000 shares which vests in full on January 26, 2009.

(4) Consists of a restricted stock award of 5,000 shares which vested in full on May 15, 2006.

(5) Consists of an option to purchase 20,000 shares which vest and become exercisable as to one-third on the first anniversary of the grant date and the remaining two-thirds will vest quarterly over the following two years and a restricted stock award of 10,000 shares which vests in full on January 26, 2009.

Outstanding Equity Awards at Fiscal Year End

The following table sets forth the outstanding equity award holdings held by our named executive officers at December 31, 2006.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable (2)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Kenneth H. Traub	250,000	—	1.75	2/2/09	—	—
	100,000	—	2.50	5/10/09	—	—
	175,000	—	2.03	8/9/10	—	—
	250,000	—	1.9375	12/13/10	—	—
	131,250(3)	18,750(3)	0.85	5/27/13	—	—
	50,000	—	1.13	12/17/13	—	—
	29,170(4)	20,830(4)	2.95	1/06/15	—	—
	—	—	—	—	45,000(5)	123,300
Salvatore F. D'Amato	175,000	—	2.50	4/16/09	—	—
	75,000	—	2.0313	8/9/10	—	—
	75,000	—	1.9375	12/13/10	—	—
	25,000	—	0.85	5/27/13	—	—
	15,000	—	1.13	12/17/13	—	—
	15,000	—	2.95	1/06/15	—	—
Mark J. Bonney	— (6)	10,000(6)	0.78	2/19/13	—	—
	— (4)	3,334(4)	2.95	1/6/15	—	—
	56,243(4)	56,257(4)	3.80	6/8/15	—	—
	8,334(4)	11,666(4)	5.65	9/21/15	—	—
	16,666	—	6.45	12/15/15	—	—
	— (4)	20,000(4)	6.00	1/25/16	—	—
	—	—	—	—	5,000(7)	13,700
	—	—	—	—	10,000(5)	27,400

(1) Reflects the value as calculated based on the closing price of the Company's common stock on December 29, 2006 of $2.74.

(2) These options are fully vested and exercisable.

(3) One-quarter of these options became vested and exercisable on the first anniversary of the grant date and the remaining three-quarters will vest quarterly over the following three years.

(4) One-third of these options became fully vested and exercisable on the first anniversary of the grant date and the remaining two-thirds will vest quarterly over the following two years.

(5) These shares vest in full on January 26, 2009.

(6) These options vest as to one-fifth on each anniversary of the grant date.

(7) These shares vest in full on November 15, 2008.

Option Exercises and Stock Vested

There were no exercises of stock options by our named executive officers during the year ended December 31, 2006. The following table sets forth the vesting of stock (reflecting restricted common stock) for our named executive officers during the year ended December 31, 2006.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired On Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired On Vesting (#)	Value Realized on Vesting (1)($)
Kenneth H. Traub	—	—	—	—
Salvatore F. D'Amato	—	—	5,000	$13,600
Mark J. Bonney	—	—	—	—

(1) Amount in this column reflects the fair market value on May 15, 2006 the date upon which the restricted shares vested.

Pension Benefits

We do not sponsor any plans that provide for payments or other benefits at, following, or in connection with retirement.

Nonqualified Deferred Compensation

We currently do not sponsor any non-qualified defined contribution or other non-qualified deferred compensation plan.

Potential Payments Upon Termination or a Change of Control

As set forth in our employment agreements with each of Messrs. Traub, D'Amato and Bonney, a "Change of Control" means (i) the direct or indirect acquisition, whether by sale, merger, consolidation, or purchase of assets or stock, by any person, corporation, or other entity or group thereof of the beneficial ownership of our shares which, when added to any other shares the beneficial ownership of which is held by the acquiror, shall result in the acquirer's having more than 33% of the votes that are entitled to be cast at meetings of stockholders as to matters on which all outstanding shares are entitled to be voted as a single class; provided, however, that such acquisition shall not constitute a Change of Control for purposes of such employment agreements if prior to such acquisition a resolution declaring that the acquisition shall not constitute a Change of Control is adopted by our Board with the support of a majority of our Board members who either were members of the Board for at least two years prior to the date of the vote on such resolution or were nominated for election to the Board by at least two-thirds of the directors then still in office who were members of the Board at least two years prior to the date of the vote on such resolution; and provided further, that neither us, nor any person who as of the date of such employment agreement, was one of our directors or officers, nor any trustee or other fiduciary holding securities under any of our employee benefit plans, nor any corporation owned, directly or indirectly, by our shareholders in substantially the same proportions as their ownership of our shares shall be deemed to be an "acquirer", (ii) the election during any two-year period to a majority of the seats on our Board of Directors individuals who were not members of the Board at the beginning of such period unless such additional or replacement directors were approved by at least 80% of the continuing directors or (iii) stockholder approval of a plan of our complete liquidation or an agreement for the sale or disposition of all or substantially all of our assets.

Kenneth H. Traub

We are party to an amended and restated employment agreement, dated March 29, 2005, with Mr. Traub. Pursuant to our agreement with Mr. Traub, upon the occurrence of the events described below Mr. Traub is entitled to receive certain benefits and/or payments from us.

Termination upon non-renewal. Under the terms of our agreement with Mr. Traub, in the event that his agreement is not renewed he shall receive an amount equal to two times his salary and bonus for the prior year.

Resignation by Mr. Traub. In the event Mr. Traub resigns, other than for "good reason," he shall (a) have no right to receive any further salary or bonus, (b) cease to be covered under or permitted to participate in any of our benefit plans and (c) forfeit any and all non-vested options granted or non-vested common stock purchased under our stock option or equity incentive plans.

Termination for "cause" or upon disability or death. In the event Mr. Traub is terminated for "cause" he shall (a) have no right to receive any further salary, (b) be entitled to receive any bonus, payable on a pro rata basis which may have accrued, (c) cease to be covered under or be permitted to participate in any of our benefit plans (except payments due under any life or disability insurance plans) and (d) have no further right to purchase shares of our common stock under any stock option or equity incentive plan; provided, that all restrictions on any options or shares of restricted stock purchased by Mr. Traub shall lapse on his termination date. In the event of Mr. Traub's death, we shall continue to pay his salary for a period of one year following his death and his beneficiaries shall be entitled to receive any bonus, payable on a pro rata basis, which may have accrued and his beneficiaries shall be entitled to all rights with respect to any options granted or common stock purchased for a period of two years following his death and all restrictions shall lapse on such date.

Termination without "cause" or resignation for "good reason." In the event that Mr. Traub is terminated without "cause" or resigns for "good reason," he shall (a) receive his salary and any bonus which may have accrued or which otherwise would have been granted by the Board had Mr. Traub not resigned or been terminated for two years following the termination date (except in the event Mr. Traub resigns for good reason in which case such amount will be reduced by 50%), (b) continue to participate in any of our benefit plans, (c) all non-vested options to purchase shares of common stock shall vest on Mr. Traub's termination date and Mr. Traub shall be entitled to all rights with respect to such options or common stock purchased under our stock option plan and equity incentive plan for a period of two years following the termination date and (d) all restrictions on restricted stock shall lapse on the date of Mr. Traub's termination.

Termination upon a "change of control" or resignation for "good reason" following a "change of control". In the event that Mr. Traub is terminated subsequent to a "change of control" or he resigns for good reason within one year following a "change of control" he shall receive in one lump sum payment within 30 days of his termination an amount equal to two times his salary and bonus. In the event that Mr. Traub is terminated subsequent to a "change of control" or he resigns for good reason at any time after one year following a "change of control" he shall receive in one lump sum payment within 30 days of his termination an amount equal to three times his salary and bonus. The Compensation Committee has interpreted "bonus" in this context to mean Mr. Traub's target bonus. To the extent such amounts are in excess of the amount allowable under Section 280(G) of the Internal Revenue Code or are subject to excise tax, we will gross-up any additional amounts due. In addition, all non-vested options to purchase shares of common stock shall vest on Mr. Traub's termination date and all restrictions on restricted stock shall lapse on the date of Mr. Traub's termination.

For purposes of Mr. Traub's amended and restated employment agreement the following terms have the meanings set forth below:

"Cause" means (i) the commission of any act of willful and material embezzlement or fraud on the part of Mr. Traub against the Company, (ii) any act or omission which constitutes a willful and material breach by Mr. Traub of his employment agreement, (iii) Mr. Traub's conviction of a crime, which is reasonably likely to have a material adverse effect on us or will prevent Mr. Traub from performing his duties for a sustained period of time, (iv) Mr. Traub becoming disabled or the death of Mr. Traub; provided, however, that cause shall not include any act or omission by Mr. Traub undertaken in good faith exercise of his business judgment or upon the reliance on counsel.

"Good Reason" means the occurrence of (i) our material breach of Mr. Traub's employment agreement, (ii) the assignment to Mr. Traub of duties inconsistent with his position or any significant adverse alteration in the status or condition of his employment or the nature of his responsibilities, (iii) our failure to continue to provide Mr. Traub with benefits substantially similar to those set forth in his employment agreement or to continue in effect any benefit or stock option plan which is material to his compensation or (iv) our failure to maintain directors and officers insurance at a specified level; provided that we shall have the opportunity to remedy the reasons set forth in (i), (iii) and (iv).

Salvatore F. D'Amato

We are party to an amended and restated employment agreement, dated December 19, 2006, with Mr. D'Amato. Pursuant to our agreement with Mr. D'Amato, upon the occurrence of the events described below Mr. D'Amato is entitled to receive certain benefits and/or payments from us.

Termination Upon a Change of Control. In the event Mr. D'Amato is terminated following a "Change of Control" for reasons other than "cause" or the executive resigns for "good reason" we will pay Mr. D'Amato a lump sum payment equal to his annual base salary at the time of his termination or resignation. To the extent such amounts are in excess of the amount allowable under Section 280(G) of the Internal Revenue Code or are subject to excise tax, we will gross-up any additional amounts due, and all non-vested options to purchase shares of common stock under our stock option and equity incentive plans shall lapse on his termination date. For purposes of Mr. D'Amato's employment agreement "good reason" means the occurrence of (i) our material breach of Mr. D'Amato's employment agreement, (ii) the assignment to Mr. D'Amato of duties inconsistent with his position or any significant adverse alteration in the status or condition of his employment or the nature of his responsibilities, (iii) our failure to continue to provide Mr. D'Amato with benefits substantially similar to those set forth in his employment agreement or to continue in effect any benefit or stock option plan which is material to his compensation or (iv) our failure to maintain directors and officers insurance at a specified level; provided that Mr. D'Amato shall not be deemed to have terminated his employment for "good reason" if the reason for his resignation is remedied prior to his termination date.

Mark J. Bonney

We are party to an employment agreement, dated June 9, 2005, with Mr. Bonney. Pursuant to our agreement with Mr. Bonney, upon the occurrence of the events described below Mr. Bonney is entitled to receive certain benefits and/or payments from us.

Resignation by Mr. Bonney. In the event Mr. Bonney resigns, other than for "good reason," he shall (a) have no right to receive any further salary or bonus, (b) cease to be covered under or permitted to participate in any of our benefit plans and (c) forfeit any and all non-vested options granted or non-vested common stock purchased under our stock option or equity incentive plans.

Termination upon non-renewal. Under the terms of our agreement with Mr. Bonney, in the event that his agreement is not renewed he shall receive an amount equal to his then existing salary for the next six months and he shall continue to participate in our benefit plans for such six month period.

Termination for "cause" or upon disability or death. In the event Mr. Bonney is terminated for "cause" he shall (a) have no right to receive any further salary, (b) cease to be covered under or be permitted to participate in any of our benefit plans (except payments due under any life or disability insurance plans) and (c) have no further right to purchase shares of our common stock under any stock option or equity incentive plan.

Termination without "cause" or resignation for "good reason." In the event that Mr. Bonney is terminated without "cause" or resigns for "good reason," he shall (a) receive his salary then in effect for a period of six months following his termination date, (b) continue to participate in any of our benefit plans, and (c) shall be entitled to exercise stock options granted under any stock option or equity incentive plan that have vested as of the termination date for a period of nine months following his termination date.

Termination upon a "change of control" or resignation for "good reason" following a "change of control." In the event that Mr. Bonney is terminated subsequent to a "change of control" or he resigns for good reason at any time following a "change of control" he shall receive in one lump sum payment within 30 days of his termination an amount equal to 1.5 times his salary and bonus. The Compensation Committee has interpreted the word "bonus" in this context to mean Mr. Bonney's target bonus. To the extent such amounts are in excess of the amount allowable under Section 280(G) of the Internal Revenue Code or are subject to excise tax, we will gross-up any additional amounts due. In addition, all non-vested options to purchase shares of common stock shall vest on Mr. Bonney's termination date and all restrictions on restricted stock shall lapse on the date of Mr. Bonney's termination.

"Cause" means (i) the commission of any act of theft or fraud on the part of Mr. Bonney against the Company, (ii) any act or omission which constitutes a material breach by Mr. Bonney of his employment agreement, including a refusal or failure by Mr. Bonney to perform his duties and obligations hereunder, (iii) Mr. Bonney's conviction of a crime, (iv) Mr. Bonney becoming disabled or (v) the death of Mr. Bonney.

"Good Reason" shall mean the occurrence of (i) our material breach of Mr. Bonney's employment agreement by the Company or (ii) our failure to continue to provide Mr. Bonney with salary and benefits substantially similar to those described in Mr. Bonney's employment agreement, or to continue in effect any benefit or stock option plan which is material to Mr. Bonney's compensation, including but not limited to, our stock option or equity incentive plans, or the failure to pay Mr. Bonney a bonus in accordance with the terms of his employment agreement; provided, however, Mr. Bonney shall not be deemed to have "good reason" to terminate his employment until such time as we shall have received notice of his intent to terminate his employment upon the occurrence of an event set forth in (i) or (ii) above, the nature of such events and we have been given thirty (30) days to remedy such events.

The following table sets forth the estimated value of payments and benefits due to our named executive officers under the circumstances summarized above pursuant to their employment agreements assuming our named executive officers' employment was terminated on December 31, 2006.

Name	Payment Trigger Event	Salary Severance	Bonus Severance (1)	Benefits/ Perquisites (2)	Equity Acceleration (3)	Tax Gross-Up (4)	Other Payments (5)	Total Value
Kenneth H. Traub	Non-Renewal	$ 824,000	$200,000	—	—	—	—	$1,024,000
	Termination For Cause	—	$100,000	—	—	—	$24,177	$ 124,177
	Termination without Cause	$ 824,000	$200,000	$32,724	$236,243	—	$48,354	$1,341,321
	Resignation for Good Reason	$ 412,000	$100,000	$16,362	$236,243	—	$24,177	$ 788,782
	Termination upon a Change of Control or Resignation for Good Reason within one year of a Change of Control	$ 824,000	$200,000	—	$236,243	—	—	$1,260,243
	Termination upon a Change of Control or Resignation for Good Reason after one year of a Change of Control	$1,236,000	$300,000	—	$236,243	$48,273	—	$1,820,516
	Disability	—	$100,000	—	—	—	$24,177	$ 124,177
	Death	$ 412,000	$100,000	—	—	—	—	$ 512,000
Salvatore F. D'Amato	Termination upon a Change of Control	$ 208,670	—	—	—	—	—	$ 208,670

Name	Payment Trigger Event	Salary Severance	Bonus Severance (1)	Benefits/ Perquisites (2)	Equity Acceleration (3)	Tax Gross-Up (4)	Other Payments (5)	Total Value
Mark J. Bonney	Non-Renewal	$112,500	—	$6,901	—	—	$8,487	$127,888
	Termination without Cause	$112,500	—	$6,901	—	—	$8,487	$127,888
	Resignation for Good Reason	$112,500	—	$6,901	—	—	$8,487	$127,888
	Termination upon a Change of Control or Resignation for Good Reason following a Change of Control	$337,500	$105,000	—	$347,865	—	—	$790,365

(1) Based upon the executive's target bonus assuming a change of control occurred on December 31, 2006.

(2) Includes the use of a company vehicle and the Company's contribution to the executive's 401-K account.

(3) Accelerated equity value is equal to the remaining expense to be recorded by the Company for options and stock awards that were unvested on December 31, 2006 according to FAS 123R.

(4) Compensation and benefits in excess of three times compensation may be subject to a non-deductible 20% excise tax under Internal Revenue Code 280G.

(5) Includes the Company's premium cost for all employee benefits and executive supplemental benefits.

Director Compensation

Each of our non-employee directors receives compensation of $12,000 per year for serving on the Board of Directors. Each also receives $1,000 for each board meeting attended in person, $500 for each telephonic board meeting attended and $500 for each committee meeting attended. The chairman of each committee receives an additional $6,000 annual fee. We reimburse our directors for any expenses incurred in attending meetings of the Board of Directors and the committees thereof. Upon their initial election to the Board of Directors, each non-employee director is granted options to purchase 25,000 shares of our common stock. Such options are exercisable at the fair market value of the common stock at the date of grant. These options become vested and exercisable for up to 20% of the total option shares upon the first anniversary of the grant of the options and for an additional 20% of the total option shares upon each succeeding anniversary until the option is fully exercisable at the end of the fifth year. In addition, each non-employee director receives an option to purchase 5,000 shares of our common stock at the first meeting of the Board of Directors of each calendar year. Such options are exercisable at the fair market value on the date of the grant and will become vested and exercisable over a period of three years. In addition, directors may, from time to time, receive additional grants of options to purchase shares of our common stock as determined by our Board of Directors.

Name	Fees Earned Or Paid In Cash ($)	Stock Awards ($)	Option Awards (1)($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kenneth H. Traub	—	—	—	—	—	—	—
Salvatore F. D'Amato ...	—	—	—	—	—	—	—
Fred J. Levin (2)	$29,500	—	7,351(3)	—	—	—	$36,851
Jordan S. Davis (4)	$28,000	—	7,351(3)	—	—	—	$35,351
Richard L. Robbins (5) ...	$13,500	—	4,629(6)	—	—	—	$18,129

(1) Represents the amount of the total fair value of stock and option awards recognized by us as an expense in 2006 for financial accounting purposes, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions. The fair value of these awards and the amounts expensed in 2006 were determined in accordance with FAS 123R. The assumptions used to calculate the grant date fair value of these awards are set forth in the notes to our consolidated financial statements, which are included in Part II Item 8 of this Annual Report on Form 10-K. There can be no assurance that the FAS 123R amounts will ever be realized.

(2) Mr. Levin is the Chairman of the Compensation Committee.

(3) Consists of an option to purchase 5,000 shares of common stock granted on January 26, 2006. One-third of these options will become fully vested and exercisable on the first anniversary of the grant date and the remaining two-thirds will vest quarterly over the following two years.

(4) Mr. Davis served as the Chairman of the Audit Committee until August 22, 2006.

(5) Mr. Robbins became a member of our Board of Directors on August 22, 2006, at which time he was appointed Chairman of the Audit Committee.

(6) Consists of an option to purchase 25,000 shares of common stock granted on August 22, 2006 upon Mr. Robbins' election to the Board of Directors. One-fifth of these options will become fully vested and exercisable on each anniversary of the grant date.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee currently consists of Messrs. Levin, Davis and Robbins. No member of our Compensation Committee is or has been an officer or employee of us. No interlocking relationships exist between the Board of Directors or Compensation Committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past. None of our executive officers or directors serves on the board of directors or compensation committee of any entity which has one or more executive officers serving as a member of our Board of Directors or Compensation Committee.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section of this Annual Report on Form 10-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that it be included in this Annual Report on Form 10-K.

Compensation Committee

Fred Levin (Chairman)
Jordan Davis
Richard Robbins

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The following table sets forth information as of March 31, 2007 (except as otherwise noted in the footnotes) regarding the beneficial ownership (as defined by the Securities and Exchange Commission (the ("SEC")) of our common stock by each person known to us to beneficially own more than five percent of our outstanding common stock.

Name of beneficial owner	Amount and nature of beneficial ownership (1)	Percentage of common stock (1)
Crane & Co., Inc. 30 South Street Dalton, MA 01226 (2)	3,387,720	17.9%
Libra Advisors, LLC Libra Associates, LLC Libra Fund, L.P. Ranjan Tandon (3)	2,156,000	11.4%
Michael J. Harkins Levy, Harkins & Co., Inc. The Gracy Fund, L.P. Edwin A. Levy James Lebenthal (4)	3,960,128	20.9%
William M. Hitchcock Randall C. Bassett David H. Hancock SEP IRA F/B/O Norman H. Pessin Sandra F. Pessin Michael J. Harkins Levy, Harkins & Co., Inc. The Gracy Fund, L.P. Edwin A. Levy James Lebenthal (5)	3,960,128	20.9%
VN Capital Fund I, L.P. VN Capital Management, LLC Joinville Capital Management, LLC James T. Vanasek Patrick Donnell Noone (6)	968,957	5.1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or investment power with respect to securities. At March 31, 2007, we had 19,034,138 shares of our common stock outstanding.

(2) The address of the principal office of Crane & Co., Inc. is 30 South Street, Dalton, Massachusetts 01226.

(3) The information provided is based solely on a Schedule 13G, as amended, filed with the SEC on February 14, 2007. Libra Advisors, LLC is the general partner of Libra Fund, L.P. which owns 1,803,316 shares of common stock. Libra Advisors, LLC has the power to vote and to direct the voting of and the power to dispose and direct the disposition of these 2,156,000 shares. Ranjan Tandon is the sole voting member and manager of Libra Advisors, LLC and may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 2,156,000 shares of common stock beneficially owned by Libra Advisors, LLC. The address of the principal office of each of Libra Advisors, LLC, Libra Fund, LP, Libra Associates, LLC and Ranjan Tandon is 909 Third Avenue, New York, New York 10022.

(4) The information provided is based solely on a Schedule 13D filed with the SEC on April 9, 2007. Michael J. Harkins ("Harkins") may be deemed to beneficially own 3,960,128 shares of our common stock because he is the president of Levy, Harkins & Co., Inc. ("LHC") and a general partner of The Gracy Fund, L.P. ("The Gracy Fund"). LHC and The Gracy Fund are parties to a Voting Agreement, dated March 28, 2007, by and among LHC, The Gracy Fund, William M. Hitchcock, Randall C. Bassett, David H. Hancock, the SEP IRA F/B/O Norman H. Pessin, Sandra F. Pessin, Edwin A. Levy ("Levy") and James Lebenthal ("Lebenthal"). Each of the parties to the Voting Agreement may be deemed, individually and as a group, to beneficially own 3,960,128 shares of our common stock and have shared voting power with respect to such shares. Harkins may be deemed to share voting power as to 3,960,128 shares of our common stock by nature of his position as president of LHC and general partner of The Gracy Fund. LHC may be deemed the beneficial owner of (i) 1,440,856 shares of common stock held in individual accounts of investment advisory clients of LHC and (ii) 413,300 shares of common stock owned by The Gracy Fund, Levy, Harkins and Lebenthal. The Gracy Fund, a private investment company, is the beneficial owner of 294,500 shares of common stock. LHC, Harkins, Levy and Lebenthal have shared power to vote or direct the vote of, and dispose or to direct the disposition of the 1,440,856 shares beneficially owned or deemed beneficially owned by LHC. The Gracy Fund, Harkins, Levy and Lebenthal have shared power to vote or direct the vote of, and dispose or to direct the disposition of the 294,500 shares beneficially owned or deemed beneficially owned by The Gracy Fund. Levy, individually is the beneficial owner of 117,100 of common stock. Lebenthal, individually is the beneficial owner of 1,700 shares of common stock. The address of the principal office of each of LHC, The Gracy Fund, Harkins, Levy and Lebenthal is 366 Madison Avenue, New York, New York 10017.

(5) The information provided is based solely on a Schedule 13D filed with the SEC on March 30, 2007. Each of William M. Hitchcock ("Hitchcock"), Randall C. Bassett ("Bassett"), David H. Hancock ("Hancock"), the SEP IRA F/B/O Norman H. Pessin (the "Pessin IRA"), Sandra F. Pessin ("Pessin"), Levy Harkins & Co., Inc. ("LHC"), The Gracy Fund, L.P. ("The Gracy Fund"), Edwin A. Levy ("Levy") and James Lebenthal ("Lebenthal") are parties to a Voting Agreement, dated March 28, 2007. Each of the parties to the Voting Agreement may be deemed, individually and as a group, to beneficially own 3,960,128 shares of our common stock and have shared voting power with respect to such shares. Hitchcock has sole dispositive power with respect to 436,500 shares of our common stock and disclaims beneficial ownership of 5,500 shares owned by his wife. Basset has sole dispositive power with respect to 55,000 shares of our common stock. Hancock has sole dispositive power as to 232,822 shares of our common stock and disclaims beneficial ownership of 25,000 shares owned by his adult son. The Pessin IRA has sole dispositive power with respect to 895,810 shares of our common stock. Pessin has sole dispositive power with respect to 485,840 shares of our common stock. LHC shares dispositive power as to 1,440,856 shares of our common stock and dispositive power as to these shares is shared with the owners of such managed accounts. The Gracy Fund shares dispositive power with respect to 294,500 shares of our common stock with Levy, Lebenethal and Michael J. Harkins ("Harkins"). Levy has sole dispositive power as 117,100 shares of our common stock and shares dispositive power as to 1,440,856 shares with LHC, Lebenthal and Harkins and with the owners of such managed accounts. Lebenthal has sole dispositive power as to 1,700 shares of our common stock and shares dispositive power as to 1,440,856 shares with LHC, Levy and Harkins and with the owners of such managed accounts. Harkins may be deemed to share voting power as to 3,960,128 shares by nature of his position as president of LHC and general partner of The Gracy Fund. The address of the principal office of Hitchcock is 712 Main Street, Suite 1250, Houston, Texas 77002. The address of the principal office of Bassett is 2601 Ocean Park Boulevard, Suite 320, Santa Monica, California 90405. The address of the principal office of Hancock is 12498 S. Highway, Grandview, Missouri 64030. The address of the principal office of the Pessin IRA and Pessin is 400 E. 51st Street, New York, New York 10017. The address of the principal office of each of LHC, The Gracy Fund, Harkins, Levy and Lebenthal is 366 Madison Avenue, New York, New York 10017.

(6) The information is based solely on a Schedule 13D filed with the SEC on January 9, 2007. VN Capital Fund I, L.P. ("VN Fund") has sole voting and dispositive power with respect to 968,957 shares of our common stock. The general partners of VN Fund are VN Capital Management, LLC ("VN Capital") and Joinville Capital Management, LLC ("Joinville") and as such may be deemed to beneficially own the 968,957 shares

of our common stock owned by VN Fund. James T. Vanasek and Patrick Donnell Noone are the managing members of VN Capital and Joinville and as such may be deemed to beneficially own the 968,957 shares of our common stock owned by VN Fund. The address of the principal office of each of VN Fund, VN Capital, Joinville and Messrs. Vanasek and Noone is 1133 Broadway, Suite 1609, New York, New York 10010.

The following table sets forth information as of March 31, 2007 regarding the beneficial ownership of our common stock of: (i) each director, (ii) each executive officer named in the summary compensation table and (iii) all our directors and executive officers as a group. Except as otherwise specified, the named beneficial owner has the sole voting and investment power over the shares listed.

Name (1)	Aggregate number of shares beneficially owned (2)	Percentage of common stock (3)
Kenneth H. Traub (4)	1,053,336	5.3%
Salvatore F. D'Amato (5)	387,000	2.0%
Mark J. Bonney (6)	140,631	*
Fred J. Levin (7)	103,585	*
Jordan S. Davis (8)	31,667	*
Richard L. Robbins	—	*
All directors and executive officers as a group (6 persons)(9)	1,716,219	8.3%

* Represents less than 1% of our outstanding common stock.

(1) The address for each person named in the table is c/o American Bank Note Holographics, Inc., 2 Applegate Drive, Robbinsville, New Jersey 08691.

(2) Beneficial ownership is determined in accordance with the rules of the SEC, and includes general voting power and/or investment power with respect to securities. At March 31, 2007, we had 19,034,138 shares of our common stock outstanding. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2007 are deemed outstanding for computing the percentage beneficially owned by the person holding such options.

(3) Based on the number of shares outstanding at March 31, 2007.

(4) Includes 1,008,336 shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2006. Includes 45,000 shares of restricted stock that fully vest on January 26, 2009.

(5) Includes 380,000 shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2006.

(6) Includes 105,631 shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2006. Includes 15,000 shares of restricted stock, 5,000 of which fully vest on November 15, 2008 and the balance of which fully vest on January 26, 2009.

(7) Includes 29,999 shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2006.

(8) Includes 11,667 shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2007.

(9) Includes 1,535,633 shares of common stock subject to options currently exercisable or exercisable within 60 days of March 31, 2007.

Equity Compensation Plan Information

The information required by this item concerning our common stock which may be issued under our equity compensation plans at December 31, 2006 is set forth under the heading "Equity Compensation Plan Information" in Part II Item 5 of this Annual Report on Form 10-K.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

Certain Relationships and Related Transactions

On June 30, 2000, we entered into a Stock Purchase Agreement (the "Agreement") with Crane & Co., Inc. ("Crane"). Under the Agreement, we sold 3,387,720 shares of our common stock to Crane for an aggregate purchase price of $9,316,230. The Agreement also provides that our Board of Directors and our audit committee of our Board of Directors each be expanded by one position, which was filled by Douglas A. Crane, a representative of Crane. Mr. Crane resigned from our Board of Directors on November 29, 2005 and Crane & Co. has not appointed a replacement. On November 30, 2005 we were informed by Crane & Co., Inc. of their intention to sell a portion or all of their shares in an orderly manner to institutional buyers. Crane & Co., Inc. has not sold any shares as of April 15, 2007.

The Agreement also contains a standstill provision, whereby Crane agreed that, among other things, neither it nor its affiliates, except as otherwise provided for in the Agreement, will acquire more than its current proportionate share of our outstanding securities. The standstill provision also provides that Crane will not offer, sell or transfer any of its voting securities of our company during a tender or exchange offer if such offer is opposed by our Board of Directors. The standstill provision also prohibits Crane from participating, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Securities and Exchange Commission), or seek to advise or influence any person or entity with respect to voting of any voting securities of the Company or vote in favor of any matter (including without limitation any acquisition transaction) that is opposed by the Board of Directors. Further Crane agreed to not join a partnership, syndicate or other group, or otherwise act in concert with any other person, for the purpose of acquiring, holding, voting or disposing of any voting securities of the Company or otherwise participate, directly or indirectly, in any acquisition transaction involving the Company that is not approved by the Board. In connection with the transaction, Crane also received the right to cause us to register Crane's shares for public resale and the right to include such shares in any future registration of our securities, subject to certain exceptions.

During 2000, we entered into agreements with Crane under which we rented factory space and lease employees for our facility in Dalton, Massachusetts. This arrangement ended in October 2006 and all leased facilities and employees were turned over to Crane at that time. For the years ended December 31, 2006, 2005 and 2004, we paid Crane under these agreements $60,000, $72,000 and $72,000, respectively, for the rental of the factory space and $62,000, $153,000 and $169,000, respectively, for the leased employees.

Director Independence

Our Board of Directors has reviewed the materiality of any relationship that each of the directors has with us, either directly or indirectly. Based on this review, the Board of Directors has determined that each of Messrs. Davis, Levin and Robbins are "independent directors" applying the definition of independence set forth in Rule 4200(a)(15) of The Nasdaq Stock Market, and Messrs. Traub and D'Amato were not "independent directors" by virtue of their employment by us.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

AUDIT FEES

PricewaterhouseCoopers, LLP, our independent registered public accounting firm for 2005 and 2006 and Ernst & Young LLP, our former independent registered public accounting firm, were paid for audit and other services rendered as set forth below.

	PricewaterhouseCoopers, LLP	Ernst & Young LLP
2006 Fiscal Year		
Audit Fees	$322,000	$ —
Audit-Related Fees	100,370	—
Tax Fees	16,000	—
All Other Fees	—	$ 5,000
Total Fees for the Year Ended December 31, 2006	$438,370	5,000

	PricewaterhouseCoopers, LLP	Ernst & Young LLP
2005 Fiscal Year		
Audit Fees	$253,000	$25,000
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	13,000
Total Fees for the Year Ended December 31, 2005	$253,000	$38,000

Tax fees for 2006 pertained to reviews of our federal and state tax returns.

The Audit Committee concluded that provision of these services is compatible with maintaining the principal accountants' independence.

Pre-Approval Policies

The Audit Committee pre-approves all audit and non-audit services provided by our independent registered public accounting firm prior to the engagement of the independent registered public accounting firm with respect to such services. With respect to audit services and permissible non-audit services not previously approved, the Audit Committee has authorized the Chairman of the Audit Committee to approve such audit services and permissible non-audit services, provided the Chairman informs the Audit Committee of such approval at its next regularly scheduled meeting. All "Audit Fees" and "Tax Fees" set forth above were pre-approved by the Audit Committee in accordance with its pre-approval policy.

Part IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) Financial Statements

The financial statements required by this item are submitted in a separate section beginning on page F-1 of this report. (*)

(2) Financial Statement Schedules

The financial statement schedule required by this item is submitted in a separate section on page S-1 of this report. (*)

Schedules other than that included at page S-1 of this report have been omitted because of the absence of conditions under which they are required or because the required information is included in our financial statements or notes thereto.

(3) Exhibits

The following exhibits are filed as part of this report or are incorporated herein by reference. Exhibit Nos. 10.4, 10.5, 10.6, 10.7, 10.8, 10.9, 10.10, 10.11, 10.12, 10.25, 10.30, 10.34, 10.35, 10.36, 10.37 and 10.38 are management contracts, compensatory plans or arrangements.

3.1 Amended and Restated Certificate of Incorporation. (1)

3.2 Amended and Restated By-Laws. (1)

3.3 Amendment to the Amended and Restated Certificate of Incorporation. (2)

4.1 Form of Common Stock Certificate. (1)

4.2 Stock Purchase Agreement by and between Crane & Co., Inc. and American Bank Note Holographics, Inc. dated as of June 29, 2000. (3)

10.1 Form of Separation Agreement, by and between American Bank Note Corporation and American Bank Note Holographics, Inc. dated July 20, 1998. (1)

10.2 Form of License Agreement. (1)

10.3 Form of Transitional Services Agreement. (1)

10.4 Form of Employee Benefits Allocation Agreement. (1)

10.5 Form of 1998 Stock Incentive Plan. (1)

10.6 Form of 2000 Stock Incentive Plan. (6)

10.7 Amendment to the 2000 Stock Incentive Plan. (15)

10.8 Form of 2005 Stock Incentive Plan. (17)

10.9 Form of Defined Contribution Plan. (1)

10.10 Employment Agreement, dated April 20, 1999, between Salvatore F. D'Amato and American Bank Note Holographics, Inc. (7)

10.11 Amended and Restated Employment Agreement between Kenneth Traub and American Bank Note Holographics, Inc., dated March 29, 2005. (16)

10.12 Amended and Restated Employment Agreement, dated June 9, 2005, between Alan Goldstein and American Bank Note Holographics, Inc. (15)

10.13 Standard Form of Loft Lease, dated as of July 23, 1992, by and between Robert Martin Company and American Bank Holographics, Inc. (9)

10.14 Agreement entered into between MACK-CALI CW REALITY ASSOCIATES L.L.C., and American Bank Note Holographics, Inc. as the Second Amendment to the Standard Form of Loft Lease, dated as of July 23, 1992, by and between Robert Martin Company (Succeeded by MACK-CALI) and American Bank Note Holographics, Inc. dated September 12, 2006. (21)

10.15 Lease Agreement, dated as of January 19, 2001 by and between Crane & Co., Inc. and American Bank Note Holographics, Inc. (9)

10.16 Lease Agreement, dated August 11, 2002, by and between Mark Hankin and HanMar Associates MLP, tenants-in-common and American Bank Note Holographics, Inc. with Addenda thereto. (11)

10.17 Settlement Agreement, dated July 1, 2002, by and between American Bank Note Holographics, Inc. and Leonhard Kurz GmbH & Co. KG (10)

10.18 Patent License Agreement, dated July 1, 2002, by and between American Bank Note Holographics, Inc. and Leonhard Kurz GmbH & Co. KG (10)(+)

10.19 Substitute Cross License Agreement, dated July 1, 2002, by and between American Bank Note Holographics, Inc. and Leonhard Kurz & Co. KG (10)

10.20 Hologram Agreement, dated February 28, 2003, by and between MasterCard International Incorporated and American Bank Note Holograhics, Inc. (11)(+)

10.21 Amendment No. 1 to the Hologram Agreement, dated February 28, 2003, by and between MasterCard International Incorporated and American Bank Note Holographics, Inc. (13)(+)

10.22 Amendment No. 2 to Hologram Agreement, dated March 25, 2005 to the Hologram Agreement, dated February 28, 2003, by and between MasterCard International Incorporated and American Bank Note Holographics, Inc. (18)(+)

10.23 Amendment No. 3 to Hologram Agreement, dated August 24, 2005 to the Hologram Agreement, dated February 28, 2003, by and between MasterCard International Incorporated and American Bank Note Holographics, Inc. (18)(+)

10.24 VISA International Holographic Magnetic Stripe Tape Manufacturing Approval Association and American Bank Note Holographics, Inc. (18)(+)

10.25 Form of Indemnification Agreement between the Company and its directors and officers. (12)

10.26 Sublease Agreement by and between APW North America Inc. and American Bank Note Holographics, Inc., dated December 14, 2004. (14)

10.27 Subordination, Non-Disturbance, Attornment, Renewal and Option to Purchase Agreement by and between American Bank Note Holographics, Inc. and More Applied Four (DE) LLC, dated December 14, 2004. (14)

10.28 Subordination, Non-Disturbance and Attornment Agreement by and between American Bank Note Holographics, Inc. and LaSalle Bank National Association, formerly known as LaSalle National Bank, as Trustee for Morgan Stanley Capital I Inc., Commercial Mortgage Securities Inc., Commercial Mortgage Pass-Through Certificates, Series 1999-WF1, dated December 14, 2004. (14)

10.29 Escrow Agreement by and between APW North America Inc., American Bank Note Holographics, Inc. and Chicago Title Insurance Company, dated December 14, 2004. (14)

10.30 Employment Agreement, dated June 9, 2005, by and between American Bank Note Holographics, Inc. and Mark Bonney. (15)

10.31 Development, Supply and Subcontracting Agreement, dated May 30, 2001, by and between American Bank Note Holographics, Inc. and CFC International, Inc. (+)

10.32 Amendment No. 1 to Development, Supply and Subcontracting Agreement, dated May 30, 2001, by and between American Bank Note Holographics, Inc. and CFC International, Inc., made as of January 4, 2006. (19)(+)

10.33 Amendment No. 2 to Development, Supply and Subcontracting Agreement, dated May 30, 2001, by and between American Bank Note Holographics, Inc. and CFC International, Inc., made as of July 26, 2006. (20)(+)

10.34 Form of Option Agreement for American Bank Note Holographics, Inc. 1998 Stock Incentive Plan as amended. (5)

10.35 Form of Option Agreement for American Bank Note Holographics, Inc. 2000 Stock Incentive Plan. (5)

10.36 Form of Option Agreement for American Bank Note Holographics, Inc. 2005 Stock Incentive Plan. (16)

10.37 Form of Restricted Stock Agreement for American Bank Note Holographics, Inc. 2005 Stock Incentive Plan. (16)

10.38 Amended and Restated Employment Agreement, dated December 19, 2006, between Salvatore F. D'Amato and American Bank Note Holographics, Inc. (*)

23.1 Consent of PricewaterhouseCoopers LLC. (*)

23.2 Consent of Ernst & Young LLP. (*)

24.1 Power of Attorney of Jordan S. Davis, dated March 15, 2007. (*)

24.2 Power of Attorney of Fred Levin dated March 24, 2007. (*)

24.3 Power of Attorney of Richard L. Robbins dated March 15, 2007. (*)

24.4 Power of Attorney of Salvatore F. D'Amato dated February 20, 2007. (*)

31.1 Certification of Kenneth H. Traub pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Mark Bonney pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Kenneth H. Traub pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002.

32.2 Certification of Mark Bonney pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes—Oxley Act of 2002.

(*) Previously filed on March 30, 2007 with our annual report on Form 10-K.

(1) Incorporated by reference from the Registration Statement on Form S-1 (Registration No. 333- 51845).

(2) Incorporated by reference from the Proxy Statement on Schedule 14A filed on July 3, 2001.

(3) Incorporated by reference from the Quarterly Report on Form 10-Q filed on August 14, 2000.

(4) Incorporated by reference from the Annual Report on Form 10-K for 2000.

(5) Incorporated by reference from the Registration Statement on Form S-8 (Registration No. 333- 61602).

(6) Incorporated by reference from the Proxy Statement on Schedule 14A filed on August 11, 2000.

(7) Incorporated by reference from the Annual Report on Form 10-K for 1998.

(8) Incorporated by reference from the Annual Report on Form 10-K for 1999.

(9) Incorporated by reference from the Annual Report on Form 10-K for 2001.

(10) Incorporated by reference from the Quarterly Report on Form 10-Q filed on August 13, 2002.

(11) Incorporated by reference from the Annual Report on Form 10-K for 2002.

(12) Incorporated by reference from the Quarterly Report on Form 10-Q filed on August 12, 2003.

(13) Incorporated by reference from the Quarterly Report on Form 10-Q filed on November 13, 2003.

(14) Incorporated by reference from the Current Report on Form 8-K filed on December 20, 2004.

(15) Incorporated by reference from the Quarterly Report on Form 10-Q filed on August 15, 2005.

(16) Incorporated by reference from the Annual Report on Form 10-K for 2004.

(17) Incorporated by reference from the Registration Statement on Form S-8 (Registration No. 333-129686).

(18) Incorporated by reference from the Quarterly Report on Form 10-Q filed on November 13, 2005.

(19) Incorporated by reference from the Annual Report on Form 10-K for 2005.

(20) Incorporated by reference from the Quarterly Report on Form 10-Q filed on August 11, 2006.

(21) Incorporated by reference from the Quarterly Report on Form 10-Q filed on November 14, 2006.

(+) Portions have been omitted pursuant to a request for confidential treatment.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN BANK NOTE HOLOGRAPHICS, INC.

By: /s/ KENNETH H. TRAUB

Kenneth H. Traub
President and Chief Executive Officer

April 30, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ KENNETH H. TRAUB **Kenneth H. Traub**	President, Chief Executive Officer and Director (Principal Executive Officer)	April 30, 2007
/s/ MARK J. BONNEY **Mark J. Bonney**	Chief Financial Officer (Principal Financial and Accounting Officer)	April 30, 2007
* **Salvatore F. D'Amato**	Chairman of the Board	April 30, 2007
* **Jordan S. Davis**	Director	April 30, 2007
* **Fred J. Levin**	Director	April 30, 2007
* **Richard L. Robbins**	Director	April 30, 2007

* /s/ KENNETH H. TRAUB

Kenneth H. Traub
Attorney-in fact

Exhibit 31.1

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULES 13A-14(a) AND 15D-14(a),
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kenneth H. Traub, certify that:

(1) I have reviewed this annual report on Form 10-K /A of American Bank Note Holographics, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 30, 2007

/s/ KENNETH H. TRAUB

Kenneth H. Traub
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULES 13A-14(a) AND 15D-14(a),
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Mark J. Bonney, certify that:

(1) I have reviewed this annual report on Form 10-K/A of American Bank Note Holographics, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

c. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 30, 2007

/s/ MARK J. BONNEY

Mark J. Bonney
Executive Vice President, Chief Financial Officer &
Chief Accounting Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies, in his capacity as Chief Executive Officer of American Bank Note Holographics, Inc. (the "Company"), that the Annual Report of the Company on Form 10-K/A for the period ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Report and the results of operations of the Company for the period covered by the Report.

By: /s/ KENNETH H. TRAUB

Kenneth H. Traub
President and Chief Executive Officer

Date: April 30, 2007

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to American Bank Note Holographics, Inc. and will be retained by American Bank Note Holographics, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The undersigned hereby certifies, in his capacity as Chief Financial Officer of American Bank Note Holographics, Inc. (the "Company"), that the Annual Report of the Company on Form 10-K/A for the period ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of Section 13(a) and 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Report and the results of operations of the Company for the period covered by the Report.

By: /s/ MARK J. BONNEY

Mark J. Bonney
Executive Vice President, Chief Financial Officer and Chief Accounting Officer

Date: April 30, 2007

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to American Bank Note Holographics, Inc. and will be retained by American Bank Note Holographics, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.


AMERICAN


HoloCard™
HoloMag™
AMERICAN BANK NOTE HOLOGRAPHICS
VISA
MasterCard
HoloSeal™

American Bank Note Holographics, Inc. is a world leader in the design, production and marketing of security holograms that authenticate valuable documents and products. ABNH security devices are used to protect a wide range of products and documents including most major transaction cards, secure documents issued by the United States and other governments, pharmaceuticals and other valuable consumer and industrial products.

The need for better security for documents and products continues to escalate as new imaging and printing technologies have made it easier for criminals and terrorists to counterfeit a wide variety of products and documents of value. The security devices that ABNH designs and produces provide an effective deterrent to counterfeiting since they are extremely difficult to copy and are easily recognizable. ABNH combines its world class holographic origination capabilities with proprietary applications to create effective solutions to combat the increasing worldwide problems of counterfeiting, tampering, diversion and fraud.

Officers And Directors

Executive Officers

Kenneth H. Traub
President & Chief Executive Officer

Salvatore F. D'Amato
Chairman of the Board

Mark J. Bonney
Executive Vice President
& Chief Financial Officer

Board of Directors

Kenneth H. Traub
President & Chief Executive Officer
American Bank Note Holographics, Inc.

Salvatore F. D'Amato
Chairman of the Board
American Bank Note Holographics, Inc.

Randall C. Bassett
Managing Director
Value Investments, LLC

Jordan S. Davis
Managing Partner
Radius Ventures

Eric Haskell
Executive Vice President
& Chief Financial Officer
Suncom Wireless

Fred J. Levin
President & Chief Executive Officer
LGI Network LLC

Richard L. Robbins
Corporate Director

Shareholder Information

Investor Information

ABNH's home page on the Internet is www.abnh.com.

Shareholders are advised to review information and other disclosures about ABNH contained in its Annual Report on Form 10-K (the "Form 10-K"). Investor information, including the Annual Report, Form 10-K, Form 10-Q, Proxy Statement and other periodic SEC updates as well as press releases and earnings announcements can be accessed directly from our website at:

www.abnh.com/investor/index.html

Common Stock

Listing: OTC Bulletin Board
Traded under the symbol: ABHH

Headquarters

2 Applegate Drive
Robbinsville, NJ 08691
(609) 632-0800

Counsel

Fulbright & Jaworski L.L.P
666 Fifth Avenue
New York, NY 10103

Auditors

PricewaterhouseCoopers LLP
400/500 Campus Drive
Florham Park, NJ 07932

Transfer Agent and Registrar

American Stock Transfer & Trust Co.
6201 15th Avenue, Third Floor
Brooklyn, NY 11219

Annual Meeting of Shareholders

September 7, 2007



AMERICAN BANK NOTE HOLOGRAPHICS, INC.
2 Applegate Drive, Robbinsville, NJ 08691
Tel. 609.632.0800 • Fax 609.632.0850 • www.abnh.com